2007 ANN

Letter To Shareholders



Cabela's®

WORLD'S FOREMOST OUTFITTER®

Hunting • Fishing • Outdoor Gear

Year In Review

Quarter One

BusinessWeek publishes its first-ever ranking of customer-service champs. Cabela's ranks No. 15 and is one of only two retailers to make the list.

In February, Cabela's is named Company of the Year and receives *Sporting Classics* magazine's prestigious Award of Excellence. Each year the editors of *Sporting Classics*, one of North America's top hunting and fishing publications, selects a small contingent of craftsmen, artists and companies in the outdoor industry which represent the best in professionalism, innovation and ethics.

Quarter Two

Cabela's opens its first store of the year in Hazelwood, Missouri, a suburb of St. Louis.

Cabela's economic development bonds related to its Wheeling, West Virginia, location are refinanced. As a result, the company receives $43 million from the retirement of these bonds. Proceeds were used for new retail store expansion, including capital expenditures and the purchase of economic development bonds.

Cabela's sells $60 million of senior notes in a private placement to qualified institutional buyers. Proceeds from the offering were used for new retail store expansion, including capital expenditures and the purchase of economic development bonds, and general corporate purposes.

Quarter Three

Cabela's opens its second store of the year in Hoffman Estates, Illinois, a suburb of Chicago.

Cabela's purchases S.I.R. Warehouse Sports Store, a Winnipeg-based specialty retailer of hunting, fishing, camping and related outdoor merchandise. S.I.R. is one of Canada's leading outdoor outfitters with a mail-order operation and a 44,000-square-foot retail store that will serve as headquarters for Cabela's Canadian operations.

Quarter Four

Cabela's opens six additional stores in just a two-month time frame.

- East Hartford, Connecticut
- Gonzales, Louisiana
- Hammond, Indiana
- Reno, Nevada
- Post Falls, Idaho
- Lacey, Washington

Cabela's implements customer-service enhancements at several retail stores ahead of schedule. Enhancements include In-Store Pick Up, which allows customers to order products from our direct business and pick them up at one of our stores, and In-Store Kiosks, which allow retail customers to order from our entire product inventory and have the order shipped to their home or one of our retail stores for pick up.

World's Foremost Bank exceeds one million average active credit card accounts in the quarter and more than $2 billion in total credit card loans outstanding.

Consumer Reports publishes a reader survey report ranking credit card issuers. The report ranked Cabela's branded credit card, Cabela's CLUB Visa, among the top five in cardholder satisfaction, the highest rating held by a bank-issued credit card.

Cabela's Web site, www.cabelas.com, ends the year as the most visited sporting goods industry e-commerce Web site, according to Hitwise Incorporated.



(letter continued)

- Advertising – Our goal is to increase sales lift from retail advertising and drive more traffic to our stores. Areas of focus include optimizing product selection, density and placement in retail advertising; improving productivity of print advertising; and enhancing the advertising strategy related to new store openings.

- Retail Operations – Our goal is to significantly impact retail store productivity and same store sales by focusing on increasing average ticket; improving overall productivity; enhancing outfitter training; and addressing underperforming stores.

- Margins – With the goal of improving merchandise gross margins through improved planning and merchandising for our retail stores, we will focus on implementing a new merchandise planning process; enhancing product assortments; flexing merchandise with more seasonal assortments; and improving visual merchandising.

- Inventory – Improving inventory turns in 2008 is the goal of this initiative. Areas of focus include better leveraging of existing technologies including our advanced replenishment system; reviewing and modifying minimum order quantities; and executing our "open to buy" process.

With these initiatives, we enter 2008 optimistic and determined to positively impact our business. We continue to evolve our business model by adapting and capitalizing on new ideas that will improve performance of our retail stores. For 2008, I am confident our employees and our initiatives are properly focused and will result in significant improvements in our business for this year as well as provide a solid foundation for the future. I look forward to updating you on the progress of these initiatives throughout the year.

Cabela's Advantage

I would like to express how extremely proud I am of the contribution of Cabela's outfitters and their response to the economic conditions that challenged us in the second half of 2007. Their true character was revealed as they buckled down to adapt to the changing economic climate in 2007 and willingly and quickly refocused on our strategic direction for 2008. Our outfitters are certainly a competitive advantage, and I am extremely proud of their positive attitude and dedicated work ethic.

In closing, the management team and I are very committed to providing our shareholders an acceptable return. I recognize our performance, coupled with tough economic conditions, did not provide the return our shareholders expect and deserve. We continue to live and believe in the values established by our founders Jim and Dick Cabela. We are confident the strength of the Cabela's brand, superior product selection and commitment to customer service will continue to separate us from the competition and provide critical elements for us to enhance shareholder value.

Sincerely,



Dennis Highby
President and Chief Executive Officer



Dennis Highby with a 31-inch Ontario, Canada, walleye.

About us

Cabela's® is a leading specialty retailer, and the world's largest direct marketer, of hunting, fishing, camping and related outdoor merchandise. Since our founding in 1961, Cabela's has grown to become one of the most well-known outdoor recreation brands in the world, and has long been recognized as the World's Foremost Outfitter®. Through our growing number of retail stores and our well-established direct business, we offer a wide and distinctive selection of high-quality outdoor products at competitive prices while providing superior customer service. We also issue the Cabela's CLUB® Visa credit card, which serves as our primary customer loyalty rewards program.

Letter To Shareholders

Dear Cabela's Shareholders:

Reflecting back on 2007, I have spent considerable time understanding where we successfully executed and where we did not execute in our business. On one hand, we accomplished significant goals, such as opening eight new retail stores on or ahead of schedule, including seven in a two-month period. On the other hand, we had several challenges, most significantly a tough retail environment in the back half of 2007. We also experienced challenges in our fast-growing retail business, revolving around the execution of our retail model. Adapting our business from a world-class direct marketing company to a fluid retail business requires significant changes to our core-operating model. Transition to retail is a big change for our company, and I will talk more about this later.

Not to be overshadowed by operating results, our company celebrated significant accomplishments in 2007 by delivering record revenue and record diluted earnings per share. In addition, we added customer service enhancements in several retail stores, which allow customers to shop seamlessly across all channels. Through our In-Store Pick Up Program, customers now have the ability to order products from our direct business and pick them up at one of our stores. In addition, our new In-Store Kiosk Program allows retail customers to order from our entire product inventory, the largest product assortment in the outdoor industry. Also, our highly successful Web site, www.cabelas.com, was once again the most visited e-commerce Web site in the sporting goods industry for 2007, according to Hitwise Incorporated.

And, in accordance with our plan to further expand our brand, we acquired S.I.R. Warehouse Sports Store in Winnipeg, Manitoba, Canada, which constitutes our first retail presence in the Canadian market and will serve as headquarters for future Canadian expansion. Not only are we very excited about our entrance into the Canadian market, but our customers have shared their excitement with us as well. I look forward to leveraging our strong brand recognition in Canada and providing a new level of brand experience to Canadian consumers.

Our 2007 achievements provide a strong foundation for future growth, and I am very proud of the dedicated employees who made it happen.

Fiscal 2007 Financial Results

For fiscal 2007, we earned a record $88 million, or $1.31 per diluted share, as compared to $86 million, or $1.29 per diluted share, in fiscal 2006. Total revenue for 2007 increased 13.9% to $2.35 billion. Revenue from our direct business (catalog and Internet) increased a solid 3.9% to $1.13 billion. Despite a 1.2% decline in same store sales, retail revenue increased 27.2% to $1.04 billion due to a full-year contribution of four stores opened in 2006 and sales from eight new stores opened in 2007. Financial services revenue increased 15.9% to $159 million. We now have more than one million active credit card account holders who earn rewards redeemable across our multi-channel model. In 2007, purchases made by these cardholders represented more than 26% of our sales.

The Year Ahead

Given the challenging macro-economic environment we experienced in the second half of 2007 and expect to continue into 2008, we made the strategic decision to slow retail store expansion and focus on improving retail operations. As a result, we now plan to open just two new stores in 2008, one in Scarborough, Maine, and the other in Rapid City, South Dakota. Additionally, we have spent a significant amount of time planning and designing our next generation store, designed to be smaller, more efficient and more productive. Our Rapid City store, scheduled to open in the third quarter, will be our first next generation store. You will be hearing more about our next generation store format in years to come.

From a retail operations perspective, we are taking immediate action to improve results across several key areas in the company. We have launched four specific initiatives to focus on improvements in advertising, retail operations, margins and inventory. The expected improvements from these initiatives will go a long way in addressing key challenges faced in 2007. We expect these initiatives to have a significant positive impact on our 2008 operating results.

(continued on inside)

Financial Highlights

Fiscal Year (Dollars in thousands except per-share data)	2007	2006	2005
Total Revenue	$2,349,599	$2,063,524	$1,799,661
Gross Profit	$971,213	$859,125	$735,339
Gross Profit Margin	41.3%	41.6%	40.9%
Operating Income	$151,092	$143,745	$114,963
Operating Income Margin	6.4%	7.0%	6.4%
Net Income	$87,879	$85,785	$72,569
Diluted Earnings Per Share	$1.31	$1.29	$1.10
Diluted Weighted Average Shares Outstanding	67,275,531	66,643,856	66,268,374
Total Cash and Cash Equivalents	$131,182	$172,903	$86,923
Inventories	$608,159	$484,414	$396,635
Economic Development Bonds	$98,035	$117,360	$145,744
Total Debt	$503,385	$317,873	$119,826
Total Stockholders' Equity	$828,559	$733,858	$639,853


Total Revenue ($ in millions)
'04 $1,556
'05 $1,800
'06 $2,064
'07 $2,350
Operating Income ($ in millions)
'04 $97
'05 $115
'06 $144
'07 $151
Net Income ($ in millions)
'04 $65
'05 $73
'06 $86
'07 $88

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC Mail Processing
Section

APR 02 2008

Washington, DC
110

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 29, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: **1-32227**

CABELA'S INCORPORATED
(Exact name of registrant as specified in its charter)

Delaware	**20-0486586**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
One Cabela Drive, Sidney, Nebraska	**69160**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(308) 254-5505**

Securities registered pursuant to Section 12 (b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12 (g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to the filing requirements for at least the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated file ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant was approximately $814,744,121 as of June 29, 2007 (the last business day of the registrant's most recently completed second fiscal quarter) based upon the closing price of the registrant's Class A Common Stock on that date as reported on the New York Stock Exchange. For the purposes of this disclosure only, the registrant has assumed that its directors and executive officers and the beneficial owners of 5% or more of its voting common stock as of June 29, 2007, are affiliates of the registrant.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common stock, $0.01 par value: 65,888,384 shares as of February 19, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held May 13, 2008, are incorporated by reference into Part III of this Form 10-K to the extent stated herein.

Special Note Regarding Forward-Looking Statements

This report contains "forward-looking statements" that are based on our beliefs, assumptions, and expectations of future events, taking into account the information currently available to us. All statements other than statements of current or historical fact contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The words "believe," "may," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," and similar statements are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance, or financial condition to differ materially from the expectations of future results, performance, or financial condition we express or imply in any forward-looking statements. These risks and uncertainties include, but are not limited to:

- the strength of the economy;
- the level of discretionary consumer spending;
- changes in consumer preferences and demographic trends;
- our ability to successfully execute our multi-channel strategy;
- the ability to negotiate favorable purchase, lease, and/or economic development arrangements for new retail store locations;
- expansion into new markets;
- market saturation due to new retail store openings;
- the rate of growth of general and administrative expenses associated with building a strengthened corporate infrastructure to support our growth initiatives;
- increasing competition in the outdoor segment of the sporting goods industry;
- the cost of our products;
- trade restrictions;
- political or financial instability in countries where the goods we sell are manufactured;
- adverse fluctuations in foreign currencies;
- increases in postage rates or paper and printing costs;
- supply and delivery shortages or interruptions caused by system changes or other factors;
- adverse or unseasonal weather conditions;
- fluctuations in operating results;
- possible assessments from states for sales taxes on direct business sales prior to 2008;
- the cost of fuel increasing;
- road construction around our retail stores;
- labor shortages or increased labor costs;
- increased government regulation;
- inadequate protection of our intellectual property;
- our ability to protect our brand and reputation;
- decreased interchange fees received by our Financial Services business as a result of credit card industry litigation;
- other factors that we may not have currently identified or quantified; and
- other risks, relevant factors, and uncertainties identified in the "Risk Factors" section of this report.

Given the risks and uncertainties surrounding forward-looking statements, you should not place undue reliance on these statements. Our forward-looking statements speak only as of the date of this report. Other than as required by law, we undertake no obligation to update or revise forward-looking statements, whether as a result of new information, future events, or otherwise.

CABELA'S INCORPORATED

FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 29, 2007

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	20
Item 3.	Legal Proceedings	21
Item 4.	Submission of Matters to a Vote of Security Holders	21
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Selected Financial Data	24
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	25
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	48
Item 8.	Financial Statements and Supplementary Data	50
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	83
Item 9A.	Controls and Procedures	83
Item 9B.	Other Information	86
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	86
Item 11.	Executive Compensation	86
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	86
Item 13.	Certain Relationships and Related Transactions, and Director Independence	86
Item 14.	Principal Accounting Fees and Services	86
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	87
SIGNATURES		92

PART I

ITEM 1. BUSINESS

Overview

We are a leading specialty retailer, and the world's largest direct marketer, of hunting, fishing, camping, and related outdoor merchandise. Since our founding in 1961, Cabela's has grown to become one of the most well-known outdoor recreation brands in the world. We have long been recognized as the "World's Foremost Outfitter." Through our growing number of retail stores, and our well-established direct business, we believe we offer the widest, and most distinctive selection of high-quality outdoor products at competitive prices, while providing superior customer service. We also issue the Cabela's CLUB Visa® credit card, which serves as our primary customer loyalty rewards program. Refer to Note 23 entitled "Segment Reporting" to our consolidated financial statements and our "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional financial information regarding our Retail and Direct businesses, as well as our Financial Services business.

We were initially incorporated as a Nebraska corporation in 1965 and were reincorporated as a Delaware corporation in January 2004. In June 2004, we completed our initial public offering of common stock. Our common stock is listed on the New York Stock Exchange under the symbol "CAB."

Retail Business

We currently operate 27 retail stores, 26 in 19 states and one in Canada. We opened eight retail stores in 2007, increasing our total retail square footage by 1.3 million square feet, or 49%. Retail store total square footage was 4.0 million square feet at the end of 2007. The eight retail stores opened in 2007 were in Hazelwood, Missouri; Hoffman Estates, Illinois; East Hartford, Connecticut; Gonzales, Louisiana; Hammond, Indiana; Reno, Nevada; Post Falls, Idaho; and Lacey, Washington. Our Retail store business operations generated revenue of $1.04 billion in 2007, representing 48.0% of our total revenue from our Retail and Direct businesses.

Customer Service Enhancements. In 2007, we implemented customer service enhancements directed at increasing sales and customer satisfaction in 10 of our retail stores. These enhancements included: 1) in-store pick-up for Internet website orders, 2) installation of Internet kiosks, and 3) the installation of catalog order desks. We expect these customer service enhancements to be available in all existing retail stores in early 2008. We continue to advance our efforts for offering customers integrated opportunities to access and use our retail store, catalog, and Internet channels, including our roll-out of Internet kiosks, catalog order desks, and in-store pick-up for catalog and Internet purchases. Our in-store pick-up program allows customers to have products ordered through our catalogs and Internet site and delivered to the retail store of their choice without incurring shipping costs, increasing foot traffic in our stores. Conversely, our expanding retail stores introduce customers to our Internet and catalog channels. Our multi-channel model employs the same merchandising team, distribution centers, customer database, and infrastructure, which we intend to further capitalize on by building on the strengths of each channel.

Store Format and Atmosphere. Our retail store concept is designed to appeal to the entire family and draw customers from a broad geographic and demographic range. Our retail stores range in size from 35,000 to 247,000 square feet and our large-format retail stores are 150,000 square feet or larger. Our large-format retail stores have been recognized in some states as one of the top tourist attractions, often attracting the construction and development of hotels, restaurants, and other retail establishments in areas adjacent to these stores.

Retail Store Expansion Strategy. Enhancing our retail store efficiencies and taking the necessary steps to improve our financial performance is a high priority in our strategic planning. As such, we continually review our previously announced stores to reconfirm our expectations based on what we have learned over the past year. Based on these ongoing reviews, we now expect to open two retail stores in 2008. We expect to fund our 2008 expansion from a $57 million debt offering completed in January 2008 and from operating cash flows. We are developing a next generation store format intended to improve our return on invested capital and to better serve our customers. In September 2007, we acquired S.I.R. Warehouse Sports in Winnipeg, Manitoba, which will serve as our platform for planned expansion into Canada.

Store Locations and Ownership. We currently own 24 of our 27 retail stores. However, in connection with some of the economic development packages received from state or local governments where our stores are located, we have entered into agreements granting ownership of the taxidermy, diorama, or other portions of our stores to these state and local governments. Refer to Item 2 –"Properties" for the locations of our stores.

Direct Business

Our Direct business uses catalogs and the Internet as marketing tools to generate sales orders via the Internet, telephone, and mail. Our Direct business generated revenue of $1.13 billion in 2007, representing 52.0% of our total revenue from our Retail and Direct businesses.

Catalog Distributions. We have been marketing our products through our print catalog distributions to our customers and potential customers for over 46 years. We believe that our catalog distributions have been one of the primary drivers of the growth of our brand and serve as an important marketing tool for our Retail business. In 2007, we mailed more than 140 million catalogs to all 50 states and to more than 170 countries. Our master catalogs offer a broad range of products while our specialty catalogs offer products focused on one outdoor activity, such as fly fishing, archery, or waterfowl, or one product category, such as women's clothing.

Many of our customers read and browse our catalogs, but order products through our website. Based on our customer surveys, we believe that our customers wish to continue to receive catalogs even though they purchase merchandise and services through our website. Accordingly, we remain committed to marketing our products through our catalogs, as we view our catalogs and the Internet as a unified selling and marketing tool.

Direct Business Marketing. We use our customer database to ensure that customers receive catalogs matching their merchandise preferences, to identify new customers, and to cross-sell merchandise to existing customers. The costs of providing our catalogs continue to increase as postage and printing prices increase. We utilize our marketing knowledge base to determine optimal circulation strategies to decrease our catalog costs while continuing to grow our business. We also market our products through our website which has a number of features, including product information and ordering capabilities, and general information on the outdoor lifestyle. This cost-effective medium is designed to offer a convenient, highly visual, user-friendly, and secure online shopping option for new and existing customers. In addition to the ability to order the same products available in our catalogs, our website gives customers the ability to purchase gift certificates, research outdoor activities, purchase rare and highly specialized merchandise, and choose from other services we provide. The number of visits to our website increased 30.2% in 2007 compared to 2006. Our website was the most visited sports and fitness website in 2007 according to Hitwise, Incorporated, an online measurement company.

Direct Business Acquisitions. We have acquired selected other businesses that comprise a portion of our Direct business, which we believe are an extension of our core competencies. These businesses include Van Dyke's Restorers, offering home restoration products; Van Dyke's Taxidermy, offering taxidermy supplies; Antique Home and Hardware, offering home decorating items; Wild Wings, offering wildlife prints and other collectibles; the Ducks Unlimited catalog, offering waterfowl products; and Dunn's, offering hunting dog equipment and high-end hunting accessories. In 1996, we acquired the assets of the Gander Mountain direct business and integrated them into our business.

Financial Services Business

Through our wholly-owned subsidiary, World's Foremost Bank, we issue and manage the Cabela's CLUB Visa card and related customer loyalty rewards program. We believe the Cabela's CLUB Visa card loyalty rewards program is an effective vehicle for strengthening our relationships with our customers, enhancing our brand name, and increasing our merchandise revenue. The primary purpose of our Financial Services business is to provide our merchandise customers with a rewards program that will enhance revenue, profitability, and customer loyalty in our Retail and Direct businesses.

Our bank subsidiary is an FDIC-insured, special purpose, Nebraska state-chartered bank. Our bank's charter is limited to issuing credit cards and selling brokered certificates of deposit of $100,000 or more and it does not accept demand deposits or make non-credit card loans. During 2007, we had an average of 987,411 active accounts with an average balance of $1,712.

Cabela's CLUB Visa Card Loyalty Program. The Cabela's CLUB Visa card loyalty program is a rewards-based credit card program, which we believe has increased brand loyalty among our customers and has helped reduce customer attrition in our merchandising businesses. Our rewards program is a simple loyalty program that allows customers to earn points whenever and wherever they use their credit card and then redeem earned points for products and services at our retail stores or through our Direct business. Our rewards program is integrated into our store point of sale system which adds to the convenience of the rewards program as our employees can inform customers of their number of accumulated points when making purchases at our stores. The percentage of our merchandise sales that were made on the Cabela's CLUB card increased to 26.3% for 2007 from 24.6% for 2006.

Financial Services Marketing. We adhere to a low cost, efficient, and tailored credit card marketing program that leverages the Cabela's brand name. We market the Cabela's CLUB Visa card through a number of channels, including retail stores, inbound telemarketing, catalogs, and the Internet. Customer service representatives at our customer care centers offer the Cabela's CLUB Visa card to qualifying customers. This card is marketed throughout our catalogs. Our customers can apply for the Cabela's CLUB Visa card at our retail stores and website through our instant credit process and, if approved, receive reward points available for use on merchandise purchases the same day. When a customer's application is approved through the retail store instant credit process, the customer's new credit card is produced and given to the customer immediately thereafter. Maintaining the growth of our credit card program, while continuing to underwrite high-quality customers, is key to the successful performance of our Financial Services business. Our Financial Services growth is dependent, in part, on the success of our Retail and Direct businesses to generate additional sales and to attract additional Financial Services customers.

Underwriting and Credit Criteria. We underwrite high-quality credit customers and have historically maintained attractive credit statistics compared to industry averages. We adhere to strict credit policies and target consistent profitability in our Financial Services business. The scores of the Fair Isaac & Company ("FICO") are a widely-used tool for assessing a person's credit rating. At the end of 2007, our cardholders had a median FICO score of 787, which we believe is well above the industry average. Our charge-offs as a percentage of total outstanding balances were 2.01% in 2007, which we believe is well below the 2007 industry average.

The table below presents data on our credit card portfolio's performance comparing the last three years and illustrates the high credit quality of our managed credit card portfolio.

As a Percentage of Managed Loans	2007	2006	2005
Delinquencies	0.97%	0.75%	0.67%
Gross charge-offs	2.53%	2.29%	2.54%
Net charge-offs	2.01%	1.86%	2.15%

Products and Merchandising

We sell "fun." We offer our customers a comprehensive selection of high-quality, competitively priced, national and regional brand products, including our own Cabela's brand. Our product offering includes merchandise and equipment for hunting, fishing, marine use, and camping, along with casual and outdoor apparel and footwear, optics, vehicle accessories, taxidermy products, gifts and home furnishings with an outdoor theme, and furniture restoration related merchandise.

At the end of 2007, we had 48 different product categories that we classify into five general categories which are summarized below. The following chart sets forth the percentage of revenue contributed by each of the five product categories for our Retail and Direct businesses and in total for the last three years.

	Retail			Direct			Total		
Product Category	2007	2006	2005	2007	2006	2005	2007	2006	2005
Hunting Equipment	38.7%	35.6%	33.8%	26.6%	27.1%	26.4%	32.6%	30.7%	29.1%
Fishing and Marine	15.6	16.7	16.0	12.3	12.5	12.5	14.0	14.3	13.8
Camping	12.9	12.1	12.0	15.4	14.8	14.8	14.1	13.7	13.8
Clothing and Footwear	27.0	29.1	31.5	36.3	36.7	37.4	31.7	33.5	35.2
Gifts and Furnishings	5.8	6.5	6.7	9.4	8.9	8.9	7.6	7.8	8.1
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Hunting equipment. We provide equipment, accessories, and consumable supplies for almost every type of hunting and sport shooting. Our hunting products are supported by services such as gun bore sighting, scope mounting, and bow tuning to serve the complete needs of our customer. We also provide items necessary for the completion of any taxidermy project through Van Dyke's Taxidermy.

Fishing and marine equipment. We provide products for fresh water fishing, fly-fishing, salt water fishing, and ice-fishing. In addition, our fishing and marine equipment offering features a wide selection of electronics, boats and accessories, canoes, kayaks, and other flotation accessories.

Camping gear and equipment. We provide a diverse selection of camping gear and equipment for various experience levels of outdoor enthusiasts. This product category includes a full range of equipment and accessories supporting all outdoor activities, including food preparation, outdoor cooking, travel, and outdoor living. In addition, we include all-terrain vehicles ("ATVs"), as well as accessories for automobiles and ATVs in this category.

Clothing and footwear. Our clothing and footwear merchandise includes both lifestyle apparel and technical gear for the active outdoor enthusiast, as well as apparel and footwear for the casual customer.

Gifts and home furnishings. Our gifts merchandise includes games, food assortments, books, jewelry, and art with outdoor themes. Home furnishings merchandise includes furnishings and accents with outdoor themes for the home and cabin, as well as restoration products. Our home restoration products include unusual and hard-to-find antique furniture and vintage home restoration supplies.

Cabela's branded products. In addition to national brands, we offer our exclusive Cabela's branded merchandise. We have a significant penetration of Cabela's branded merchandise in casual apparel and footwear as well as in selected hard goods categories such as camping, fishing, and optics. Where possible, we seek to protect our Cabela's branded products by applying for trademark or patent protection for these products. Our Cabela's branded products typically generate higher gross profit margins compared to our other branded products. In 2007, our Cabela's branded merchandise accounted for approximately 35% of our merchandise revenue. By having an appropriate mix of Cabela's branded and other branded merchandise, we strive to meet the expectations and needs of our customers and expand the recognition of the Cabela's brand.

Marketing

We seek to increase the amount each customer spends on our merchandise through enhanced customer targeting, continued introduction of new catalog titles, and the development and marketing of new products. We have taken advantage of web-based technologies such as targeted promotional e-mails, on-line shopping engines, and Internet affiliate programs to increase sales. We also are improving our customer relationship management system, which we expect will allow us to better manage our customer relationships and more effectively tailor our marketing programs. We will use our expanding Retail business to capitalize on additional customer purchase history and information.

Our marketing strategy focuses on using our multi-channel model to build the strength and recognition of our brand by communicating our wide and distinctive offering of quality products to our customers, and potential customers, in a cost effective manner. Our largest marketing effort consists of distributing over 140 million catalogs annually in order to attract customers to our Retail and Direct businesses. We have also established our website to market our products to customers and potential customers who shop via the Internet. We use both our catalogs and our website to cross-market at our retail stores. Our marketing strategy is designed to convey our outdoor lifestyle image, enhance our brand, and emphasize our position in our target markets.

In addition to the use of our catalogs and our website, we also use a combination of promotional events, traditional advertising, and media programs as marketing tools. We engage in promotional activities related to Professional Bull Riding, the Iditarod Trail Sled Dog Race, and Dock Dogs, as well as sponsor sportsmen and women advocacy groups and wildlife conservation organizations, including U.S. Sportsmen's Alliance, National Rifle Association, National Wild Turkey Federation, Women in the Outdoors, Rocky Mountain Elk Foundation, Whitetails Unlimited, Pheasants Forever, Ducks Unlimited, Delta Waterfowl, Trout Unlimited, and Safari Club International, in addition to national, regional, and local fishing tournaments and other related activities.

In addition, we have historically been able to count on extensive free publicity from the unique Cabela's shopping experience when we open a store. As we enter more metropolitan markets, where the opening of a Cabela's store is not headline news, we will need to supplement this free publicity with additional advertising to increase consumer awareness of new store openings.

Competition

We compete in a number of large and highly fragmented and intensely competitive markets, including the outdoor recreation, and casual apparel and footwear markets. The outdoor recreation market is comprised of several categories including hunting, fishing, camping, and wildlife watching, and we believe it crosses over a wide range of geographic and demographic segments.

We compete directly or indirectly with other broad-line merchants, large-format sporting goods stores and chains, mass merchandisers, warehouse clubs, discount and department stores, small specialty retailers, and catalog and Internet-based retailers.

We believe that we compete effectively with our competitors on the basis of our wide and distinctive merchandise selection, and the superior customer service associated with the Cabela's brand, as well as our commitment to understanding and providing merchandise that is relevant to our targeted customer base. We cater to the outdoor enthusiast and the casual customer, and believe we have an appealing store environment. We also believe that our multi-channel model enhances our ability to compete by allowing our customers to choose the most convenient sales channel. This model also allows us to reach a broader audience in existing and new markets and to continue to build on our nationally recognized Cabela's brand.

Customer Service

Since our founding in 1961, we have been deeply committed to serving our customers by selling high-quality products through sales associates who deliver excellent customer service and in-depth product knowledge. We strive to provide superior customer service at the time of sale and after the sale through our 100-percent money-back guarantee. Our customers can always access well-trained, knowledgeable associates to answer their product use and merchandise selection questions. In the latter part of 2007, we began implementing customer service enhancements directed, in part, at increasing customer satisfaction. These enhancements continue our efforts at offering customers integrated opportunities to access and use our retail store, catalog, and Internet channels through our introduction of Internet kiosks, catalog order desks, and in-store pick-up for catalog and Internet purchases. Our in-store pick-up program allows customers to have products ordered through our catalogs and Internet site and delivered to the retail store of their choice without incurring shipping costs, increasing foot traffic in our stores. Conversely, our expanding retail stores introduce customers to our Internet and catalog channels. We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is due, in part, to the strength of our customer support and service operations.

Distribution and Fulfillment

We operate distribution centers located in Sidney, Nebraska; Prairie du Chien, Wisconsin; and Wheeling, West Virginia. These distribution centers comprise nearly 3.0 million square feet of warehouse space for our retail store replenishment and Direct business activities. We ship merchandise to our Direct business customers via United Parcel Service and the U. S. Postal Service. We use common carriers and typically deliver inventory two to three times per week for replenishment of our retail stores.

Management Information Systems

Our management information and operational systems manage our Retail, Direct, and Financial Services businesses. These systems are designed to process customer orders, track customer data and demographics, order, monitor and maintain sufficient amounts of inventory, facilitate vendor transactions, and provide financial reporting. We continually evaluate, modify, and update our information technology systems supporting the supply chain, including our design, sourcing, merchandise planning, forecasting and purchase order, inventory, distribution, transportation, and price management systems. We are making modifications to our technology that will involve updating or replacing certain systems with successor systems during the course of several years, including improvements to our systems for multi-channel tracking and processing of inventory, and improvements to our customer relationship management system.

Highlights during 2007 from our management information systems impacting our multi-channel distribution included:

- We rolled out to our retail stores in the first half of 2007 a new warehouse management system for tracking inventory in a multi-channel environment allowing us to more accurately and timely route inventory for distribution.
- We created in-house software to interface with our inventory replenishment system to ensure this system always has valid inventory counts so it will accurately replenish store merchandise, helping to increase customer satisfaction and sales. We also added additional vendors onto our inventory replenishment system.
- We continued working on our merchandise management system, which consolidates information related to our item master, vendor master, and purchase order system, and provides the foundation for how we account for and manage our merchandise process.

Employees

At the end of 2007, we employed approximately 15,000 employees, approximately 7,600 of whom were employed full time. We use part-time and temporary workers to supplement our labor force at peak times during our third and fourth quarters. None of our employees are represented by a labor union or are party to a collective bargaining agreement. We have not experienced any work stoppages and consider our relationship with our employees to be good.

Seasonality

We experience seasonal fluctuations in our revenue and operating results. Due to buying patterns around the holidays and the opening of hunting seasons, our merchandise revenue is traditionally higher in the third and fourth quarters than in the first and second quarters, and we typically earn a disproportionate share of our operating income in the fourth quarter. Because of our retail store expansion, and fixed costs associated with retail stores, our quarterly operating income may be further impacted by these seasonal fluctuations. Refer to Note 24 to our consolidated financial statements for quarterly results of operations for 2007 and 2006.

Government Regulation

Regulation of Our Bank Subsidiary. Our wholly-owned bank subsidiary is a Nebraska state-chartered bank with deposits insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation ("FDIC"). Our bank subsidiary is subject to comprehensive regulation and periodic examination by the Nebraska Department of Banking and Finance ("NDBF") and the FDIC. We also are registered as a bank holding company with the NDBF and as such are subject to periodic examination by the NDBF.

Our bank subsidiary does not qualify as a "bank" under the Bank Holding Company Act of 1956, as amended, ("BHCA"), because it is in compliance with a credit card bank exemption from the BHCA. If it failed to meet the credit card bank exemption criteria, its status as an insured depository institution would make us subject to the provisions of the BHCA, including restrictions as to the types of business activities in which a bank holding company and its affiliates may engage. We could be required to either divest our bank subsidiary or divest or cease any activities not permissible for a bank holding company and its affiliates, including our Retail and Direct businesses. While the consequences of being subject to regulation under the BHCA would be severe, we believe that the risk of being subject to the BHCA is minimal as a result of the precautions we have taken in structuring our business.

There are various federal and Nebraska laws and regulations relating to minimum regulatory capital requirements and requirements concerning the payment of dividends from net profits or surplus, restrictions governing transactions between an insured depository institution and its affiliates, and general federal and Nebraska regulatory oversight to prevent unsafe or unsound practices. At the end of 2007, our bank subsidiary met the requirements for a "well capitalized" institution, the highest of the Federal Deposit Insurance Corporation Improvement Act's ("FDICIA") five capital ratio levels. A "well capitalized" classification should not necessarily be viewed as describing the condition or future prospects of a depository institution, including our bank subsidiary.

FDICIA also requires the FDIC to implement a system of risk-based premiums for deposit insurance pursuant to which the premiums paid by a depository institution will be based on the probability that the FDIC will incur a loss in respect of that institution. The FDIC has since adopted a system that imposes insurance premiums based upon a matrix that takes into account an institution's capital level and supervisory rating.

Subject to certain limitations, federal bank agencies may also require banking organizations such as our bank subsidiary to hold regulatory capital against the full risk-weighted amount of its retained securitization interests. We understand that these federal bank agencies continue to analyze interests in securitization transactions under their rules to determine the appropriate capital treatment. Any such determination could require our bank subsidiary to hold significantly higher levels of regulatory capital against such interests.

The activities of our bank subsidiary as a consumer lender also are subject to regulation under the various federal and state laws. We spend significant amounts of time ensuring we are in compliance with these laws and work with our service providers to ensure that actions they take in connection with services they perform for us are also in compliance with these laws. Depending on the underlying issue and applicable law, regulators are often authorized to impose penalties for violations of these statutes and, in some cases, to order our bank subsidiary to compensate injured borrowers. Borrowers may also have a private right of action to bring actions for some violations. Federal bankruptcy and state debtor relief and collection laws also affect the ability of our bank subsidiary to collect outstanding balances owed by borrowers.

Taxation Applicable to Us. We pay applicable corporate income, franchise, and other taxes to states in which our retail stores are physically located. As we open more retail stores, we will be subject to tax in an increasing number of state and local taxing jurisdictions. Upon entering a new state, we historically applied for a private letter ruling from the state's revenue department stating which types of taxes our Retail and Direct businesses would be required to collect and pay in such state, and we accrued and remitted the applicable taxes based upon the private letter ruling. Although we believe we properly accrued for these taxes based on our interpretation of the tax code and prior private letter rulings, state taxing authorities may challenge our interpretation or attempt to revoke their prior private letter rulings. If state taxing authorities are successful, additional taxes, interest, and related penalties may be assessed. See "Risk Factors - Our historic sales tax collection policy for our Direct business may subject us to liabilities for unpaid sales taxes on past Direct business sales" and "-The customer service enhancements we are implementing at our retail stores will cause our Direct business to establish nexus in the states where our retail stores are located, which will cause our Direct business to pay additional income and sales taxes and may have an adverse effect on the profitability and cash flows of our Direct business."

Other Regulations Applicable to Us. We must comply with federal, state, and local regulations, including the federal Brady Handgun Violence Prevention Act, which require us, as a federal firearms licensee, to perform a pre-sale background check of purchasers of hunting rifles and other firearms.

We also are subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, and product safety/restrictions. Some of these laws prohibit or limit the sale, in certain states and locations, of certain items we offer such as black powder firearms, ammunition, bows, knives, and similar products. State and local government regulation of hunting can also affect our business.

We are subject to certain federal, state, and local laws and regulations relating to the protection of the environment and human health and safety. We believe that we are in substantial compliance with the terms of environmental laws and that we have no liabilities under such laws that we expect to have a material adverse effect on our business, results of operations, or financial condition.

Our Direct business is subject to the Mail or Telephone Order Merchandise Rule and related regulations promulgated by the Federal Trade Commission ("FTC") which affect our catalog mail order operations. FTC regulations, in general, govern the solicitation of orders, the information provided to prospective customers, and the timeliness of shipments and refunds. In addition, the FTC has established guidelines for advertising and labeling many of the products we sell.

Intellectual Property

Cabela's®, Cabela's CLUB®, Cabelas.com®, World's Foremost Outfitter®, World's Foremost Bank®, Bargain Cave®, Dunn's®, Van Dyke's®, Wild Wings® and Herters® are among our registered service marks or trademarks with the United States Patent and Trademark Office. We have numerous pending applications for trademarks. In addition, we own several other registered and unregistered trademarks and service marks involving advertising slogans and other names and phrases used in our business. We own certain patents associated with various products. We also own trade secrets, domain names, and copyrights, which have been registered for each of our catalogs.

We believe that our trademarks are valid and valuable and intend to maintain our trademarks and any related registrations. We do not know of any material pending claims of infringement or other challenges to our right to use our marks in the United States or elsewhere. We have no franchises or other concessions which are material to our operations.

Available Information

Our website address is www.cabelas.com. We make available on our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our website. The information on our website, whether currently posted or in the future, is not part of this or any other report we file with or furnish to the SEC.

ITEM 1A. RISK FACTORS

Risk Factors

Risks Related to Our Merchandising Business

A decline in discretionary consumer spending could reduce our revenue.

Our revenue depends on discretionary consumer spending, which may decrease due to a variety of factors beyond our control, including:

- unfavorable general business conditions;
- increases in interest rates;
- increases in inflation;
- wars, fears of war, and terrorist attacks and organizing activities;
- increases in consumer debt levels and decreases in the availability of consumer credit;
- adverse or unseasonal weather conditions or events;
- increases in gasoline prices reducing the willingness to travel to our retail stores;
- adverse changes in applicable laws and regulations;
- increases in taxation;
- adverse fluctuations of foreign currencies;
- adverse unemployment trends;
- adverse conditions in the subprime mortgage and housing markets; and
- other factors that adversely influence consumer confidence and spending.

Our customers' purchases of discretionary items, including our products, could decline during periods when disposable income is lower or periods of actual or perceived unfavorable economic conditions. If this occurs, our revenue would decline.

Competition in the outdoor recreation and casual apparel and footwear markets could reduce our revenue and profitability.

The outdoor recreation and casual apparel and footwear markets are highly fragmented and competitive. We compete directly or indirectly with the following types of companies:

- other specialty retailers that compete with us across a significant portion of our merchandising categories through retail store or direct businesses, such as Bass Pro Shops, Gander Mountain, Orvis, The Sportsman's Guide, and Sportsman's Warehouse;
- large-format sporting goods stores and chains, such as The Sports Authority, Dick's Sporting Goods, and Big 5 Sporting Goods;
- retailers that currently compete with us through retail businesses that may enter the direct business;
- mass merchandisers, warehouse clubs, discount stores, and department stores, such as Wal-Mart and Target; and
- casual outdoor apparel and footwear retailers, such as L.L. Bean, Lands' End, and REI.

Many of our competitors have a larger number of stores, and some of them have substantially greater market presence, name recognition, and financial, distribution, marketing, and other resources than we have. In addition, if our competitors reduce their prices, we may have to reduce our prices in order to compete. Furthermore, some of our competitors have been aggressively building new stores in locations with high concentrations of our Direct business customers. As a result of this competition, we may need to spend more on advertising and promotion. Some of our mass merchandising competitors, such as Wal-Mart, do not currently compete in many of the product lines we offer. If these competitors were to begin offering a broader array of competing products, or if any of the other factors listed above occurred, our revenue could be reduced or our costs could be increased, resulting in reduced profitability.

If we fail to maintain the strength and value of our brand, our revenue is likely to decline.

Our success depends on the value and strength of the Cabela's brand. The Cabela's name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting, and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide high quality merchandise and a consistent, high quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. Any of these events could result in decreases in revenue.

If we cannot successfully implement our retail store expansion strategy, our growth and profitability would be adversely impacted.

We continue to actively seek additional locations to open new retail stores. Our ability to open new retail stores in a timely manner and operate them profitably depends on a number of factors, many of which are beyond our control, including:

- our ability to manage the financial and operational aspects of our retail growth strategy;
- our ability to identify suitable locations, including our ability to gather and assess demographic and marketing data to determine consumer demand for our products in the locations we select;
- our ability to negotiate and obtain economic development packages with local and state governments where our new retail stores would be located;
- our ability to properly assess the implications of economic development packages and customer density to project the profitability of potential new retail store locations;
- our ability to secure required governmental permits and approvals;
- our ability to hire and train skilled store operating personnel, especially management personnel;
- the availability of construction materials and labor and the absence of significant construction delays or cost overruns;

- our ability to provide a satisfactory mix of merchandise that is responsive to the needs of our customers living in the areas where new retail stores are built;
- our ability to supply new retail stores with inventory in a timely manner;
- our ability to properly assess operational and regulatory challenges involved in opening and successfully operating retail stores in Canada;
- our competitors building or leasing stores near our retail stores or in locations we have identified as targets for a new retail store;
- general economic and business conditions affecting consumer confidence and spending and the overall strength of our business; and
- the availability of financing on favorable terms.

We may not be able to sustain the growth in the number of our retail stores, the revenue growth historically achieved by our retail stores, or to maintain consistent levels of profitability in our Retail business, particularly as we expand into markets now served by other large-format sporting goods retailers and mass merchandisers. In particular, new retail stores typically generate lower operating margins because pre-opening costs are fully expensed in the year of opening and because fixed costs, as a percentage of revenue, are higher. In addition, the substantial management time and resources which our retail store expansion strategy requires may result in disruption to our existing business operations which may harm our profitability.

Our continued retail expansion will result in a higher number of retail stores, which could adversely affect the desirability of our retail stores, harm the operating results of our Retail business, and reduce the revenue of our Direct business.

As the number of our retail stores increases, our stores will become more highly concentrated in the geographic regions we serve. As a result, the number of customers and related revenue at individual stores may decline and the average amount of sales per square foot at our stores may be reduced. In addition, as we open more retail stores and as our competitors open stores with similar formats, our retail store format may become less unique and may be less attractive to customers as tourist and entertainment shopping locations. If either of these events occurs, the operating results of our Retail business could be adversely affected. The growth in the number of our retail stores may also draw customers away from our Direct business. If we are unable to properly manage the relationship between our Direct business and our Retail business, the revenue of our Direct business could be adversely affected.

Our failure to successfully manage our Direct business could have a material adverse effect on our operating results and cash flows.

During 2007, our Direct business accounted for 52.0% of the total revenue in our Retail and Direct businesses. Our Direct business is subject to a number of risks and uncertainties, some of which are beyond our control, including the following:

- our inability to properly adjust the fixed costs of a catalog mailing to reflect subsequent sales of the products marketed in the catalog;
- lower and less predictable response rates for catalogs sent to prospective customers;
- increases in U.S. Postal Service rates, paper costs, and printing costs resulting in higher catalog production costs and lower profits for our Direct business;
- failures to properly design, print, and mail our catalogs in a timely manner;
- failures to introduce new catalog titles;
- failures to timely fill customer orders;
- changes in consumer preferences, willingness to purchase goods through catalogs or the Internet, weak economic conditions and economic uncertainty, and unseasonal weather in key geographic markets;
- increases in software filters that may inhibit our ability to market our products through e-mail messages to our customers and increases in consumer privacy concerns relating to the Internet;

- changes in applicable federal and state regulation;
- breaches of Internet security; and
- failures in our Internet infrastructure or the failure of systems of third parties, such as telephone or electric power service, resulting in website downtime, customer care center closures, or other problems.

Any one or more of these factors could result in lower-than-expected revenue for our Direct business. These factors could also result in increased costs, increased merchandise returns, slower turning inventories, inventory write-downs, and working capital constraints. Because our Direct business accounts for a significant portion of our total revenue, any performance shortcomings experienced by our Direct business would likely have a material adverse effect on our operating results and cash flows.

We are implementing substantial systems changes in support of our Direct business and retail store expansion that might disrupt our supply chain operations.

Our success depends on our ability to source merchandise efficiently through appropriate management information and operational systems and procedures. We regularly evaluate our information technology systems and are implementing modifications to our technology that will involve updating or replacing our systems with successor systems during the course of several years, including changes to our merchandising systems and improvements to our customer relationship management system. There are inherent risks associated with replacing or modifying these systems, including supply chain disruptions that could affect our ability to deliver products to our stores and our customers in an efficient manner. In addition, in updating and replacing our systems, we may be unable to accurately capture and transfer data. We may be unable to successfully launch these new systems, the launch of these new systems could result in supply chain disruptions, or the actual cost may exceed the estimated cost of these new systems, any of which could have an adverse effect on our financial condition and results of operations. Additionally, there is no assurance that successfully implemented new systems will deliver value to us.

Any disruption of the supply of products and services from our vendors could have an adverse impact on our revenue and profitability.

Our vendors and service providers include the following:

- vendors to supply our merchandise in sufficient quantities at competitive prices in a timely manner;
- outside printers and catalog production vendors to print and mail our catalogs and to convert our catalogs to digital format for website posting;
- shipping companies, such as United Parcel Service, the U.S. Postal Service, and common carriers, for timely delivery of our catalogs, shipment of merchandise to our customers, and delivery of merchandise from our vendors to us and from our distribution centers to our retail stores;
- telephone companies to provide telephone service to our in-house customer care centers;
- communications providers to provide our Internet users with access to our website and a website hosting service provider to host and manage our website;
- software providers to provide software and related services to run our operating systems for our Retail and Direct businesses; and
- third-party card processors, such as First Data Resources, that process Cabela's CLUB Visa transactions.

Any disruption in these services could have a negative impact on our ability to market and sell our products, and serve our customers. Our ten largest trade vendors collectively represented approximately 13% of our total merchandise purchases in 2007. If we are unable to acquire suitable merchandise or lose one or more key vendors, we may not be able to offer products that are important to our merchandise assortment. We also are subject to risks, such as the unavailability of raw materials, labor disputes, union organizing activity, strikes, inclement weather, natural disasters, war and terrorism, and adverse general economic and political conditions that might limit our vendors' ability to provide us with quality merchandise on a timely basis. We have no contractual arrangements providing for continued supply from our key vendors and our vendors may discontinue selling to us at any time. We may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase. Any delay or failure in offering products to our customers could have an adverse impact on our revenue and profitability. In addition, if the cost of fuel rises, the cost to deliver merchandise to the customers of our Direct business and from our distribution centers to our retail stores may rise which could have an adverse impact on our profitability.

Political and economic uncertainty and unrest in foreign countries where our merchandise vendors are located could adversely affect our operating results.

In 2007, approximately 49% of our merchandise was obtained directly from vendors located in foreign countries, with approximately 43% of our merchandise being obtained from vendors located in China, Taiwan, Mexico, Vietnam, and Japan. In addition, we believe that a significant portion of our other vendors obtain their products from foreign countries that may also be subject to political and economic uncertainty. We are subject to risks and uncertainties associated with changing economic and political conditions in foreign countries where our vendors are located, such as:

- increased import duties, tariffs, trade restrictions, and quotas;
- work stoppages;
- economic uncertainties (including inflation);
- adverse foreign government regulations;
- wars, fears of war, and terrorist attacks and organizing activities;
- adverse fluctuations of foreign currencies; and
- political unrest.

We cannot predict when, or the extent to which, the countries in which our products are manufactured will experience any of the above events. Any event causing a disruption or delay of imports from foreign locations would likely increase the cost or reduce the supply of merchandise available to us and would adversely affect our operating results, particularly if imports of our Cabela's branded merchandise were adversely affected as our margins are higher on our Cabela's branded merchandise.

Our ability to source our merchandise, or to source our merchandise at all, as well as the related profitability, could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Trade restrictions, including increased tariffs, safeguards, or quotas, on apparel and accessories, could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization ("WTO") Agreement, effective January 1, 2005, the United States and other WTO member countries removed quotas on goods from WTO members, which in certain instances affords us greater flexibility in importing textile and apparel products from WTO countries from which we source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China. Effective January 1, 2006, the United States imposed quotas on certain categories of goods and apparel from China, and may impose additional quotas in the future. These and other trade restrictions could have a significant impact on our sourcing patterns in the future. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards, and customs restrictions against apparel items, as well as U.S. or foreign labor strikes, work stoppages, or boycotts could increase the cost or reduce the supply of merchandise available to us or may require us to modify our current business practices, any of which could hurt our profitability.

Due to the seasonality of our business, our annual operating results would be adversely affected if our revenue during the fourth quarter was substantially below expectations.

We experience seasonal fluctuations in our revenue and operating results. Historically, we have realized a significant portion of our revenue and earnings for the year in the fourth quarter. In 2007, we generated 37.9% of our revenue, and 64.0% of our net income, in the fourth quarter. We incur significant additional expenses in the fourth quarter due to higher customer purchase volumes and increased staffing. If we miscalculate the demand for our products generally or for our product mix during this quarter, our revenue could decline, which would harm our financial performance. In addition, abnormally warm weather conditions during the fourth quarter can reduce sales of many of the products normally sold during this time period and inclement weather can reduce store traffic or cause us to temporarily close stores causing a reduction in revenue. Because a substantial portion of our operating income is derived from our fourth quarter revenue, a shortfall in expected fourth quarter revenue would cause our annual operating results to suffer significantly.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree on the skills, experience and efforts of Dennis Highby, our President and Chief Executive Officer, and other key personnel including our senior executive management and merchandising teams. With the exception of our Chairman, Richard N. Cabela, and our Vice Chairman, James W. Cabela, none of our senior management or directors has employment agreements other than our Management Change of Control Severance Agreements. We do not carry key-man life insurance on any of our executives or key management personnel. In addition, our corporate headquarters is located in a sparsely populated rural area which may make it difficult to attract and retain qualified individuals for key management positions. The loss of the services of any of these individuals or the inability to attract and retain qualified individuals for our key management positions could cause our operating results to suffer.

Our business depends on our ability to meet our labor needs, and if we are unable to do so, our retail store expansion strategy may be delayed and our revenue growth may suffer.

Our success depends on hiring, training, managing, and retaining quality managers, sales associates, and employees in our retail stores and customer care centers. Our corporate headquarters, distribution centers, return center, and some of our retail stores are located in sparsely populated rural areas. It may be difficult to attract and retain qualified personnel, especially management and technical personnel, in these areas. Competition for qualified management and technical employees could require us to pay higher wages or grant above market levels of stock compensation to attract a sufficient number of employees. If we are unable to attract and retain qualified personnel as needed, the implementation of our retail store expansion strategy may be delayed and our revenue growth may suffer.

Our historic sales tax collection policy for our Direct business may subject us to liabilities for unpaid sales taxes on past Direct business sales.

Many states have attempted to require that out-of-state direct marketers, whose only contacts with the state are solicitations and delivery to their residents of products purchased through the mail or the Internet, collect sales taxes on the sale of these products. In addition, a private litigant, purportedly on behalf of various states, has initiated litigation against several out-of-state direct marketers alleging that the failure to collect and remit sales tax violates various state false claims laws. The U.S. Supreme Court has held that states, absent congressional legislation, may not impose tax collection obligations on out-of-state direct marketers unless the out-of-state direct marketer has nexus with the state. Nexus generally is created by the physical presence of the direct marketer, its agents or its property within the state. Our sales tax collection policy for our Direct business is to collect and remit sales tax in states where our Direct business has established nexus. Prior to the opening of a retail store, we historically sought a private letter ruling from the state in which the store would be located as to whether our Direct business would have nexus with that state as a result of the store opening. Some states have enacted legislation that requires sales tax collection by direct marketers with no physical presence in that state. In some instances, the legislation assumes nexus exists because of the physical presence of an affiliated entity engaged in the same line of business. We may receive future assessments from states for unpaid sales taxes on prior Direct business sales. In addition, a competitor has commenced an action against us alleging that our failure to collect and remit sales tax in certain states constitutes unfair competition. We presently intend to vigorously contest any future sales tax assessments and this action, but we may not prevail. If we do not prevail, we could be held liable for sales taxes on prior Direct business sales which could be substantial.

The customer service enhancements we are implementing at our retail stores will cause our Direct business to establish nexus in the states where our retail stores are located, which will cause our Direct business to pay additional income and sales taxes and may have an adverse effect on the profitability and cash flows of our Direct business.

The customer service enhancements we are implementing at our retail stores are designed to increase customer convenience, purchasing, and delivery options. These enhancements include Internet kiosks, catalog order desks, and in-store pick-up areas for catalog and Internet purchases. Because these enhancements will cause our Direct business to establish nexus in states where our retail stores are located, we began, effective January 2008, collecting and remitting sales taxes on Direct business sales to customers located in these states. The establishment of nexus and imposition of income and use taxes by states on sales of our Direct business:

- will increase the tax collection and payment obligations of our Direct business, which could create administrative burdens for us;
- could increase the total cost of our products in our Direct business to our customers relative to our competitors that do not collect sales taxes on Direct business sales; and
- could decrease the sales of our Direct business or cause us to reduce the underlying prices for the products sold through our Direct business.

These events could have an adverse effect on the profitability and cash flows of our Direct business.

We must successfully order and manage our inventory to reflect customer demand and anticipate changing consumer preferences and buying trends or our revenue and profitability will be adversely affected.

Our success depends upon our ability to successfully manage our inventory and to anticipate and respond to merchandise trends and customer demands in a timely manner. We cannot predict consumer preferences with certainty and they may change over time. We usually must order merchandise well in advance of the applicable selling season. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing product trends or changes in prices. If we misjudge either the market for our merchandise or our customers' purchasing habits, our revenue may decline significantly and we may not have sufficient quantities of merchandise to satisfy customer demand or we may be required to mark down excess inventory, either of which would result in lower profit margins. In addition, as we implement our retail store expansion strategy, we will need to construct additional distribution centers or expand the size of our existing distribution centers to support our growing number of retail stores. If we are unable to find suitable locations for new distribution centers or to timely integrate new or expanded distribution centers into our inventory control process, we may not be able to deliver inventory to our retail stores in a timely manner, which could have an adverse effect on the revenue and cash flows of our Retail business.

A natural disaster or other disruption at our distribution centers or return facility could cause us to lose merchandise and be unable to effectively deliver to our direct customers and retail stores.

We currently rely on distribution centers in Sidney, Nebraska; Prairie du Chien, Wisconsin; and Wheeling, West Virginia, to handle our distribution needs. We operate a return center in Oshkosh, Nebraska; and our Wheeling, West Virginia, distribution center also processes returns. Any natural disaster or other serious disruption to these centers due to fire, tornado, or any other calamity could damage a significant portion of our inventory, and materially impair our ability to adequately stock our retail stores, deliver merchandise to customers, and process returns to vendors and could result in lost revenue, increased costs, and reduced profits.

Our failure to obtain or negotiate economic development packages with local and state governments could cause us to significantly alter our retail store strategy or format and/or delay the construction of one or more of our retail stores and could adversely affect our revenue, cash flows and profitability.

We have received economic development packages from many of the local and state governments where our retail stores are located. In some locations, we have experienced an increased amount of government and citizen resistance and critical review of pending and existing economic development packages. This resistance and critical review may cause local and state government officials in future locations to deny or limit economic development packages that might otherwise be available to us. The failure to obtain similar economic development packages in the future for any of these reasons could cause us to significantly alter our retail store strategy or format. As a result, we could be forced to invest less capital in our stores which could have an adverse effect on our ability to construct the stores as attractive tourist and entertainment shopping destinations, possibly leading to a decrease in revenue or revenue growth. In addition, the failure to obtain similar economic development packages for stores built in the future would have an adverse impact on our cash flows and on the return on investment in these stores.

The failure of properties to generate sufficient taxes to amortize economic development bonds owned by us that relate to the development of such properties would have an adverse impact on our cash flows and profitability.

We often purchase economic development bonds issued by state or local governmental entities in connection with the development of our retail stores. The proceeds of these bonds are then used to fund the construction and equipping of new retail stores and related infrastructure development. The repayments of principal and interest on these bonds are typically tied to sales, property, or lodging taxes generated from the related retail store and, in some cases, from other businesses in the surrounding area, over periods which range between 20 and 30 years. However, the governmental entity from which we purchase the bonds is not otherwise liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to pay the bonds. At the time we purchase these bonds, we make estimates of the discounted future cash flow streams they are expected to generate in the form of interest and principal payments. Because these cash flows are based primarily on future property or sales tax collections at our retail stores and other facilities (which in many cases may not be operating at the time we make our estimates), these estimates are inherently subjective and the probability of ultimate realization is highly uncertain. If sufficient tax revenue is not generated by the subject properties, we will not receive the full amount of the expected payments due under the bonds, which would have an adverse impact on our cash flows and profitability.

Our failure to comply with the terms of current economic development agreements could result in our repayment of grant money or other adverse consequences that would affect our cash flows and profitability.

The economic development packages which we have received in connection with the construction of our current stores have, in some instances, contained forfeiture provisions and other remedies in the event we do not fully comply with the terms of the economic development agreements. Among the terms which could trigger these remedies are the failure to maintain certain employment and wage levels, failure to timely open and operate a retail store, and failure to develop property adjacent to a retail store. At the end of 2007, the total amount of grant funding subject to repayment pursuant to a specific contractual remedy was approximately $13 million. Other remedies that have been included in some economic development agreements are loss of priority to tax payments supporting the repayment of bonds held by us. Where specific remedies are not set forth, the local governments would be entitled to pursue general contract remedies. A default by us under these economic development agreements could have an adverse effect on our cash flows and profitability.

We may incur costs from litigation or increased regulation relating to products that we sell, particularly tree stands and firearms, which could adversely affect our revenue and profitability.

We may incur damages due to lawsuits relating to products we sell. We are currently a defendant in certain product liability lawsuits, including lawsuits relating to tree stands. We may incur losses due to lawsuits, including potential class actions, relating to our performance of background checks on firearms purchases and compliance with other sales laws as mandated by state and federal law. We may also incur losses from lawsuits relating to the improper use of firearms or ammunition sold by us, including lawsuits by municipalities or other organizations attempting to recover costs from manufacturers and retailers of firearms and ammunition. Our insurance coverage and the insurance provided by our vendors for certain products they sell to us may be inadequate to cover claims and liabilities related to products that we sell. In addition, claims or lawsuits related to products that we sell or the unavailability of insurance for product liability claims, could result in the elimination of these products from our product line reducing revenue. If one or more successful claims against us are not covered by or exceed our insurance coverage, or if insurance coverage is no longer available, our available working capital may be impaired and our operating results could be adversely affected. Even unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our profitability and on future premiums we would be required to pay on our insurance policies.

Current and future government regulation may negatively impact demand for our products and our ability to conduct our business.

Federal, state, and local laws and regulations can affect our business and the demand for products. These laws and regulations include:

- FTC regulations governing the manner in which orders may be solicited and prescribing other obligations in fulfilling orders and consummating sales;
- laws and regulations that prohibit or limit the sale, in certain states and localities, of certain items we offer such as firearms, black powder firearms, ammunition, bows, knives, and similar products;
- the Bureau of Alcohol, Tobacco, Firearms and Explosives governing the manner in which we sell firearms and ammunition;
- laws and regulations governing hunting and fishing;
- laws and regulations relating to the collecting and sharing of non-public customer information; and
- U.S. customs laws and regulations pertaining to proper item classification, quotas, payment of duties and tariffs, and maintenance of documentation and internal control programs which relate to importing taxidermy which we display in our retail stores.

Changes in these laws and regulations or additional regulation could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could cause our operating expenses to increase. This could adversely affect our revenue and profitability.

Our inability or failure to protect our intellectual property could have a negative impact on our operating results.

Our trademarks, service marks, copyrights, patents, trade secrets, domain names, and other intellectual property are valuable assets that are critical to our success. Effective trademark and other intellectual property protection may not be available in every country in which our products are made available. The unauthorized reproduction or other misappropriation of our intellectual property could diminish the value of our brands or goodwill and cause a decline in our revenue. Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming, result in costly litigation, cause product delays, or require us to enter into royalty or licensing agreements. As a result, any such claim could have an adverse effect on our operating results.

Failure to successfully integrate any business we acquire could have an adverse impact on our profitability.

We may from time to time acquire businesses which we believe to be complementary to our business. Acquisitions may result in difficulties in assimilating acquired companies and may result in the diversion of our capital and our management's attention from other business issues and opportunities. We may not be able to successfully integrate operations that we acquire, including their personnel, financial systems, distribution, operations, and general operating procedures. If we fail to successfully integrate acquisitions, we could experience increased costs associated with operating inefficiencies, which could have an adverse effect on our profitability.

Risks Related to Our Financial Services Business

We may experience limited availability of financing or variation in funding costs for our Financial Services business, which could limit growth of the business and decrease our profitability.

Our Financial Services business requires a significant amount of cash to operate. These cash requirements will increase if our credit card originations increase or if our cardholders' balances or spending increase. Historically, we have relied upon external financing sources to fund these operations, and we intend to continue to access external sources to fund our growth. A number of factors such as our financial results, changes within our organization, disruptions in the capital markets, our corporate and regulatory structure, interest rate fluctuations, general economic conditions, and accounting and regulatory changes and relations could make such financing more difficult or impossible to obtain or more expensive.

We have been, and will continue to be, particularly reliant on funding from securitization transactions for our Financial Services business. Securitization funding sources include both a commercial paper conduit facility and fixed and floating rate term securitizations. A failure to renew this facility, to resecuritize the term securitizations as they mature, or to add additional term securitizations and commercial paper conduits on favorable terms as it becomes necessary could increase our financing costs and potentially limit our ability to grow our Financial Services business. Unfavorable conditions in the asset-backed securities markets generally, including the unavailability of commercial bank liquidity support or credit enhancements, such as financial guaranty insurance, could have a similar effect.

Furthermore, even if we are able to securitize our credit card loans consistent with past practice, poor performance of our securitized loans, including increased delinquencies and credit losses, lower payment rates, or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause early amortization of these securities, or result in higher required credit enhancement levels. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity, and force us to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability.

We may have to reallocate capital from our Retail and Direct businesses to meet the capital needs of our Financial Services business, which could alter our retail store expansion program.

Our bank subsidiary must satisfy the capital maintenance requirements of government regulators and its agreement with Visa U.S.A., Inc. ("Visa"). A variety of factors could cause the capital requirements of our bank subsidiary to exceed our ability to generate capital internally or from third party sources. For example, government regulators or Visa could unilaterally increase their minimum capital requirements. Also, we have significant potential obligations in the form of the unused credit lines of our cardholders. At the end of 2007, these unfunded amounts totaled approximately $12 billion. Draws on these lines of credit could materially exceed predicted line usage. In addition, the occurrence of certain events, such as significant defaults in payment of securitized loans or failure to comply with the terms of securitization covenants, may cause previously completed securitization transactions to amortize earlier than scheduled or be reclassified as a liability for financial accounting purposes, both of which would have a significant effect on our ability to meet the capital maintenance requirements of our bank subsidiary, as affected off-balance sheet loans would immediately be recorded on our consolidated balance sheet and would be subject to regulatory capital requirements. If any of these factors occur, we may have to contribute capital to our bank subsidiary, which may require us to raise additional debt or equity capital and/or divert capital from our Retail and Direct businesses, which in turn could significantly alter our retail store expansion strategy.

It may be difficult to sustain the historical growth and profitability of our Financial Services business, and we will be subject to various risks as we attempt to grow the business.

We may not be able to retain existing cardholders, grow account balances, or attract new cardholders and the profits from our Financial Services business could decline, for a variety of reasons, many of which are beyond our control, including:

- credit risk related to the loans we make to cardholders and the charge-off levels of our credit card accounts;
- lack of growth of potential new customers generated by our Retail and Direct businesses;
- liquidity and funding risk relating to our ability to create the liquidity necessary to extend credit to our cardholders and provide the capital necessary to meet the requirements of government regulators and Visa; and
- operational risk related to our ability to acquire the necessary operational and organizational infrastructure, manage expenses as we expand, and recruit management and operations personnel with the experience to run an increasingly complex and highly-regulated business.

Economic downturns and social and other factors could cause our credit card charge-offs and delinquencies to increase, or credit card balances to decrease, which would decrease our profitability.

Economic downturns generally lead to increased charge-offs and credit losses in the consumer finance industry, which would cause us to experience increased charge-offs and delinquencies in our credit card loan portfolio. An economic downturn can hurt our financial performance as cardholders default on their balances or carry lower balances. A variety of social and other factors also may cause changes in credit card use, payment patterns, and the rate of defaults by cardholders. These social factors include changes in consumer confidence levels, the public's perception of the use of credit cards, changing attitudes about incurring debt, and the stigma of personal bankruptcy. Additionally, credit card accounts tend to exhibit a rising trend in credit loss and delinquency rates between 18 to 30 months after they are issued. If the rate of growth in new account generation slows, the proportion of accounts in the portfolio that have been open for between 18 to 30 months will increase and the percentage of charge-offs and delinquencies may increase. Our underwriting criteria and product design may be insufficient to protect the growth and profitability of our Financial Services business during a sustained period of economic downturn or recession or a material shift in social attitudes, and may be insufficient to protect against these additional negative factors.

The performance of our Financial Services business may be negatively affected by the performance of our merchandising businesses.

Negative developments in our Retail and Direct businesses could affect our ability to grow or maintain our Financial Services business. We believe our ability to maintain cardholders and attract new cardholders is highly correlated with customer loyalty to our merchandising businesses and to the strength of the Cabela's brand. In addition, transactions on cardholder accounts produce loyalty points which the cardholder may apply to future purchases from us. Adverse changes in the desirability of products we sell, negative trends in retail customer service and satisfaction, or the termination or modification of the loyalty program could have a negative impact on our bank subsidiary's ability to grow its account base and to attract desirable co-branding opportunities with third parties.

Our Financial Services business faces the risk of a complex and changing regulatory and legal environment.

Our Financial Services business operates in a heavily regulated industry and is therefore subject to a wide array of banking and consumer lending laws and regulations. Failure to comply with these laws and regulations could result in financial, structural, and operational penalties being imposed. In addition, as a Visa member bank, our bank must comply with rules and regulations imposed by Visa. For example, our bank and Cabela's could be fined by Visa for failing to comply with Visa's data security standards.

Changes in interest rates could have a negative impact on our earnings.

In connection with our Financial Services business, we borrow money from institutions and accept funds by issuing certificates of deposit, which we then lend to cardholders. We earn interest on the cardholders' account balances, and pay interest on the certificates of deposit and borrowings we use to fund those loans. Changes in these two interest rates affect the value of the assets and liabilities of our Financial Services business. If the rate of interest we pay on borrowings increases more (or more rapidly) than the rate of interest we earn on loans, our net interest income, and therefore our earnings, could fall. Our earnings could also be adversely affected if the rates on our credit card account balances fall more quickly than those on our borrowings. In addition, at the end of 2007, approximately 35.5% of our cardholders did not maintain balances on their credit card accounts. We do not earn any interest from these accounts but do earn other fees from these accounts such as Visa interchange fees. In the event interest rates rise, the spread between the interest rate we pay on our borrowings and the fees we earn from these accounts may change and our profitability may be adversely affected.

Credit card industry litigation could adversely impact the amount of revenue generated by our Financial Services business.

Our Financial Services business faces possible risk from the outcomes of certain credit card industry litigation. For example, a number of entities, each purporting to represent a class of retail merchants, have sued Visa and several member banks, and other credit card associations, alleging, among other things, that Visa and its member banks have violated U.S. antitrust laws by conspiring to fix the level of interchange fees. To date, we have not been named as a defendant in any credit card industry lawsuits. If the interchange fees that are charged to merchants are reduced as a result of the interchange lawsuits or if the credit card industry is adversely affected by other credit card industry litigation, the financial condition and results of operations of our Financial Services business may be negatively impacted.

Fluctuations in the value of our interests in our securitizations relating to our Financial Services business may adversely affect our earnings.

In connection with our securitizations relating to our Financial Services business, we retain certain interests in the assets included in the securitization. These interests are carried on our consolidated financial statements and include our "transferor's interest" in the securitized loans; an "interest-only strip," which represents our right to receive excess cash available after repayment of all amounts due to the investors; servicing rights; and in some cases cash reserve accounts and Class B securities, which securities are subordinate to the investors' certificates and notes. The value of these retained interests depends upon income earned on these interests which is affected by many factors not within our control, including the performance of the securitized loans, interest paid to the holders of securitization securities, credit losses, and transaction expenses. The value of our interests in the securitizations will vary over time as the amount of loans in the securitized pool and the performance of those loans fluctuate. The performance of the loans included in our securitizations is subject to the same risks and uncertainties that affect the loans that we have not securitized, including, among others, increased delinquencies and credit losses, economic downturns and social factors, interest rate fluctuations, changes in government policies and regulations, competition, expenses, dependence upon third-party vendors, fluctuations in accounts and account balances, and industry risks.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In addition to our retail stores listed below, we also operate our corporate headquarters, administrative offices, three distribution centers, a merchandise return center, five customer care centers, and a taxidermy manufacturing facility. The following table provides information regarding the general location, use, and approximate size of our principal non-retail properties:

Property	Location	Total Square Feet	Segment That Uses Property
Corporate Headquarters	Sidney, Nebraska	294,000	Retail, Direct and Other
Administrative Offices and Customer Care Center	Sidney, Nebraska	94,000	Retail, Direct and Other
Distribution Center	Sidney, Nebraska	752,000	Other
Distribution Center	Prairie du Chien, Wisconsin	1,071,000	Other
Distribution Center	Wheeling, West Virginia (1)	1,165,000	Other
Retail Store, Warehouse and Administrative Office	Winnipeg, Manitoba	84,000	Retail and Direct
Merchandise Return Center	Oshkosh, Nebraska	52,000	Other
Customer Care Center	North Platte, Nebraska	12,000	Direct
Customer Care Center and Administrative Offices	Kearney, Nebraska	151,000	Retail store and Direct
Customer Care Center	Grand Island, Nebraska (1)	12,000	Direct
Customer Care Center and Administrative Offices	Lincoln, Nebraska	76,000	Direct, Financial Services and Other
Manufacturing and Administrative Offices	Woonsocket, South Dakota	145,000	Direct

(1) We own all of these properties with the exception of leases we have entered into for the customer care center in Grand Island, Nebraska, and the distribution center in Wheeling, West Virginia.

We own all of our retail stores except Boise, Idaho; and Hazelwood, Missouri; and we have a ground lease for East Hartford, Connecticut. Also, in connection with some of the economic development packages received from state or local governments where our stores are located, we have entered into agreements granting ownership of the taxidermy, diorama, or other portions of our stores to these state and local governments.

The following table shows the location, opening date, and approximate total square footage of our U. S. retail stores used in our Retail segment:

Location	Opening Date	Total Square Footage
Kearney, Nebraska	October, 1987	35,000
Sidney, Nebraska	July, 1991	104,000
Owatonna, Minnesota	March, 1998	159,000
Prairie Du Chien, Wisconsin	September, 1998	53,000
East Grand Forks, Minnesota	September, 1999	59,000
Dundee, Michigan	March, 2000	228,000
Mitchell, South Dakota	August, 2000	84,000
Kansas City, Kansas	August, 2002	186,000
Hamburg, Pennsylvania	September, 2003	247,000
Wheeling, West Virginia	August, 2004	176,000
Fort Worth, Texas	May, 2005	234,000
Buda, Texas	June, 2005	192,000
Lehi, Utah	August, 2005	170,000
Rogers, Minnesota	October, 2005	185,000
Glendale, Arizona	July, 2006	166,000
Boise, Idaho	August, 2006	132,000
Richfield, Wisconsin	September, 2006	166,000
La Vista, Nebraska	October, 2006	129,000
Hazelwood, Missouri	April, 2007	132,000
Hoffman Estates, Illinois	September, 2007	195,000
East Hartford, Connecticut	October, 2007	196,000
Gonzales, Louisiana	October, 2007	167,000
Hammond, Indiana	October, 2007	189,000
Reno, Nevada	November, 2007	129,000
Post Falls, Idaho	November, 2007	129,000
Lacey, Washington	November, 2007	194,000

At December 29, 2007, the total net book value of our property and equipment was $904 million. As of the end of 2007, we believe that our properties and equipment were suitable for their intended use.

ITEM 3. LEGAL PROCEEDINGS

We are party to certain lawsuits in the ordinary course of our business. The subject matter of these proceedings primarily includes commercial disputes, employment issues, and product liability lawsuits. We do not believe that the ultimate dispositions of these proceedings, individually or in the aggregate, will have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Price Range of Common Stock

We have common stock and non-voting common stock. Our common stock began trading on June 25, 2004, on the New York Stock Exchange ("NYSE") under the symbol "CAB". Prior to that date, there was no public market for our common stock. Our non-voting common stock is not listed on any exchange and not traded over the counter. As of February 19, 2008, there were 944 holders of record of our common stock and no holders of record of our non-voting common stock. This does not include persons who hold our common stock in nominee or "street name" accounts through brokers or banks.

The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of our common stock as reported on the NYSE:

	2007		2006	
	High	Low	High	Low
First Quarter	$26.49	$22.43	$21.19	$16.06
Second Quarter	25.18	21.14	20.78	16.73
Third Quarter	28.80	20.05	22.25	16.79
Fourth Quarter	24.43	13.89	26.00	21.04

Stock Performance Graph

The following stock performance graph and table show Cabela's cumulative total shareholder return on a quarterly basis since the beginning of our first full quarter following the date of our initial public offering. The graph also shows the cumulative total returns of the S&P 500 Retailing Index and the S&P 500 Index. The graph assumes that $100 was invested on July 2, 2004.



$160
140
120
100
80
60
40
20
-
7/2/04
12/31/04
7/1/05
12/30/05
6/30/06
12/29/06
6/29/07
12/28/07
Cabela's Inc.
S&P Retailing Index
S&P 500

Market closing price at closest date to end of periods ended:

	July 2, 2004	Dec. 31, 2004	July 1, 2005	Dec. 30, 2005	June 30, 2006	Dec. 29, 2006	Mar. 31, 2007	June 30, 2007	Sept. 29, 2007	Dec. 29, 2007
Cabela's Inc.	$100	$ 85	$ 78	$ 62	$ 72	$ 90	$ 92	$ 82	$ 88	$ 55
S&P 500										
Retailing Index	100	117	111	115	114	126	128	130	119	103
S&P 500 Index	100	108	106	111	113	126	126	134	136	131

Dividend Policy

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our revolving credit facility and our senior notes limit our ability to pay dividends to our stockholders.

Equity Compensation Plans

For information on securities authorized for issuance under our equity compensation plans, see "Item 12 – Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal Year (1)				
	2007	2006	2005	2004	2003
	(In Thousands Except Earnings per Share)				
Operations Data:					
Revenue:					
Merchandise revenue	$2,173,995	$1,908,801	$1,664,272	$1,474,415	$1,336,910
Financial services revenue	159,335	137,423	105,831	69,060	49,823
Other revenue	16,269	17,300	29,558	12,499	5,690
Total revenue	2,349,599	2,063,524	1,799,661	1,555,974	1,392,423
Cost of revenue	1,378,386	1,204,399	1,064,322	925,665	821,399
Selling, distribution, and administrative expenses	820,121	715,380	620,376	533,094	479,964
Operating income	151,092	143,745	114,963	97,215	91,060
Interest (expense) income, net	(18,778)	(16,126)	(10,256)	(7,577)	(10,750)
Other income	6,913	9,637	10,663	10,443	5,612
Income before provision for income taxes	139,227	137,256	115,370	100,081	85,922
Provision for income taxes	51,348	51,471	42,801	35,085	30,577
Net income available to common stockholders	$ 87,879	$ 85,785	$ 72,569	$ 64,996	$ 55,345
Basic earnings per share	$ 1.34	$ 1.32	$ 1.12	$ 1.06	$ 1.06
Diluted earnings per share	$ 1.31	$ 1.29	$ 1.10	$ 1.03	$ 1.00
Selected Balance Sheet Data:					
Cash and cash equivalents (2)	$ 131,182	$ 172,903	$ 86,923	$ 123,934	$ 112,656
Working capital (2)	263,284	335,387	145,559	274,746	234,709
Total assets	2,212,830	1,751,230	1,366,280	1,228,231	969,682
Total debt	503,385	317,873	119,826	148,152	142,651
Total stockholders' equity	828,559	733,858	639,853	566,354	376,469
Other Data:					
Depreciation and amortization	$ 59,863	$ 45,559	$ 34,912	$ 29,843	$ 26,715
Property and equipment additions including accrued amounts	364,326	190,592	203,157	52,568	72,972
Purchases of economic development bonds	36,223	23,397	65,077	74,492	18,201

(1) Fiscal years are based on the 52-53 week period ending on the Saturday closest to December 31. Fiscal 2007, 2006, 2005 and 2004 each consisted of 52 weeks and fiscal 2003 consisted of 53 weeks.

(2) Cash and cash equivalents includes amounts for World's Foremost Bank which were $123 million, $53 million, $81 million, $58 million, and $77 million at years ended 2007, 2006, 2005, 2004 and 2003. Due to regulatory restrictions, our ability to use this cash for non-banking operations, including for working capital for our Retail or Direct businesses or for retail store expansion, is limited.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition, results of operations, liquidity, and capital resources should be read in conjunction with our audited consolidated financial statements and notes thereto appearing elsewhere in this report.

Forward Looking Statements

Our discussion contains forward-looking statements with respect to our plans and strategies for our businesses and the business environment that are impacted by risks and uncertainties. Refer to "Special Note Regarding Forward-Looking Statements" preceding PART I, ITEM 1, and to ITEM 1A "Risk Factors" for information regarding certain of the risks and uncertainties that affect our business and the industries in which we operate. Please note that our actual results may differ materially from those we may estimate or project in any of these forward-looking statements.

Cabela's®

We are a leading specialty retailer, and the world's largest direct marketer, of hunting, fishing, camping, and related outdoor merchandise. We provide a quality service to our customers who enjoy an outdoor lifestyle by supplying outdoor products through our multi-channel retail business consisting of our Retail and Direct business segments. Our Retail business segment is comprised of 27 stores, 26 located in the United States and one in Canada. Our Direct business segment is comprised of our catalog mail order business and our highly acclaimed Internet website.

Our Financial Services business segment also plays an integral role in supporting our merchandising business. Our Financial Services business segment is comprised of our credit card services which reinforces our strong brand and strengthens our customer loyalty through our credit card loyalty programs.

Fiscal 2007 Overview

	2007	2006	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Revenue:				
Retail	$1,043,442	$ 820,321	$223,121	27.2%
Direct	1,130,553	1,088,480	42,073	3.9
Total merchandise sales	2,173,995	1,908,801	265,194	13.9
Financial Services	159,335	137,423	21,912	15.9
Other revenue	16,269	17,300	(1,031)	(6.0)
Total revenue	$2,349,599	$2,063,524	$286,075	13.9
Operating income	$ 151,092	$ 143,745	$ 7,347	5.1
Net income per diluted share	$ 1.31	$ 1.29	$ 0.02	1.6

Revenues for 2007 totaled $2.35 billion, an increase of 13.9% over 2006. Revenues increased in 2007 principally from the opening of eight new stores. Operating income totaled $151 million for 2007, an increase of 5.1% over 2006. Net income per diluted share for 2007 was $1.31 versus $1.29 for 2006.

Our 2007 operating results were impacted by a challenging retail and macroeconomic environment resulting in slowed retail store and Direct sales, and deterioration in merchandise gross margins from promotional and discounted merchandise sales.

Other significant items which directly impact comparisons of our operating results for 2007 were:

- new store pre-opening costs of $17 million in 2007 from the opening of eight new stores (six in the fourth quarter, one late in the third quarter, and one in the second quarter), an increase of $7 million compared to the pre-opening costs in 2006 from the opening of four stores;
- certain retail stores not meeting sales expectations;
- an increase in the proportion of lower margin hard goods sales to higher margin soft goods sales;
- costs from advertising and promotional strategies aimed at capturing additional market share; and
- increases in Financial Services revenue principally from growth in the number of average active credit card accounts and average managed credit card loans, partially offset by higher credit card loan charge-offs.

Current Year Achievements

2007 was highlighted by the opening of eight new store locations, our expansion into Canada through an acquisition, and operational achievements outlined below.

Retail Store Openings – We opened eight new retail stores, increasing our total retail store square footage by 1.3 million square feet, or 49% of total retail space, and bringing our total square footage to over 4.0 million square feet at the end of 2007.

Customer Service Enhancements – We completed implementation of customer service enhancements directed at increasing sales and customer satisfaction in 10 of our retail stores including:

- in-store pick-up for catalog and Internet orders,
- installation of Internet kiosks, and
- the installation of catalog order desks.

We expect these customer service enhancements to be available in all existing retail stores in early 2008 and are encouraged by early results.

Business Week magazine conducted its first ever Top 25 ranking of customer service champions – we ranked No. 15 and were one of only two retailers to make the list.

Internet – Our Internet website continued to receive awards and high praise for excellence, including the following awards and recognition:

- Our website was ranked in the top three among online retailers for reliability and responsiveness - an indication of download page speed and completing transactions for customers, according to a study on U. S. retail websites over the 2007 holiday season by research firm Keynote.
- The Cabelas.com website was listed in the annual "The Internet Retailer Hot 100 Retail Web Sites." Websites were selected for being innovative and engaging, creating striking and effective site designs, or having certain critical features such as site search that was better than other sites.
- Our website was the most visited sporting goods industry eCommerce website according to a September 2007 publication from Hitwise, Incorporated, an online measurement company. Internet visits increased by 30.2% in 2007 over 2006.
- Our website ranked among the top websites for total eCommerce sales (measured by industry publications).

International Expansion – In September 2007, we acquired S.I.R. Warehouse Sports in Winnipeg, Manitoba, which will serve as our platform for expansion into Canada.

Cabela's CLUB Visa Credit Card – Our Cabela's CLUB Visa credit card was ranked among the Top 5 in customer satisfaction by Consumer Reports in a 2007 reader survey on their satisfaction as credit card holders.

The Future

While we anticipate that the business environment in which we operate will be challenging in 2008, we believe our multi-channel model and our strong brand name provides us with opportunities for growth and profitability. Over our history, we have built name recognition and a quality brand that is renowned and respected in the outdoor industry. Throughout our multi-channel business, our strategy is to continue our focus on providing legendary customer service, quality, and selection.

For 2008, our primary focus will be on managing our business efficiently to enhance near-term and long-term results for our shareholders, a significant portion of which are employees and directors of Cabela's. Our focus will be on the following initiatives as established by our executives:

- improve our advertising strategy by using more targeted campaigns throughout our multi-channel model to increase store traffic;
- improve retail store sales and profitability through enhanced product assortment, streamlined flow of merchandise to our retail stores, and reduced operating expenses;
- maintain merchandise gross margins in our sales channels;
- improve inventory management by actively managing quantities and product deliveries through enhanced leveraging of existing technologies, and by reducing unproductive inventory;
- the opening of two new stores in 2008; and
- completion of customer service enhancements for better service including in-store pick-up, catalog desks, and Internet kiosks.

Retail Store Efficiencies – For 2008, our primary objective is to enhance our retail store efficiencies and improve our operating results. We intend to achieve this objective by enhancing and optimizing our retail store merchandising processes, management information systems, and distribution and logistics capabilities. To enhance our customer service at our retail stores, we are focusing on customer service through training and mentoring programs.

Leverage Our Multi-Channel Model – We will advance our efforts for offering customers integrated opportunities to access and use our retail store, catalog, and Internet channels, including completing our roll-out of Internet kiosks, catalog order desks, and in-store pick-up for catalog and Internet purchases. Our in-store pick-up program allows customers to order products through our catalogs and Internet site, and have them delivered to the retail store of their choice without incurring shipping costs, increasing foot traffic in our stores. Conversely, our expanding retail stores introduce customers to our Internet and catalog channels. Our multi-channel model employs the same merchandising team, distribution centers, customer database, and infrastructure, which we intend to further capitalize on by building on the strengths of each channel, primarily through improvements in our merchandise planning and replenishment systems. These systems will allow us to identify the correct product mix in each of our retail stores, and also help maintain the proper inventory levels to satisfy customer demand in both our Retail and Direct business channels, while also driving improvements in inventory turns.

Next Generation Stores – To enhance our returns on capital we are developing a next generation store format which incorporates the following objectives:

- a store development model that will be adaptable to more markets, faster to start-up, and more efficient to operate to reduce our investment and increase sales per square foot; and
- to provide shopper-friendly layouts with regionalized product mixes, concept shops, and new product displays/fixtures featuring an improved look.

Internet Expansion – We will pursue the following key growth objectives to continue our leadership position in this channel:

- natural growth by offering industry-leading selection, service, value, and quality;
- category expansion to capitalize on the general outdoor enthusiast;
- an enhanced focus on the Canadian market by building on our 2007 Canada acquisition; and
- targeted marketing designed to increase sales overall and to transition customers from the catalog channel.

Growth of Our Credit Card Business – We seek to increase Financial Services revenue by attracting new cardholders through low cost marketing efforts with our Retail and Direct businesses. We will continue to control costs in our Financial Services segment by actively managing default rates, delinquencies, and charge-offs by continuing our conservative underwriting and account management standards and practices.

Operations Review

Our operating results expressed as a percentage of revenue were as follows for the years ended:

	2007	2006	2005
Revenue	100.00%	100.00%	100.00%
Cost of revenue	58.66	58.37	59.14
Gross profit (exclusive of depreciation and amortization)	41.34	41.63	40.86
Selling, distribution, and administrative expenses	34.90	34.67	34.47
Operating income	6.44	6.96	6.39
Other income (expense):			
Interest (expense) income, net	(0.80)	(0.78)	(0.57)
Other income, net	0.29	0.47	0.59
Total other income (expense), net	(0.51)	(0.31)	0.02
Income before provision for income taxes	5.93	6.65	6.41
Provision for income taxes	2.19	2.49	2.38
Net income	3.74%	4.16%	4.03%

Results of Operations - 2007 Compared to 2006

Revenues

	2007	%	2006	%	Increase (Decrease)	% Change
			(Dollars in Thousands)			
Retail	$1,043,442	44.4%	$ 820,321	39.8%	$223,121	27.2%
Direct	1,130,553	48.1	1,088,480	52.7	42,073	3.9
Financial Services	159,335	6.8	137,423	6.7	21,912	15.9
Other	16,269	0.7	17,300	0.8	(1,031)	(6.0)
	$2,349,599	100.0%	$2,063,524	100.0%	$286,075	13.9%

Retail revenue includes sales and services at our retail stores. Direct revenue includes sales from orders placed over the phone, by mail, and through our website and customer shipping charges. Financial Services revenue is comprised of securitization income, interest income, and interchange and other fees, net of reward program costs, interest expense, and credit losses from our credit card operations. Other revenue consists principally of sales of land surrounding our retail store developments and fees collected from our other real estate, outfitter services, and travel businesses.

In 2007, our Retail and Direct sales were impacted by a challenging retail and macroeconomic environment. However, revenue increased in 2007 in all three of our primary business segments but declined for our Other segment primarily due to a decrease in land sales in 2007 compared to 2006. Retail sales increased due to our new store openings. Direct revenue increased primarily from efforts to increase traffic to our website. Financial Services revenue growth was driven by growth in the number of average active credit card accounts and average managed credit card loans.

Revenue from the sale of gift certificates and gift cards is recognized in earnings when the gift certificates and gift cards are redeemed for merchandise or services. Our gift instrument liability at the end of 2007 was $113 million compared to $87 million at the end of 2006. Customers also receive points for purchases at our retail stores or through our Direct business on various loyalty programs. In addition, our Cabela's CLUB Visa card loyalty program allows customers to earn points whenever and wherever they use their credit card, and then redeem earned points for products and services at our retail stores or through our Direct business. The percentage of our merchandise sales that were made on the Cabela's CLUB card increased to 26.3% for 2007 from 24.6% for 2006. The dollar amounts related to points are accrued as earned by the cardholder and recorded as a reduction in Financial Services revenue. The dollar amount of unredeemed credit card points and loyalty points was $71 million at the end of 2007 compared to $57 million at the end of 2006.

Product Sales Mix – Our five retail merchandise product categories, and the percentage of revenue contributed by each, are presented in the following table for our Retail and Direct businesses and in total for the years ended:

	Retail		Direct		Total	
	2007	2006	2007	2006	2007	2006
Hunting Equipment	38.7%	35.6%	26.6%	27.1%	32.6%	30.7%
Fishing and Marine	15.6	16.7	12.3	12.5	14.0	14.3
Camping	12.9	12.1	15.4	14.8	14.1	13.7
Clothing and Footwear	27.0	29.1	36.3	36.7	31.7	33.5
Gifts and Furnishings	5.8	6.5	9.4	8.9	7.6	7.8
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Retail Revenue – Retail revenue increased primarily due to an increase of $232 million in new store sales for 2007 compared to new store sales for 2006. Contributing to our Retail revenue growth were the eight new stores we opened in 2007 as follows:

- Hazelwood, Missouri .... April
- Hoffman Estates, Illinois .... September
- East Hartford, Connecticut .... October
- Gonzales, Louisiana .... October
- Hammond, Indiana .... October
- Reno, Nevada .... November
- Post Falls, Idaho .... November
- Lacey, Washington .... November

	2007	2006	Increase (Decrease)	% Change
		(Dollars in Thousands)		
Comparable stores sales	$736,430	$745,357	$(8,927)	(1.2)%
Comparable stores sales growth percentage	(1.2)%	1.3%		

Comparable store sales decreased $9 million, or 1.2%, for 2007 principally because of the challenging macroeconomic and retail industry environment, competition, and a lowering of overall consumer confidence in the United States which negatively impacted sales growth. A store is included in our comparable store sales base on the first day of the month following the fifteen month anniversary of 1) its opening or acquisition, or 2) any expansion by greater than 25% of its total square footage.

Average sales per square foot for stores that were open during the entire year were $332 for 2007 compared to $348 for 2006. The decrease in average sales per square foot results from certain stores not meeting sales expectations and a decrease in comparable store sales. The product category that contributed the largest dollar volume increase to our Retail revenue for 2007 was hunting equipment.

Direct Revenue – Direct revenue increased $42 million, or 3.9%, primarily from growth in sales through our website. Catalog mail order sales continue to decrease as these sales transition to our Internet site and our new retail stores.

	2007	2006	Increase (Decrease)	% Change
Percentage increase year over year in Internet website visits	30.2%	32.1%		
Catalog circulation in pages (in millions)	36,499	36,705	(206)	(0.6)%
Number of separate catalog titles circulated	91	86	5	

Internet site visits increased as we continue to focus our efforts on utilizing Direct marketing programs to increase traffic to our website. The camping product category contributed the largest dollar volume increase to our Direct revenue for 2007. The number of active Direct customers, which we define as those customers who have purchased merchandise from us in the last twelve months, increased by 2.0% over 2006.

Financial Services Revenue – Key statistics reflecting the performance of our Financial Services business are shown in the following chart for the years ended:

	2007	2006	Increase (Decrease)	% Change
	(Dollars in Thousands Except Average Balance per Account)			
Average balance of managed credit card loans	$1,690,543	$1,357,671	$332,872	24.5%
Number of average active credit card accounts	987,411	853,187	134,224	15.7
Average balance per active credit card account	$ 1,712	$ 1,591	$ 121	7.6
Net charge-offs	33,898	25,199	8,699	34.5
Net charge-offs as a percentage of average managed credit card loans	2.01%	1.86%	0.15%	

The balance of average managed credit card loans increased to $1.69 billion, or 24.5%, because of the increase in the number of accounts and the average balance per account. The number of accounts increased to 987,411, or 15.7%, due to our marketing efforts to add additional accounts. Net charge-offs increased to 2.01% for 2007 principally because of the challenging economic environment. Net charge-offs for 2007 approximate those levels experienced before the 2005 bankruptcy law changes.

The components of Financial Services revenue on a generally accepted accounting principles ("GAAP") basis are as follows for the years ended:

	2007	2006	2005
		(In Thousands)	
Interest and fee income, net of provision for loan losses	$ 28,974	$ 23,973	$ 17,196
Interest expense	(7,288)	(5,008)	(3,241)
Net interest income, net of provision for loan losses	21,686	18,965	13,955
Non-interest income:			
Securitization income (including gains on sales of credit card loans of $22,740 and $17,410)	194,516	169,173	133,032
Other non-interest income	51,670	39,381	31,836
Total non-interest income	246,186	208,554	164,868
Less: Customer rewards costs	(108,537)	(90,096)	(72,992)
Financial Services revenue	$ 159,335	$137,423	$105,831

Financial Services revenue increased $22 million, or 15.9%, in 2007 compared to 2006. Credit card loans securitized and sold are removed from our consolidated balance sheet, and the net earnings on these securitized assets, after paying costs associated with outside investors, are reflected as a component of our securitization income shown above on a GAAP basis. Net interest income includes operating results on our credit card loans receivable we own. Non-interest income includes servicing income, gains on sales of loans, and income recognized on our retained interests, as well as interchange income on the entire managed portfolio. Excluding the effect of gains on the sale of credit card loans, securitization income increased $20 million over 2006, due primarily to growth in the securitized loan portfolio. Other non-interest income increased $12 million primarily from increases in servicing fees on securitized loans year over year and account growth. Customer rewards costs increased $18 million from continued growth in the Cabela's CLUB Visa card usage by our customers.

Managed credit card loans of the Financial Services business segment include both credit card loans receivable we own and securitized credit card loans. The process by which credit card loans are securitized converts interest income, interchange income, credit card fees, credit losses, and other income and expenses on the securitized loans into securitization income. Because the financial performance of the total managed portfolio has a significant impact on earnings we receive from servicing the portfolio, management believes evaluating the components of Financial Services revenue for both owned loans and securitized loans is important to analyzing results.

Non-GAAP Presentation – The "non-GAAP" presentation shown below presents the financial performance of the total managed portfolio of credit card loans. Although our consolidated financial statements are not presented in this manner, we review the performance of the managed portfolio as presented below. Interest income, interchange income (net of customer rewards), and fee income on both the owned and securitized portfolio are reflected in the respective line items. Interest paid to outside investors on the securitized credit card loans is included in interest expense. Credit losses on the entire managed portfolio are reflected in the provision for loan losses.

The following table sets forth the revenue components of our Financial Services segment managed portfolio on a non-GAAP basis for the years ended:

	2007	2006	2005
	(Dollars in Thousands)		
Interest income	$186,341	$145,425	$102,824
Interchange income, net of customer rewards costs	62,066	51,086	42,468
Other fee income	27,233	22,829	20,738
Interest expense	(83,120)	(64,910)	(41,654)
Provision for loan losses	(35,415)	(26,064)	(24,254)
Other	2,230	9,057	5,709
Managed Financial Services revenue	$159,335	$137,423	$105,831

Managed Financial Services Revenue as a Percentage of Average Managed Credit Card Loans:

	2007	2006	2005
Interest income	11.0%	10.7%	9.4%
Interchange income, net of customer rewards costs	3.7	3.8	3.9
Other fee income	1.6	1.7	1.9
Interest expense	(4.9)	(4.8)	(3.8)
Provision for loan losses	(2.1)	(1.9)	(2.2)
Other	0.1	0.6	0.5
Managed Financial Services revenue	9.4%	10.1%	9.7%

The increase in interest income of $41 million in 2007 from 2006 was due to an increase in interest rates and managed credit card loans. The increase in interchange income of $11 million in 2007 from 2006 was driven by net credit card purchases, which increased 20.6%. Other fee income increased $4 million due to increases of $2 million in late fees and $2 million in payment assurance fees. The increases in interest income and interchange income were offset by an increase in interest expense of $18 million from increases in securitized credit card loans, borrowings, and interest rates, and by an increase in loan losses of $9 million because of increases in managed credit card loans and increases in net charge-offs.

Other Revenue

Other revenue sources include sales of land held for sale, amounts received from our outfitter services, and fees earned through our travel business and other complementary business services.

	2007	2006	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Other revenue	$16,269	$17,300	$(1,031)	(6.0)%
Land sales (included in Other revenue)	8,866	10,471	(1,605)	(15.3)

Gross Profit

Gross profit, or gross margin, is defined as total revenue less the costs of related merchandise sold and shipping costs. Comparisons of gross profit and gross profit as a percentage of revenue for our operations, year over year, and to the retail industry in general, are impacted by:

- retail store, distribution, and warehousing costs which we exclude from our cost of revenue;
- Financial Services revenue that we include in revenue for which there are no costs of revenue;
- real estate land sales we include in revenue for which costs vary by transaction;
- outfitter services revenue that we included in revenue for which there are no costs of revenue; and
- customer shipping charges in revenue which are slightly higher than shipping costs in costs of revenue because of our practice of pricing shipping charges to match costs.

Accordingly, comparisons of gross margins on merchandising revenue presented below are the best metrics for analysis of our gross profit:

	2007	2006	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Merchandise sales	$2,173,995	$1,908,801	$265,194	13.9%
Merchandise gross margin	797,304	708,950	88,354	12.5
Merchandise gross margin as a percentage of merchandise revenue	36.7%	37.1%		

Merchandise Gross Margins – Gross margins of our merchandising business increased $88 million, or 12.5%, to $797 million for 2007. Merchandise gross margins as a percentage of revenue of our merchandising business decreased to 36.7% for 2007 from 37.1%. Merchandise gross margins for 2007 were negatively impacted by discounts on merchandise sales associated with advertising and promotional strategies designed to capture additional market share, an increase in hard goods sales with lower margins, and a decrease in apparel sales with higher margins. This decrease was partially offset by an increase in our shipping margin for 2007.

Selling, Distribution, and Administrative Expenses

	2007	2006	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Selling, distribution, and administrative expenses	$820,121	$715,380	$104,741	14.6%
S,D&A expenses as a percentage of total revenue	34.9%	34.7%		
Retail store pre-opening costs	$ 17,136	$ 10,508	$ 6,628	63.1%

Selling, distribution, and administrative expenses include all operating expenses related to our retail stores, Internet website, distribution centers, product procurement, and overhead costs, including: advertising and marketing, catalog costs, employee compensation and benefits, occupancy costs, information systems processing, and depreciation and amortization.

Selling, distribution, and administrative expenses on a consolidated basis increased $105 million, or 14.6%, for 2007 over 2006. The primary reason for the increase in 2007 was the addition of eight new stores in 2007 compared to four added in 2006 along with the addition of infrastructure necessary to support this store expansion. The most significant factors contributing to the increase in selling, distribution, and administrative expenses, and the infrastructure expansion required to support the revenue growth in 2007 from our retail store expansion, included increases in:

- employee compensation, benefits, training, and recruitment costs of $56 million;
- facility and information system depreciation of $15 million;
- advertising costs of $11 million;
- catalog and Internet marketing costs of $7 million;
- credit card processing fees of $6 million; and
- information systems costs of $4 million.

Significant selling, distribution, and administrative expense increases and decreases related to specific business segments included the following:

Retail Business Segment:

- New store pre-opening costs of $17 million, an increase of $7 million over 2006.
- Operating costs for new stores that were not open in the comparable period of 2006 of $54 million, including employee compensation and benefits costs of $31 million.
- A decrease in comparable store employee compensation and benefits of $1 million resulting from declining sales in comparable stores.
- Depreciation on new stores not open in the comparable period of 2006 of $9 million.

Direct Business Segment:

- An increase of $6 million in marketing costs primarily from Internet marketing and mailing promotions, catalog costs from higher postage and print rates, and the addition of five catalogs not circulated in 2006.
- Increases in employee compensation and benefits of $2 million principally for positions added to support our growth.
- Increases in incidental information system costs of $2 million specifically related to our website.

Financial Services:

- Increases in advertising and promotional costs of $1 million due to increases in new account acquisition costs, increases in Visa charges driven by increases in credit card transactions, and account retention tools.
- Third party data credit card processing services increased by $2 million as the number of credit card accounts and credit card transactions increased.
- Postage cost increases of $1 million from increases in the number of accounts and postage rate increases.
- An increase in employee compensation and benefits of $1 million to support our credit card account growth.

Corporate Overhead, Distribution Centers, and Other:

- An increase in employee compensation and benefits of $9 million from the expansion and improvement of our infrastructure to support our growth.
- Depreciation expense increase of $3 million on information system upgrades implemented in 2006 and 2007.
- An increase in contract labor costs and software expense of $1 million on information system upgrades and expansion.

Operating Income

Operating income is revenue less cost of revenue and selling, distribution, and administrative expenses. Operating income for our business segments excludes costs associated with operating expenses of distribution centers, procurement activities, and other corporate overhead costs.

	2007	2006	Increase (Decrease)	% Change
		(Dollars in Thousands)		
Total operating income	$151,092	$143,745	$ 7,347	5.1%
Total operating income as a percentage of total revenue	6.4%	7.0%		
Operating income by business segment:				
Retail	$127,744	$124,122	3,622	2.9
Direct	190,046	179,182	10,864	6.1
Financial Services	37,448	30,061	7,387	24.6
Operating income as a percentage of segment revenue:				
Retail	12.2%	15.1%		
Direct	16.8	16.5		
Financial Services	23.5	21.9		

Operating income increased $7 million, or 5.1%, for 2007. Operating income as a percentage of revenue decreased to 6.4% for 2007 from 7.0% for 2006. Operating income comparisons between 2007 and 2006 are impacted by 1) the addition of new retail stores in 2007 and 2006, 2) sales increases for our Direct business, and 3) the profitability of our Financial Services business segment. The Financial Services segment incurs a marketing fee paid to the Retail and Direct business segments. This marketing fee is included in selling, distribution, and administrative expenses as an expense for the Financial Services segment and as a credit to expense for the Retail and Direct business segments. The marketing fee paid by the Financial Services segment to these two business segments increased $4 million in 2007 compared to 2006 – a $1 million increase to the Direct business segment and a $3 million increase to the Retail segment.

Interest (Expense) Income, Net

Interest expense, net of interest income, increased $3 million to $19 million for 2007 compared to 2006. The net increase in interest expense was primarily due to additional debt incurred for financing our retail store expansion. During 2007, we capitalized interest totaling $4 million on qualifying fixed assets relating primarily to retail store construction compared to $0.4 million during 2006.

Other Non-Operating Income, Net

Other income decreased $3 million to $7 million for 2007 from $10 million in 2006 due to a decrease in interest earned on economic development bonds. Our investment in economic development bonds was lower in 2007 than 2006 because of retirements as we monetized bonds in both years.

Provision for Income Taxes

Our effective tax rate was 36.9% for 2007 compared to 37.5% for 2006. The decrease in the effective tax rate for 2007 was due to less state income taxes in 2007 compared to 2006.

Results of Operations - 2006 Compared to 2005

Financial Highlights	2006	2005	Increase (Decrease)	% Change
	(Dollars in Thousands)			
Net income	$ 85,785	$ 72,569	$ 13,216	18.2%
Net income as a percentage of revenue	4.2%	4.0%		
Net income per diluted share	$ 1.29	$ 1.10	$ 0.19	17.3
Revenue by segment:				
Direct	$1,088,480	$1,044,167	$ 44,313	4.2
Retail	820,321	620,105	200,216	32.3
Financial Services	137,423	105,831	31,592	29.9
Other	17,300	29,558	(12,258)	(41.5)
Total revenue	$2,063,524	$1,799,661	$263,863	14.7
New store sales	$ 282,652	$ 88,226	$194,426	220.4
Comparable store sales	537,669	531,010	6,659	1.3
Average sales per square foot	348	367	(19)	(5.2)
Gross Profit	$ 859,125	$ 735,339	123,786	16.8
Gross Profit as a percent of revenue	41.6%	40.9%		
Merchandising gross margin	$ 708,950	$ 620,244	88,706	14.3
Merchandising gross margin as a percent of merchandising revenue	37.1%	37.3%		
Selling, distribution and administrative expenses	$ 715,380	$ 620,376	95,004	15.3
Selling, distribution and administrative expenses as a percent of revenue	34.7%	34.5%		
Operating income	$ 143,745	$ 114,963	28,782	25.0
Operating income margin	7.0%	6.4%		

Revenue

Revenue increased by $264 million, or 14.7%, in 2006 from growth in the three major segments. Other revenue decreased in 2006 from a decrease in land sales.

Retail Revenue. Retail revenue increased by $200 million, or 32.3%, from new store sales of $194 million, and an increase in comparable store sales of $7 million, or 1.3%. Revenue increases are attributable to operational improvements in assortment and replenishment as well as advertising efforts. The product category that contributed the largest increase to our Retail revenue growth in 2006 was hunting equipment.

Direct Revenue. Direct revenue increased by $44 million, or 4.2%, due primarily to growth in Internet sales through our website. Circulation of our catalogs increased by 1.6 billion pages, or 4.5%, to 36.8 billion pages in 2006 from 35.2 billion pages in 2005. The number of active customers in our Direct business segment increased by 4.6%. The product category that contributed the largest dollar volume increase to our 2006 Direct revenue growth was hunting equipment.

Financial Services Revenue. Financial Services revenue increased by $32 million, or 29.9%. Securitization income increased $36 million primarily from growth in the securitized portfolio. Other non-interest income increased $8 million due to increases in servicing fees on securitized loans and card account growth. Net interest income on loans receivable increased $5 million. Customer rewards costs increased $17 million from continued growth in the Cabela's CLUB Visa card usage by our customers.

We also measure the results of our Financial Services business on a non-GAAP managed basis as explained earlier. Interest income measured on a non-GAAP managed basis increased $43 million. The increase in interest income was due to an increase in interest rates and managed credit card loans. Interchange income, net of reward costs, increased by $9 million, or 20.3%. Interchange income is driven by net purchases, which increased 21.4%. The increases in interest income, interchange income, and other income were offset by an increase in interest expense of $23 million due to increases in securitized credit card loans, borrowings, and interest rates. Compared to 2005, the number of average active accounts in 2006 grew by 17.5% to 853,187, and the average balance per active account grew by 5.5% to $1,591.

Gross Profit

Gross profit increased by $124 million, or 16.8%, to $859 million for 2006. Financial Services revenue growth of $32 million resulted in a gross profit percentage increase of 0.5%. Sales of land at higher gross profit margins in 2006 resulted in a gross profit percentage increase of 0.4%. These increases were offset by a decline in merchandising gross profits discussed below.

Merchandising Gross Margin. Gross margin for our merchandising business increased by $89 million, or 14.3%, to $709 million for 2006. Better merchandising practices, increased sales of our Cabela's branded merchandise, and other operations improvements resulted in increased gross margins. These improvements, however, were largely offset by an increase in sales discounts. Increased discounts, representing 0.7% of merchandise revenue, resulted from our promotional gift card campaign in our Retail segment and a new promotional campaign in the Direct business segment. Our shipping margin – the shipping income we collect less the cost we pay to ship merchandise to our customers – declined, representing 0.3% of merchandise revenue. The primary reason for the decline in shipping margin was the implementation of our new warehouse management software, causing us to ship more packages per order due to the inability to transfer products between distribution centers during the software phase-in period.

Selling, Distribution, and Administrative Expenses

Selling, distribution, and administrative expenses increased by $95 million, or 15.3%, to $715 million for 2006. We recognized $4 million of stock based compensation expense in 2006, which primarily accounted for the 0.20% increase in selling, distribution, and administrative expenses as a percentage of total revenue. The most significant factors contributing to the increase in selling, distribution, and administrative expenses also included:

Retail Business Segment:

- New store operating costs for new stores that were not open in the comparable period of 2005 increased by $37 million.
- A decrease in comparable store salaries and wages and related benefits of $1 million resulting from a focus on labor scheduling practices.

Direct Business Segment:

- An increase in catalog costs of $8 million from higher postage and print rates and the addition of three catalogs not circulated in 2005. As a percentage of Direct revenue, catalog costs increased to 14.7% in 2006 from 14.5% in 2005.
- Increases in salary, wages, and related benefits in the Direct business segment of $3 million for positions added to support our growth.
- Increases in incidental equipment and software expenses of $3 million specifically related to our website.
- An increase in Direct advertising costs of $3 million primarily from a new postcard promotion.

Financial Services:

- Advertising and promotional costs increased by $7 million from increases in new account acquisition costs and increases in Visa charges driven by increases in credit card transactions.
- Third party data processing services for credit card processing increased by $2 million as the number of credit card accounts and credit card transactions increased.
- Postage increases of $1 million from increases in the number of accounts and postage rate increases.

Corporate Overhead, Distribution Centers and Other:

- Strategic initiatives to expand and improve our infrastructure to support our growth resulted in an increase in wages and benefits of $17 million primarily at our distribution centers.
- An increase in depreciation expense of $6 million from two system upgrades implemented at the end of 2005, new systems put in service during 2006, and new equipment purchases in our distribution centers.
- An increase in contract labor costs of $3 million from consulting costs related to system upgrades and expansion.
- An increase in computer equipment and software cost of $1 million primarily from increased software licenses.

Operating Income

Operating income increased by $29 million, or 25.0%, to $144 million for 2006. Operating income as a percentage of revenue increased to 7.0% for 2006 from 6.4% for 2005. Our Retail segment operating income as a percentage of revenue improved to 15.1% from 13.9% as the continued expansion helped to offset overhead costs, and our comparable store operating costs improved with a focus on efficient labor scheduling. Operating income as a percentage of revenue from our Direct segment was flat at 16.5% in both 2006 and 2005. Financial Services operating income as a percentage of revenue was comparable between years, up 0.1%, to 21.9% from 21.8%, as growth in our customer loyalty program continued to contribute positive returns. The Financial Services segment incurs a marketing fee paid to the Retail and Direct business segments. This marketing fee is included in selling, distribution, and administrative expenses as an expense for the Financial Services segment and as a credit to expense for the Retail and Direct business segments. The marketing fee paid by the Financial Services segment to these two business segments increased $16 million compared to 2005 – a $9 million increase to the Direct business segment and a $7 million increase to the Retail segment.

Interest (Expense) Income, Net

Interest expense, net of interest income, increased by $6 million for 2006 to $16 million from property and equipment expenditures funded by the $215 million private placement of notes completed in February 2006. This increase was partially offset by an increase in interest income earned on invested cash of $1 million in 2006.

Other Non-Operating Income, Net

Other income decreased by $1 million to $10 million for 2006 primarily due to a decrease in interest earned on economic development bonds. Our investment in economic development bonds decreased by $28 million from the monetization of certain bonds.

Provision for Income Taxes

Our effective tax rate was 37.5% for 2006 compared to 37.1% in 2005. The increase in our effective tax rate primarily resulted from higher state taxes in states we opened stores in during 2006.

Bank Asset Quality

Overview

We securitize a majority of our credit card loans. On a quarterly basis, we transfer eligible credit card loans into a securitization trust. We are required to own at least a minimum twenty day average of 5% of the interests in the securitization trust, which is our transferor's interest that totaled $167 million at the end of 2007. Accordingly, retained credit card loans have the same characteristics as credit card loans sold to outside investors. Certain accounts are ineligible for securitization for reasons such as: 1) they are delinquent, 2) they originated from sources other than Cabela's CLUB Visa credit cards, or 3) various other requirements. Loans ineligible for securitization totaled $15 million at the end of 2007.

The quality of our managed credit card loan portfolio at any time reflects, among other factors: 1) the creditworthiness of cardholders, 2) general economic conditions, 3) the success of our account management and collection activities, and 4) the life-cycle stage of the portfolio. During periods of economic weakness, delinquencies and net charge-offs are more likely to increase. We have mitigated periods of economic weakness by selecting a customer base that is very creditworthy. The median FICO scores of our securitized loans were 787 in 2007 and 785 in 2006.

We believe that as our credit card accounts mature, they are less likely to result in a charge-off and less likely to be closed. The following table shows our managed credit card loans outstanding at the end of 2007 and 2006 segregated by the number of months passed since the accounts were opened.

	2007		2006	
	Loans Outstanding	Percentage of Total	Loans Outstanding	Percentage of Total
Months Since Account Opened	(Dollars in Thousands)			
6 months or less	$ 138,021	6.7%	$ 105,101	6.3%
7 – 12 months	131,988	6.4	105,296	6.3
13 – 24 months	272,830	13.3	223,209	13.3
25 – 36 months	243,092	11.8	193,384	11.6
37 – 48 months	205,909	10.0	186,078	11.1
49 – 60 months	194,066	9.4	191,372	11.4
61 – 72 months	196,949	9.6	197,928	11.8
73 – 84 months	200,461	9.7	247,771	14.8
85 + months	474,918	23.1	223,925	13.4
Total	$2,058,234	100.0%	$1,674,064	100.0%

Delinquencies

We consider the entire balance of an account, including any accrued interest and fees, delinquent if the minimum payment is not received by the payment due date. Our aging method is based on the number of completed billing cycles during which a customer has failed to make a required payment. The following chart shows the percentage of our managed credit card loans that have been delinquent at year end:

Number of days delinquent	2007	2006	2005
Greater than 30 days	0.97%	0.75%	0.67%
Greater than 60 days	0.57	0.44	0.38
Greater than 90 days	0.28	0.18	0.16

Charge-offs

Charge-offs consist of the uncollectible principal, interest, and fees on a customer's account. Recoveries are the amounts collected on previously charged-off accounts. Most bankcard issuers charge-off accounts at 180 days. Beginning in June 2007, we began charging off credit card loans on a daily basis after an account becomes at a minimum 130 days contractually delinquent to allow us to manage the collection process more efficiently. Accounts relating to cardholder bankruptcies, cardholder deaths, and fraudulent transactions are charged off earlier. Prior to June 2007, we charged-off credit card loans on the 24th day of the month after an account became 115 days contractually delinquent resulting in a 129-day average for charging-off an account. Our charge-off activity for the managed portfolio is summarized below for the years ended:

	2007	2006	2005
	(Dollars in Thousands)		
Charge-offs	$42,853	$31,068	$27,829
Recoveries	8,955	5,869	4,227
Net charge-offs	$33,898	$25,199	$23,602
Net charge-offs as a percentage of average managed credit card loans	2.01%	1.86%	2.15%

Liquidity and Capital Resources

Overview

Our Retail and Direct business segments and our Financial Services business segment have significantly differing liquidity and capital needs. The primary cash requirements of our merchandising business relate to capital for new retail stores, purchases of inventory, investments in our management information systems and infrastructure, purchases of economic development bonds related to the construction of new retail stores, and general working capital needs. We historically have met these requirements with cash generated from our merchandising business operations, borrowing under revolving credit facilities, issuing debt and equity securities, obtaining economic development grants from state and local governments in connection with developing our retail stores, collecting principal and interest payments on our economic development bonds, and from the retirement of economic development bonds.

Retail and Direct Business Segments – The cash flow we generate from our merchandising business is seasonal, with our peak cash requirements for inventory occurring from April through November. While we have consistently generated overall positive annual cash flow from our operating activities, other sources of liquidity are required by our merchandising business during these peak cash use periods. These sources historically have included short-term borrowings under our revolving credit facility and access to debt markets. While we generally have been able to manage our cash needs during peak periods, if any disruption occurred to our funding sources, or if we underestimated our cash needs, we would be unable to purchase inventory and otherwise conduct our merchandising business to its maximum effectiveness, which could result in reduced revenue and profits.

Financial Services Business Segment (the "bank") – The primary cash requirements of our bank relate to the financing of credit card loans. The bank sources operating funds in the ordinary course of business through various financing activities, which include funding obtained from securitization transactions, borrowing under its credit agreement or federal funds purchase agreements, accepting certificates of deposit, and generating cash from operations. The bank is prohibited by regulations from lending money to Cabela's or other affiliates. The bank is subject to capital requirements imposed by Nebraska banking law and the Visa membership rules, and its ability to pay dividends is also limited by Nebraska and Federal banking law.

We believe that we will have sufficient capital available from cash on hand, our revolving credit facility, and other borrowing sources to fund our cash requirements and near-term growth plans.

Operating, Investing and Financing Activities

The following table presents changes in our cash and cash equivalents for the years ended:

	2007	2006	2005
		(In Thousands)	
Net cash derived from operating activities	$ 31,828	$ 54,957	$ 72,564
Net cash used in investing activities	(331,493)	(144,696)	(80,617)
Net cash provided by (used in) financing activities	257,944	175,719	(28,958)

2007 versus 2006

Operating Activities – Cash derived from operating activities decreased $23 million for 2007 compared to 2006. This net decrease in cash was primarily due to a net change of $31 million in inventories, as inventory balances increased $124 million over 2006 due to more new store openings in 2007. The inventory increase was funded by accounts payable, which had a net increase of $42 million compared to 2006. The net increase in accounts payable was impacted by a $40 million decrease compared to 2006 due to a decrease in the payable to the third party processor for the bank's credit card transactions. In addition, land held for sale or development was up $11 million over 2006 as we increased our holdings in land investment. These uses of cash from operating activities were partially offset by an $18 million net increase between years related to the bank's funding from securitization transactions. For 2007, the bank used cash for credit card originations (net of cash received from collections, proceeds from new securitizations, and changes in retained interests) of $53 million compared to $71 million in 2006. We received $17 million in tenant allowances during 2007, which accounts for most of the net increase of $19 million in other long-term liabilities;

and the liability for gift certificates and credit card reward points increased $17 million over 2006 from increased sales of gift cards. In addition, depreciation and amortization increased $14 million offsetting cash used in operating activities.

We will incur a total cash outlay of approximately $19 million over four years based on our election in our 2007 federal income tax return to change our method of accounting for inventory from LIFO to FIFO for income tax purposes. At the end of 2007, we owed approximately $14 million, which is included in the current portion of deferred income taxes payable in our consolidated balance sheet.

Investing Activities – Cash used in investing activities increased $187 million for 2007 compared to 2006. This net increase was primarily due to expenditures related to the development and construction of new retail stores in 2007. For 2007, cash paid for property and equipment additions totaled $336 million. At December 29, 2007, we estimated total capital expenditures, including the purchase of economic development bonds, to be in the range of approximately $100-$125 million to be paid in 2008 relating to the development, construction, and completion of retail stores. Certain contractual aspects of our retail store locations are in various stages of negotiations, and are subject to customary conditions to closing. Economic development bonds totaling $1 million relating to our Lehi, Utah, retail store were redeemed in 2007. In addition, economic development bonds totaling $43 million and $53 million relating to our Wheeling, West Virginia, retail store and distribution center were retired during 2007 and 2006, respectively.

The following table highlights the growth of our retail stores, and the activity of economic development bonds related to the construction of these stores and related projects, for the years ended:

	2007	2006
	(Dollars In Thousands)	
Property and equipment additions	$335,644	$179,238
Purchases of economic development bonds	36,223	23,397
Acquisition of outdoor equipment retailer, net of cash acquired	9,277	—
Total	$381,144	$202,635
Proceeds from retirements and maturities of economic development bonds	$ 45,427	$ 54,065
Number of new retail stores opened and acquired during the year	9	4
Number of retail stores at the end of the year	27	18

Financing Activities – Cash provided by financing activities increased $82 million for 2007 compared to 2006. This net increase from financing activities comparing periods was due to a net increase of $66 million in time deposits, the bank increasing its short-term borrowings to $100 million to fund its credit card operations, and a net increase of $35 million in borrowings primarily on lines of credit related to new stores which opened in 2007. In addition, unpresented checks net of bank balance increased $33 million due to timing of when checks cleared our bank. Partially offsetting these increases was a net decrease of $152 million in long-term debt ($215 million borrowed in 2006) used to support our retail store expansion.

The following table highlights the borrowing activity of our merchandising business and bank operations for the years ended:

	2007	2006
	(In Thousands)	
Borrowings on lines of credit and short-term debt, net of repayments	$ 49,691	$ 14,877
Borrowing on variable funding facility – financial services subsidiary	100,000	—
Issuances of long-term debt, net of repayments	33,792	185,907
Total	$183,483	$200,784

The following table summarizes our availability under debt and credit facilities, excluding the bank's facilities, at the end of years:

	2007	2006
	(In Thousands)	
Amounts available for borrowing under credit facilities	$ 340,000	$ 325,000
Principal amounts outstanding	(58,023)	—
Outstanding letters of credit and standby letters of credit	(59,596)	(54,582)
Remaining borrowing capacity	$ 222,381	$ 270,418

In addition, the bank has total borrowing availability of $185 million under its transferor's interest credit agreement and agreements to borrow federal funds. Our bank entered into a credit agreement in 2007 for a $100 million variable funding facility secured by a participation interest in the bank's transferor's interest of the Cabela's Master Credit Card Trust. These funds were used to fund continued growth of the bank's credit card portfolio. At the end of 2007, $100 million was outstanding under the bank's transferor's interest credit agreement, leaving $85 million of borrowing capacity remaining at the end of 2007.

In 2007, we issued $60 million aggregate principal amount of 6.08% senior unsecured notes. We used the proceeds from this offering for new retail store expansion, including property and equipment additions, purchase of economic development bonds, and general corporate purposes.

On January 16, 2008, we issued and sold $57 million of 7.20% unsecured notes to institutional buyers. The notes have a final maturity of 10 years and an average life of seven years. We intend to use the proceeds to pay down existing debt and for general corporate purposes.

2006 versus 2005

Operating Activities – Cash provided by operating activities decreased $18 million for 2006 compared to 2005. This net decrease was primarily due to a $51 million net decrease between years related to the bank's funding from securitization transactions. For 2006, the bank used cash for credit card originations (net of cash received from collections, proceeds from new securitizations, and changes in retained interests) of $71 million compared to $20 million in 2005. Cash used for inventory increased $4 million over 2005 as we added four new retail stores. Cash used for income taxes payable also increased by $7 million over 2005 due to the timing of federal and state income tax payments and our increased profitability.

In addition, increases totaling $17 million comparing 2006 over 2005 relate to the use of cash from accounts receivable, land held for sale and other assets. Partially offsetting these decreases to cash from operating activities was a net increase of $41 million in net income adjusted for non-cash expenditures for deferred income taxes, depreciation and amortization, stock-based compensation, and other items. Cash provided from prepaid expenses and deferred catalog costs increased by $12 million over 2005 primarily due to the timing of catalog production costs. Cash was also provided from various liabilities and accruals that increased by a net of $4 million over 2005. In addition, accounts payable increased by $5 million from 2005 due to net increases in inventory payables of $10 million over 2005, partially offset by decreases of $4 million in the payable to the third party processor for the bank's credit card transactions and $1 million in payables for catalog costs. The decreases were related to third party processor timing issues from 2005 and the timing in the catalog production work.

Investing Activities – Cash used in investing activities increased $64 million in 2006 compared to 2005. The net increase in cash used was primarily due to the purchases, net of maturities, of short-term investments of $124 million during 2006 compared to 2005. Partially offsetting this increase were net decreases in the purchases of economic development bonds of $42 million and in property and equipment expenditures of $15 million. The decrease in the purchases of economic development bonds related to the timing on the opening of certain new retail stores and the incentives related to those stores. In 2006, $53 million in bonds we owned related to our Wheeling, West Virginia, retail store and distribution center were retired in connection with a transaction whereby we took a subordinate position on the remaining bonds we held related to this location.

Financing Activities – Cash provided by financing activities totaled $176 million in 2006 compared with cash used of $29 million in 2005. This net increase in cash was primarily due to the debt issuance of $215 million in February 2006 to support our retail store expansion and the net increase of $14 million in short-term borrowings and inventory financing. Partially offsetting this increase were decreases in time deposits of $16 million.

Grants and Economic Development Bonds

In the past, we have negotiated economic development arrangements relating to the construction of a number of our new retail stores, including free land, monetary grants, and the recapture of incremental sales, property, or other taxes through economic development bonds, with many local and state governments. We design our retail stores to provide exciting tourist and entertainment shopping experiences for the entire family. Our retail stores also employ many people from the local community, draw customer traffic from a broad geographic range, and serve as a catalyst for the opening of additional retail businesses such as restaurants, hotels, and gas stations in the surrounding areas. We believe these factors increase the revenue for the state and the local municipality where the retail store is located, making us a compelling partner for community development and expansion. Where appropriate, we intend to continue to utilize economic development arrangements with state and local governments to offset some of the construction costs and improve the return on investment of our new retail stores.

Grants – We generally have received grant funding in exchange for commitments made by us to the state or local government providing the funding. The commitments, such as assurance of agreed employment and wage levels at our retail stores or that the retail store will remain open, typically phase out over approximately five to 10 years. If we fail to maintain the commitments during the applicable period, the funds we received may have to be repaid or other adverse consequences may arise, which could affect our cash flows and profitability. As of December 29, 2007, the total amount of grant funding subject to a specific contractual remedy was $13 million.

Economic Development Bonds – Through economic development bonds, the state or local government sells bonds to provide funding for land acquisition, readying the site, building infrastructure and related eligible expenses associated with the construction and equipping of our retail stores. In the past, we have primarily been the sole purchaser of these bonds. The bond proceeds that are received by the governmental entity are then used to fund the construction and equipping of new retail stores and related infrastructure development. While purchasing these bonds involves an initial cash outlay by us in connection with a new store, some or all of these costs can be recaptured through the repayments of the bonds. The payments of principal and interest on the bonds are typically tied to sales, property, or lodging taxes generated from the store and, in some cases, from businesses in the surrounding area, over periods which range between 20 and 30 years. In addition, some of the bonds that we have purchased may be repurchased for par value by the governmental entity prior to the maturity date of the bonds. However, the governmental entity from which we purchase the bonds is not otherwise liable for repayment of principal and interest on the bonds to the extent that the associated taxes are insufficient to pay the bonds.

After purchasing the bonds, we typically record them on our consolidated balance sheet classified as "available for sale" and value them based upon management's projections of the amount of tax revenue expected to be generated to support principal and interest payments on the bonds. Because of the unique features of each project, there is no independent market data for valuation of these types of bonds. If sufficient tax revenue is not generated by the subject properties, we will not receive scheduled payments and will be unable to realize the full value of the bonds carried on our consolidated balance sheet. As of December 29, 2007, $98 million of economic development bonds were recorded on our consolidated balance sheet.

The negotiation of these economic development arrangements has been important to our retail store expansion in the past, and these arrangements may be an important factor in our retail store expansion strategy in certain locations because they allow us to avoid or recapture a portion of the costs involved with opening a new store.

Securitization of Credit Card Loans

Our Financial Services business historically has funded most of its growth in credit card loans through an asset securitization program. Asset securitization is a practice commonly used by credit card issuers to fund credit card loans at attractive rates. The bank enters into asset securitization transactions, which involve the two-tier sale of a pool of credit card loans from the bank to a wholly owned special purpose entity, and from that wholly owned special purpose entity to a second special purpose entity that is organized as a trust. The trust is administered by an independent trustee. Because the trust qualifies as a "qualified special purpose entity" within the meaning of Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("FAS 140"), its assets and liabilities are not consolidated in our balance sheet in accordance with FAS 140.

The trust issues to outside investors various forms of certificates and notes each of which has an undivided interest in the assets of the trust. The trust pays to the holders of the certificates and notes a portion of future scheduled cash flows under preset terms and conditions, the receipt of which is dependent upon cash flows generated by the underlying performance of the assets of the trust.

We retain a "transferor's interest" in the securitized loans, which ranks equal with the investor certificates and notes; an "interest-only strip," which represent the right to receive excess cash available after repayment of all amounts to the investors; servicing rights; cash reserve accounts in some cases and Class B securities in one of the securitizations. Neither the investors nor the trust have recourse against us beyond the assets of the trust, other than for breaches of certain customary representations, warranties, and covenants and minimum account balance levels which must be maintained to support our retained interests. These representations, warranties, covenants, and the related indemnities do not protect the trust or the outside investors against credit-related losses on the loans.

We record our interest-only strips as an asset at fair value, which is an amount equal to the estimated present value of cash flows to be received by us over the expected outstanding period of the loans. These cash flows essentially represent finance charges and late fees in excess of the amounts paid to certificate and note holders, credit losses, and servicing and administration fees. We use certain valuation assumptions related to the average lives of the loans sold and anticipated credit losses, as well as the appropriate market discount rate, in determining the estimated present value of the interest-only strips. Changes in the average life of the loans sold, discount rate, and credit-loss percentage could adversely impact the actual value of the interest-only strips. Accordingly, actual results could differ materially from the estimates, and changes in circumstances could result in significant future changes to the assumptions currently being used.

Gains on securitization transactions, fair value adjustments, and earnings on our securitizations are included in consolidated revenue in the consolidated statement of income, and the cash reserve accounts, Class B securities, and the interest-only strips are included on our consolidated balance sheet as "retained interests in securitized loans." All of the bank's securitization transactions are currently accounted for as sale transactions. As a result, the loans relating to those pools of assets are not reflected on our consolidated balance sheet, other than our transferor's interest, cash reserve accounts, Class B securities and interest-only strips.

A credit card loan represents a financial asset. Unlike a mortgage or other closed-end loan account, the terms of a credit card account permit a customer to borrow additional amounts and to repay each month an amount the customer chooses, subject to a monthly minimum payment requirement. The credit card account remains open after repayment of the balance and the customer may continue to use it to borrow additional amounts. We reserve the right to change the credit card account terms, including interest rates and fees, in accordance with the terms of the credit card agreement and applicable law. The credit card account is, therefore, separate and distinct from the loan. In a credit card securitization, the credit card account relationships are not sold to the securitization entity. We retain ownership of the credit card account relationship, including the right to change the terms of the credit card account.

We sell our credit card loans in the ordinary course of business through a commercial paper conduit program and longer-term fixed and floating rate securitization transactions. In a conduit securitization, our credit card loans are converted into securities and sold to commercial paper issuers, which pool the securities with those of other issuers. The amount securitized in a conduit structure is allowed to fluctuate within the terms of the facility, which may provide greater flexibility for liquidity needs.

The total amounts and maturities for our credit card securitizations as of December 29, 2007, were as follows:

Series	Type	Initial Amount	Interest Rate	Expected Final Maturity
		(Dollars in Thousands)		
Series 2003-I	Term	$ 300,000 (1)	Floating (1)	January 2008
Series 2004-I	Term	75,000	Fixed	March 2009
Series 2004-II	Term	175,000	Floating	March 2009
Series 2005-I	Term	140,000	Fixed	October 2010
Series 2005-I	Term	110,000	Floating	October 2010
Series 2006-III	Term	250,000	Fixed	October 2011
Series 2006-III	Term	250,000	Floating	October 2011
Series 2006-I	Variable Funding	550,000 (2)	Floating	October 2008

(1) The trust entered into an agreement to convert the floating rate certificate into a fixed rate obligation. On January 18, 2008, the trust completed a $500 million securitization ("Series 2008-I"). This securitization refinanced the $300 million securitization that matured January 2008, with the remainder funding continued growth of the bank's credit card portfolio.

(2) Includes a temporary increase of $200 million that expires in March 2008.

We have been, and will continue to be, particularly reliant on funding from securitization transactions for our Financial Services segment. A failure to renew existing facilities or to add additional capacity on favorable terms as it becomes necessary could increase our financing costs and potentially limit our ability to grow our Financial Services business. Unfavorable conditions in the asset-backed securities markets generally, including the unavailability of commercial bank liquidity support or credit enhancements, such as financial guaranty insurance, could have a similar effect.

Furthermore, poor performance of our securitized credit card loans, including increased delinquencies and credit losses, lower payment rates, or a decrease in excess spreads below certain thresholds, could result in a downgrade or withdrawal of the ratings on the outstanding securities issued in our securitization transactions, cause early amortization of these securities, or result in higher required credit enhancement levels. This could jeopardize our ability to complete other securitization transactions on acceptable terms, decrease our liquidity, and force us to rely on other potentially more expensive funding sources, to the extent available, which would decrease our profitability.

Certificates of Deposit

We utilize certificates of deposit to partially finance the operating activities of our bank. Our bank issues certificates of deposit in a minimum amount of one hundred thousand dollars in various maturities. As of December 29, 2007, we had $161 million of certificates of deposit outstanding with maturities ranging from January 2008 to April 2016 and with a weighted average effective annual fixed rate of 5.01%. Certificate of deposit borrowings are subject to regulatory capital requirements.

Impact of Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three years. We cannot assure, however, that our operating results will not be adversely affected by inflation in the future.

Contractual Obligations and Other Commercial Commitments

The following tables provide summary information concerning our future contractual obligations at the end of 2007.

	2008	2009	2010	2011	2012	Thereafter	Total
				(In Thousands)			
Long-term debt (1)	$ 26,547	$ 26,376	$ 7,990	$ 494	$51,096	$276,943	$ 389,446
Short-term borrowings	100,000	—	—	—	—	—	100,000
Interest payments (2)	19,353	17,994	16,675	16,645	16,615	61,583	148,865
Capital lease obligations	1,003	1,092	1,000	1,000	1,000	23,500	28,595
Operating leases	5,126	5,209	4,944	4,586	4,167	78,398	102,430
Time deposits by maturity	49,219	36,886	37,886	22,200	14,200	200	160,591
Obligations under new store and expansion arrangements (3)	114,558	71,574	1,989	864	4,064	—	193,049
Purchase obligations (4)	461,967	35,111	3,338	684	347	—	501,447
Deferred compensation	344	—	—	—	—	5,035	5,379
Unrecognized tax benefits	—	—	—	—	—	2,000	2,000
Total	$ 778,117	$ 194,242	$73,822	$46,473	$91,489	$447,659	$1,631,802

(1) Includes $51 million owed under our $325 million credit agreement, and $7 million owed under our $15 million credit agreement for operations in Canada. Excludes amounts owed under capital lease obligations.

(2) These amounts do not include estimated interest payments due under our revolving credit facilities because the amount that will be borrowed under these facilities in future years is uncertain.

(3) At December 29, 2007, obligations for new store and expansion arrangements include approximately $180 million of estimated contractual obligations associated with 1) the completion of our 2007 store expansion obligations, 2) two retail stores scheduled to open in 2008 and two in 2009, and 3) certain obligations under economic development bonds. The table does not include any amounts for contractual obligations associated with retail store locations where we are in the process of certain negotiations.

(4) Our purchase obligations relate primarily to purchases of inventory, shipping, and other goods and services in the ordinary course of business under binding purchase orders or contracts. The amount of purchase obligations shown is based on assumptions regarding the legal enforceability against us of purchase orders or contracts we had outstanding at the end of 2007. Under different assumptions regarding our rights to cancel our purchase orders, or different assumptions regarding the enforceability of the purchase orders under applicable laws, the amount of purchase obligations shown in the preceding table would be less.

The following tables provide summary information concerning other commercial commitments at the end of 2007.

	2008
	(In Thousands)
Letters of credit (1)	$46,080
Standby letters of credit (1)	13,516
Revolving line of credit for boat and ATV inventory (2)	7,988
Open account document instructions	6,399
Bank – federal funds (3)	—
Total	$73,983

(1) Our credit agreement allows for maximum borrowings of $325 million including lender letters of credit and standby letters of credit. At December 29, 2007, the total amount available for borrowing under this revolving line of credit, including lender letters of credit and standby letters of credit, was $215 million. Our credit agreement for operations in Canada is for $15 million, with $8 million available for borrowing at December 29, 2007.

(2) The line of credit for boat and ATV financing is limited by the aforementioned $325 million revolving line of credit to $50 million of secured collateral.

(3) The maximum amount that can be borrowed on the federal funds agreements is $85 million.

Off-Balance Sheet Arrangements

Operating Leases – We lease various items of office equipment and buildings. Rent expense for these operating leases is recorded in selling, distribution, and administrative expenses in the consolidated statements of income. Future obligations are shown in the preceding contractual obligations table.

Credit Card Limits – The bank bears off-balance sheet risk in the normal course of its business. One form of this risk is through the bank's commitment to extend credit to cardholders up to the maximum amount of their credit limits. The aggregate of such potential funding requirements totaled $12 billion above existing balances as of December 29, 2007. These funding obligations are not included on our consolidated balance sheet. While the bank has not experienced, and does not anticipate that it will experience, a significant draw down of unfunded credit lines by its cardholders, a significant draw down would create a cash need at the bank which likely could not be met by our available cash and funding sources. The bank has the right to reduce or cancel these available lines of credit at any time.

Securitizations – All of the bank's securitization transactions have been accounted for as sales transactions and the credit card loans relating to those pools of assets are not reflected in our consolidated balance sheet.

Critical Accounting Policies and Use of Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America which requires management to make estimates and judgments that affect amounts reported in the consolidated financial statements and accompanying notes. Management has discussed the development, selection, and disclosure of critical accounting policies and estimates with the Audit Committee of Cabela's Board of Directors. While our estimates and assumptions are based on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from our estimates and assumptions. Our estimation processes contain uncertainties because they require management to make assumptions and apply judgment to make these estimates. Should actual results be different than our estimates, we could be exposed to gains or losses from differences that are material.

For a summary of our significant accounting policies, please refer to Note 1 of our consolidated financial statements. We believe the accounting policies discussed below are our accounting policies that are the most critical to understanding our consolidated financial statements.

Merchandise Revenue Recognition

Revenue is recognized on our Internet and catalog sales when merchandise is delivered to customers at the point of delivery, with the point of delivery based on our estimate of shipping time from our distribution centers to the customer. We recognize reserves for estimated product returns based upon our historical return experience and expectations. Sales of gift certificates and gift cards ("gift instruments") are recorded in revenue when the gift instruments are redeemed in exchange for merchandise and as a liability prior to redemption. Had our estimate of merchandise in-transit to customers and our estimate of product returns been different by 10%, our operating income would have been higher or lower by approximately $2 million. We record breakage on gift instruments (gift instruments never presented for merchandise) as revenue when the probability of redemption is remote. Had our estimate of breakage on our recorded liability for gift instruments been different by 1% of the recorded liability at the end of 2007, our operating income would have been higher or lower by approximately $11 million.

Inventories

We estimate provisions for inventory shrinkage, damaged goods returned values, and obsolete and slow-moving items based on historical loss and product performance statistics and future merchandising objectives. While we do not believe there is a reasonable likelihood there will be a material change in the future impacting these estimates, actual losses can be higher or lower based on future merchandising decisions and retail economic trends. Had our estimated inventory reserves been different by 10% at the end of 2007, our cost of sales would have been higher or lower by approximately $1 million.

Catalog Costs

Deferred catalog costs consist of incremental internal and third-party direct costs incurred in the development, production, and circulation of our direct mail catalogs, composed principally of creative design, prepress/production, paper, printing, postal, and mailing costs. Deferred catalog costs are amortized over their expected period of future benefit or twelve months, whichever is shorter, based upon sales forecasts developed using historical sales for similar catalog offerings. Deferred catalog expenses are evaluated for recoverability at each reporting period by comparing the carrying amount associated with each catalog to actual sales data and to projected future cash flows. Had our amortization estimate of deferred catalog costs been different by 10% for 2007, our catalog costs expense would have been higher or lower by approximately $3 million.

Economic Development Bonds

We record economic development bonds based on estimates of the discounted future cash payments to be received under these bonds. These estimates are also the basis for our recognition of deferred grant revenue to be received under the economic development grants as an offset to construction costs which is amortized over the asset lives of the development. These cash flow estimates are dependent on property and/or sales tax collections derived from our operations, and potentially other businesses, some of which may be in the development stage. Had our fair value estimates been lower by 10% as of the end of 2007, the value of economic development bonds reflected in our consolidated financial statements would have been approximately $9 million less with the unrealized loss reflected in comprehensive income (loss) if the loss was deemed to be temporary. Any declines in the fair value of held-to-maturity and available-for-sale economic development bonds below cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Asset Securitization

We securitize the majority of our credit card loans, and recognize gains or losses on the sales, as well as record certain retained interests including seller's transferor's interest, interest only strips, and cash reserve accounts, which are all subject to significant valuation assumptions. The interests in securitized receivables, including the transferor's interest, interest only strips, and cash reserve accounts, are reported at fair value or cost in the consolidated balance sheets. Certain estimates used in the determinations of gains on sales, and the related fair values of the asset accounts, are influenced by factors outside of our control, and as a result, such estimates could materially change in the near term. On a quarterly basis, we review and adjust, as appropriate, the assumptions and estimates used in determining the fair value of the related accounts recognized in connection with the our securitization transactions. If these assumptions change, or actual results differ from projected results, asset balances and securitization income would be affected. If we had made different assumptions for the periods covered by the consolidated financial statements, our financial position and results of operations could have differed materially.

Certain of these assumptions and estimates will change in the future with changes in market and economic conditions. For example, rates paid to investors, as well as projected interest income, are primarily variable rates which change with market interest rate changes, and loan payment rates could fluctuate based on general economic conditions. Changes in these factors may result in future estimates of the excess spread and payment rates being materially different from the estimates used in 2007. Refer to Note 4 for the sensitivity analysis of the current fair value of retained interests and the impact on fair value from an immediate adverse change of 10% and 20% in the key economic assumptions used to determine fair value.

Recent Accounting Standards and Pronouncements

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements* ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. FAS 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, or beginning in 2008 for us. We have evaluated the impact of this statement to us, and we do not believe that the adoption of the provisions of this statement will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* ("FAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We evaluated the provisions of this statement and did not elect to adopt the fair value option on any financial instruments or other items held by us on December 29, 2007.

In December 2007, the FASB issued FAS No. 141R, *Business Combinations* ("FAS 141R), which replaces FAS No. 141. FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. This statement applies prospectively to all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FAS 141R will be applicable to us beginning in 2009.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51* ("FAS 160"). This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, including interim periods. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to interest rate risk through our bank's operations and, to a lesser extent, through our merchandising operations. We also are exposed to foreign currency risk through our merchandising operations.

Financial Services Interest Rate Risk

Interest rate risk refers to changes in earnings or the net present value of assets and off-balance sheet positions, less liabilities (termed "economic value of equity") due to interest rate changes. To the extent that interest income collected on managed credit card loans and interest expense do not respond equally to changes in interest rates, or that rates do not change uniformly, securitization earnings and economic value of equity could be affected. Our net interest income on managed credit card loans is affected primarily by changes in short term interest rate indices such as London Inter-Bank Offered Rate ("LIBOR") and the prime rate. The variable rate credit card loans are indexed to the prime rate. Securitization certificates and notes are indexed to LIBOR-based rates of interest and are periodically repriced. Certificate of deposits are priced at the current prevailing market rate at the time of issuance. We manage and mitigate our interest rate sensitivity through several techniques, but primarily by modifying the contract terms with our cardholders, including interest rates charged, in response to changing market conditions. Additional techniques we use include managing the maturity, repricing, and distribution of assets and liabilities by issuing fixed rate securitization certificates and notes, and by entering into interest rate swaps to hedge our fixed rate exposure from interest strips. The table below shows the mix of our credit card account balances at the years ended:

	2007	2006	2005
As a percentage of total balances outstanding:			
Balances carrying interest rate based upon the national prime lending rate	61.1%	60.2%	58.0%
Balances carrying an interest rate of 9.99%	3.1	3.3	3.0
Balances carrying an interest rate of 0.00%	0.3	0.1	0.1
Balances not carrying interest because their previous month's balance was paid in full	35.5	36.4	38.9
	100.0%	100.0%	100.0%

Charges on the credit cards issued by our Financial Services segment are priced at a margin over the defined national prime lending rate, subject to certain interest rate floors. However, purchases of Cabela's merchandise, certain other charges, and balance transfer programs are financed at a fixed interest rate of 9.99%. Together, the balances on these credit cards represent 64.2% of total balances outstanding at the end of 2007. No interest is charged if the account is paid in full within 20 days of the billing cycle, which represent 35.5% of total balances outstanding. Credit card balances with a zero percentage interest rate have increased over prior years due to an increase in promotional merchandise offers.

Management has performed an interest rate gap analysis to measure the effects of the timing of the repricing of our interest sensitive assets and liabilities. Based on this analysis, we believe that if there had been an immediate 100 basis point, or 1.0%, increase in the market rates for which our assets and liabilities are indexed during the next twelve months, our projected operating results would not be materially affected. Management also has performed a projected interest rate gap analysis for the same future twelve month period to measure the effects of a change in the spread between the prime interest rate and the LIBOR interest rate. Based on this analysis, we believe that an immediate spread decrease of 50 basis point, or 0.5%, would cause a pre-tax decrease to income of $5 million, and an immediate spread increase of 50 basis points would cause a pre-tax increase to income of $7 million on our Financial Services segment over the next twelve months, which could have a material effect on our operating results.

Merchandising Business Interest Rate Risk

One of our economic development bond agreements, priced at a variable interest rate, had a portion of those bonds retired in June 2006, and the interest rates were renegotiated. The remaining $43 million of these particular economic development bonds were redeemed in full in April 2007.

The interest payable on our line of credit is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt increased 1.0%, our interest expense and results from operations and cash flows would not be materially affected.

Foreign Currency Risk

We purchase a significant amount of inventory from vendors outside of the United States in transactions that are primarily U. S. dollar transactions. A small percentage of our international purchase transactions are in currencies other than the U. S. dollar. Any currency risks related to these transactions are immaterial to us. A decline in the relative value of the U. S. dollar to other foreign currencies could, however, lead to increased merchandise costs. For our retail store in Canada, we intend to fund all transactions in Canadian dollars, and we will utilize our unsecured revolving credit agreement for $14.9 million to fund such operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	51
CONSOLIDATED FINANCIAL STATEMENTS:	
Consolidated Statements of Income	52
Consolidated Balance Sheets	53
Consolidated Statements of Cash Flows	54
Consolidated Statements of Stockholders' Equity	55
Notes to Consolidated Financial Statements	56

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cabela's Incorporated and Subsidiaries
Sidney, Nebraska

We have audited the accompanying consolidated balance sheets of Cabela's Incorporated and Subsidiaries (the "Company") as of December 29, 2007 and December 30, 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 29, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cabela's Incorporated and Subsidiaries as of December 29, 2007 and December 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 26, 2008

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Dollars in Thousands Except Earnings Per Share)

	Fiscal Years		
	2007	2006	2005
Revenue:			
Merchandise sales	$ 2,173,995	$ 1,908,801	$ 1,664,272
Financial services revenue	159,335	137,423	105,831
Other revenue	16,269	17,300	29,558
Total revenue	2,349,599	2,063,524	1,799,661
Cost of revenue:			
Merchandise costs	1,376,691	1,199,851	1,044,028
Cost of other revenue	1,695	4,548	20,294
Total cost of revenue (exclusive of depreciation and amortization)	1,378,386	1,204,399	1,064,322
Selling, distribution, and administrative expenses	820,121	715,380	620,376
Operating income	151,092	143,745	114,963
Interest (expense) income, net	(18,778)	(16,126)	(10,256)
Other non-operating income, net	6,913	9,637	10,663
Income before provision for income taxes	139,227	137,256	115,370
Provision for income taxes	51,348	51,471	42,801
Net income	$ 87,879	$ 85,785	$ 72,569
Basic net income per share	$ 1.34	$ 1.32	$ 1.12
Diluted net income per share	$ 1.31	$ 1.29	$ 1.10
Basic weighted average shares outstanding	65,744,077	65,221,339	64,668,973
Diluted weighted average shares outstanding	67,275,531	66,643,856	66,268,374

Refer to notes to consolidated financial statements.

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Dollars in Thousands Except Par Values)

	December 29, 2007	December 30, 2006
ASSETS		
CURRENT		
Cash and cash equivalents	$ 131,182	$ 172,903
Accounts receivable, net of allowance for doubtful accounts of $1,851 and $1,932	46,857	37,812
Credit card loans, net of allowances of $1,197 and $699	191,893	152,683
Inventories	608,159	484,414
Prepaid expenses and other current assets	116,297	106,409
Total current assets	1,094,388	954,221
Property and equipment, net	904,052	600,065
Land held for sale or development	34,802	20,947
Retained interests in securitized loans	51,777	39,033
Economic development bonds	98,035	117,360
Other assets	29,776	19,604
Total assets	$ 2,212,830	$ 1,751,230
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT		
Accounts payable, including unpresented checks of $11,340 in 2007	$ 281,391	$ 239,285
Gift certificates, and credit card and loyalty rewards programs	184,257	144,210
Accrued expenses	139,510	133,399
Time deposits	49,219	33,401
Short-term borrowings of financial services subsidiary	100,000	6,491
Current maturities of long-term debt	26,785	26,803
Income taxes payable	34,341	17,267
Deferred income taxes	15,601	17,978
Total current liabilities	831,104	618,834
Long-term debt, less current maturities	376,600	284,579
Long-term time deposits	111,372	68,795
Deferred income taxes	31,113	30,440
Other long-term liabilities	34,082	14,724
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value; Authorized – 10,000,000 shares; Issued – none	—	—
Common stock, $0.01 par value:		
Class A Voting, Authorized – 245,000,000 shares; Issued – 65,888,384 and 59,556,431 shares	659	596
Class B Non-voting, Authorized – 245,000,000 shares; Issued – none and 5,807,305 shares	—	58
Additional paid-in capital	257,351	247,741
Retained earnings	571,272	485,148
Accumulated other comprehensive income (loss), net	(723)	315
Total stockholders' equity	828,559	733,858
Total liabilities and stockholders' equity	$ 2,212,830	$ 1,751,230

Refer to notes to consolidated financial statements.

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In Thousands)

	Fiscal Years 2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 87,879	$ 85,785	$ 72,569
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	59,863	45,559	34,912
Stock based compensation	4,944	3,615	941
Deferred income taxes	(1,077)	24,030	11,308
Other, net	(167)	1,188	(354)
Change in operating assets and liabilities, net of business acquisition:			
Accounts receivable	(8,425)	(11,506)	(3,803)
Originations of credit card loans held for sale	(378,186)	(325,382)	(250,671)
Proceeds from securitizations of credit card loans	336,000	267,000	237,000
Retained interests in securitized loans	(11,244)	(12,818)	(6,492)
Inventories	(119,051)	(87,779)	(83,633)
Prepaid expenses and other current assets	(10,964)	(14,974)	(22,697)
Land held for sale or development	(10,379)	602	5,554
Accounts payable and accrued expenses	9,756	73,936	63,243
Gift certificates, and credit card and loyalty rewards programs	39,789	23,090	23,878
Other long-term liabilities	15,926	(3,269)	(2,329)
Income taxes payable	17,164	(14,120)	(6,862)
Net cash derived from operating activities	31,828	54,957	72,564
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property and equipment additions	(335,644)	(179,238)	(194,659)
Proceeds from dispositions of property and equipment	3,931	—	—
Purchases of economic development bonds	(36,223)	(23,397)	(65,077)
Proceeds from retirements and maturities of economic development bonds	45,427	54,065	66,188
Purchases of short-term investments	—	(131,225)	(21,000)
Proceeds from sales or maturities of short-term investments	—	131,225	145,250
Change in credit card loans receivable, net	1,228	(5,308)	(7,479)
Acquisition, net of cash acquired	(9,277)	—	—
Other investing changes, net	(935)	9,182	(3,840)
Net cash used in investing activities	(331,493)	(144,696)	(80,617)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Change in unpresented checks net of bank balance	11,340	(21,652)	(13,001)
Change in time deposits, net	58,395	(7,292)	8,829
Changes in short-term borrowings of financial services subsidiary, net	93,509	6,491	—
Borrowings on revolving credit facilities and inventory financing	510,939	391,589	554,137
Repayments on revolving credit facilities and inventory financing	(454,757)	(383,203)	(553,116)
Issuances of long-term debt	60,800	215,000	—
Payments on long-term debt	(27,008)	(29,093)	(28,326)
Exercise of employee stock options	3,978	3,832	2,519
Other financing changes, net	748	47	—
Net cash provided by (used in) financing activities	257,944	175,719	(28,958)
Net change in cash and cash equivalents	(41,721)	85,980	(37,011)
Cash and cash equivalents, at beginning of year	172,903	86,923	123,934
Cash and cash equivalents, at end of year	$ 131,182	$ 172,903	$ 86,923

Refer to notes to consolidated financial statements.

CABELA'S INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in Thousands)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, beginning of 2005	64,568,180	$646	$236,198	$326,794	$ 2,716	$566,354
Comprehensive income:						
Net income	—	—	—	72,569	—	72,569
Unrealized loss on economic development bonds, net of taxes of $1,428	—	—	—	—	(2,584)	(2,584)
Derivative adjustment, net of taxes of $88	—	—	—	—	(158)	(158)
Total comprehensive income						69,827
Stock based compensation	—	—	941	—	—	941
Employee stock purchase plan issuances	106,897	1	1,772	—	—	1,773
Exercise of employee stock options	89,377	1	745	—	—	746
Tax benefit on employee stock option exercises	—	—	212	—	—	212
BALANCE, end of 2005	64,764,454	648	239,868	399,363	(26)	639,853
Comprehensive income:						
Net income	—	—	—	85,785	—	85,785
Unrealized gain on economic development bonds, net of taxes of $187	—	—	—	—	311	311
Derivative adjustment, net of taxes of $19	—	—	—	—	30	30
Total comprehensive income						86,126
Stock based compensation	—	—	3,462	—	—	3,462
Employee stock purchase plan issuances	101,336	1	1,643	—	—	1,644
Exercise of employee stock options	497,946	5	2,183	—	—	2,188
Tax benefit on employee stock option exercises	—	—	585	—	—	585
BALANCE, end of 2006	65,363,736	654	247,741	485,148	315	733,858
Cumulative effect adjustment to adopt FIN 48	—	—	—	(1,755)	—	(1,755)
Comprehensive income:						
Net income	—	—	—	87,879	—	87,879
Unrealized loss on economic development bonds, net of taxes of $659	—	—	—	—	(1,098)	(1,098)
Derivative adjustment, net of taxes of $32	—	—	—	—	53	53
Foreign currency translation adjustment					7	7
Total comprehensive income						86,841
Stock based compensation	—	—	4,465	—	—	4,465
Exercise of employee stock options	524,648	5	3,973	—	—	3,978
Tax benefit on employee stock option exercises	—	—	1,172	—	—	1,172
BALANCE, end of 2007	65,888,384	$659	$257,351	$571,272	$ (723)	$828,559

Refer to notes to consolidated financial statements.

(Dollars in Thousands Except Share and Per Share Amounts)

1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business – Cabela's Incorporated is a retailer of hunting, fishing, and outdoor gear, offering products through retail stores, the Internet, and regular and special catalog mailings. Cabela's operates 27 retail stores, 26 located in 19 states and one located in Winnipeg, Manitoba. World's Foremost Bank ("WFB" or "bank"), a wholly-owned subsidiary of Cabela's, is a limited purpose bank formed under the Competitive Equality Banking Act of 1987. The lending activities of WFB are limited to credit card lending and its deposit issuance is limited to time deposits of at least one hundred thousand dollars.

Principles of Consolidation – The consolidated financial statements include the accounts of Cabela's Incorporated and its wholly-owned subsidiaries ("Cabela's," "Company," "we," "our," or "us"). All material intercompany accounts and transactions have been eliminated in consolidation.

Reporting Year – Our fiscal year ends on the Saturday nearest to December 31. Unless otherwise stated, the fiscal years referred to in the notes to these consolidated financial statements are the 52 weeks ended December 29, 2007 ("2007" or "year ended 2007"), the 52 weeks ended December 30, 2006 ("2006" or "year ended 2006"), and the 52 weeks ended December 31, 2005 ("2005" or "year ended 2005"). The year-end of WFB is December 31.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications – We reclassified an accrued interest receivable totaling $5,864 associated with our economic development bonds from accounts receivable to other current assets in the 2006 consolidated balance sheet to conform to the current year presentation. The corresponding line items in the consolidated statements of cash flows were also reclassified and there was no change in the total of net cash used in operating activities for 2006. Total current assets were not affected by this reclassification and there was no impact on cash flows or covenant provisions.

Revenue Recognition – Revenue is recognized for retail store sales at the time of the sale in the store and for Direct sales when the merchandise is delivered to the customer. We record a reserve for estimated product returns based on our historical returns experience. Shipping fees charged to customers are included in net revenue and shipping costs are included in cost of revenue. Revenue from the sale of gift certificates and gift cards ("gift instruments") is recognized in revenue when the gift instruments are redeemed for merchandise or services. We record gift instrument breakage as revenue when the probability of redemption is remote. Our gift instrument liability at the end of 2007 and 2006 was $113,302 and $86,974, respectively. WFB recognizes gains on sales of credit card loans as these loans are securitized and sold. Interchange income is earned when a charge is made to a customer's account.

Credit Card Interest and Fees – Financial Services revenue includes credit card interest and fees relating to late payments, over limit, returned check, and cash advance transactions. These fees are assessed according to the terms of the related cardholder agreements and recognized as revenue when charged to the cardholders' accounts. Interest and fees are accrued in accordance with the terms of the applicable cardholder agreement on credit card loans until the date of charge-off. Charge-offs are typically recorded when accounts are, at a minimum, 130 days contractually delinquent. Accounts relating to cardholder bankruptcies, cardholder deaths, and fraudulent transactions are charged off earlier. Prior to 2007, our policy was to charge-off accounts on the 24th day of the month after an account became 115 days contractually past due, except in the case of cardholder bankruptcies, cardholder deaths, and fraudulent transactions, which were charged off earlier. Interest income is accrued on accounts that carry a balance from the statement date through the end of the month.

(Dollars in Thousands Except Share and Per Share Amounts)

Cost of Revenue and Selling, Distribution, and Administrative Expenses – Our cost of revenue primarily consists of merchandise acquisition costs, including freight-in costs, as well as shipping costs. Our selling, distribution, and administrative expenses consist of the costs associated with selling, marketing, warehousing, retail store replenishment, and other operating expense activities. All depreciation and amortization expense is associated with selling, distribution, and administrative activities, and accordingly, is included in this same category on the consolidated statement of operations.

Cash and Cash Equivalents – Cash equivalents include commercial paper and other investments that are readily convertible into cash and have original maturities of three months or less, and credit card and debit card receivables from other banks, which settle within one to four business days. Receivables from other banks totaled $9,711 and $10,050 at the end of 2007 and 2006, respectively. Unpresented checks, net of available cash bank balances, are classified as current liabilities. Cash and cash equivalents of WFB were $123,163 and $52,830 at the end of 2007 and 2006, respectively. Due to regulatory restrictions on our bank, we are restricted from using cash held by WFB for non-banking operations.

Securitization of Credit Card Loans – WFB sells the majority of its credit card loans to a securitization trust and recognizes related gains or losses as a component of securitization income in Financial Services revenue. Credit card loans classified as held for sale, which includes WFB's transferor's interest in securitized credit card loans, are carried at the lower of cost or market. Net unrealized losses, if any, are recognized in income through a valuation allowance. Although WFB continues to service the underlying credit card accounts and maintains the customer relationships, these securitization transactions are treated as sales and the securitized loans are not included in our consolidated balance sheet. Gains or losses are recognized at the time of sale, and depend, in part, on the carrying amount assigned to the credit card loans sold, which is allocated between the assets sold and retained interest based on their relative fair values at date of transfer. For 2007, 2006 and 2005, WFB recognized gains on sales totaling $22,740, $17,410 and $17,020, respectively. A servicing asset or liability is not recognized as WFB receives adequate compensation relative to current market servicing rates.

WFB retains certain interests in securitized loans, including a transferor's interest, interest-only strips, servicing rights, and in some cases, cash reserve accounts, and Class B securities. For interest-only strips, the Company estimates related fair values based on the present value of future expected cash flows using assumptions for credit losses, payment rates, and discount rates commensurate with the risks involved. WFB retains the rights to remaining cash flows (including interchange fees) after the other costs of the trust are paid. However, future expected cash flows for valuation of the interest-only strips do not include interchange income since interchange income is earned only when a charge is made to a customer's account. Interchange income on securitized credit card loans is reflected as a component of securitization income included in Financial Services revenue.

WFB is required to maintain a cash reserve account under certain securitization programs. In addition, WFB owns Class B securities from one of the securitizations. The fair value of the cash reserve accounts are estimated by discounting future cash flows using a rate reflecting the risks commensurate with similar types of instruments. For the Class B securities, fair value approximates the book value of the underlying loans. Interest-only strips are recorded at fair value with fair value changes recorded to income.

Inventories – Inventories are stated at the lower of cost or market. Effective December 31, 2006, we changed our method for valuing inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. The effect of this change was not material to our consolidated financial statements for 2007, 2006, or 2005. Refer to Note 2 for additional information on this change.

All inventories are finished goods. The shrink reserve, estimated based on cycle counts and physical inventories, was $6,875 and $3,193 at the end of 2007 and 2006, respectively. The reserves for returns of damaged goods, obsolescence, and slow-moving items, estimated based upon historical experience, inventory aging, and specific identification, were $6,805 and $5,862 at the end of 2007 and 2006, respectively.

(Dollars in Thousands Except Share and Per Share Amounts)

Vendor Allowances – Vendor allowances include price allowances, volume rebates, store opening costs reimbursements, and advertising reimbursements received from vendors under vendor contracts. Vendor merchandise allowances are recognized as a reduction of the costs of merchandise as sold. Vendor reimbursements of costs are recorded as a reduction to expense in the period the related cost is incurred based on actual costs incurred. Any cost reimbursements exceeding expenses incurred are recognized as a reduction of the cost of merchandise sold. Volume allowances may be estimated based on historical purchases and estimates of projected purchases.

Deferred Catalog Costs and Advertising – Advertising production costs are expensed as the advertising occurs except for catalog costs which are amortized over the expected period of benefit estimated at 3 to 12 months after mailing. Unamortized catalog costs totaled $32,569 and $34,869 at the end of 2007 and 2006, respectively. Advertising expense, including catalog costs amortization, and website marketing paid search fees, was $207,373, $191,533 and $170,024 for 2007, 2006 and 2005, respectively. Advertising vendor reimbursements netted in advertising expense above totaled $7,058, $4,546 and $4,783 for 2007, 2006 and 2005, respectively.

Store Pre-opening Expenses – Non-capital costs associated with the opening of new stores is expensed as incurred.

Property and Equipment – Property and equipment are stated at cost. Depreciation and amortization are provided over the estimated useful lives of the assets, including assets held under capital leases, on a straight-line basis. Leasehold improvements are amortized over the lease term or, if shorter, the useful lives of the improvements. Assets held under capital lease agreements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. The costs of major improvements that extend the useful life of an asset are capitalized. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Capitalized interest on projects during the construction period totaled $4,069 and $355, for 2007 and 2006, respectively. Costs related to internally developed software are capitalized and amortized on a straight-line basis over their estimated useful lives.

Intangible Assets – Intangible assets, recorded in other assets, include deferred financing costs, non-compete agreements, and goodwill. At the end of 2007 and 2006, intangible assets totaled $8,123 and $3,172, net of accumulated amortization of $4,509 and $3,847, respectively. Intangible assets, excluding goodwill, are amortized over three to 17 years. Amortization expense for these intangible assets for the next five years is estimated to approximate $744 (2008), $743 (2009), $739 (2010), $606 (2011) and $392 (2012).

On September 27, 2007, we purchased the net assets, and assumed certain liabilities, of an outdoors specialty retailer located in Winnipeg, Manitoba, totaling $11,162. The purchase price has been allocated to tangible and identifiable assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the purchase price over the fair value of the net assets acquired was recorded as goodwill of $3,505. We recorded goodwill related to this acquisition based on expected future economic benefits as this acquisition will serve as our platform for expansion into Canada. Results of operations for this acquisition for the last three months of 2007 are included in our consolidated income statement.

Land Held for Sale or Development – Proceeds from the sale of land from development activities are recognized in other revenue and the corresponding costs of land sold are recognized in other costs of revenue.

Government Economic Assistance – When we construct a new retail store or retail development, we may receive economic assistance from local governments to fund a portion or all of our associated capital costs. This assistance typically comes in the form of cash and/or land grants and has been typically funded by the local government through proceeds from the sale of economic development bonds. We have historically purchased the majority of the bonds associated with our developments. Cash grants are made available to fund land, retail store construction, and/or development infrastructure costs. Economic development bonds are typically repaid through sales and/or property taxes generated by the retail store and/or within a designated development area. Cash and land

(Dollars in Thousands Except Share and Per Share Amounts)

grants are recognized as deferred grant income as a reduction to the costs, or recognized fair value in the case of land grants, of the associated property and equipment. Deferred grant income is amortized to earnings, as a reduction of depreciation expense, over the average estimated useful life of the associated assets.

Deferred grant income estimates, and their associated present value, are updated quarterly. These estimates are determined when estimation of the fair value of associated economic development bonds are performed if there are related bond investments. When it is determined that recorded amounts will not be recovered through projected discounted cash flows, an adjustment is made to reduce deferred grant income, and accumulated amortization on the deferred grant at that point in time is reversed as an increase to depreciation expense.

We may agree to guarantee deficiencies in tax collections which fund the repayment of economic development bonds. We guaranteed an economic development bond totaling $3,695 and $3,960 at the end of years 2007 and 2006, respectively. As of December 29, 2007, cash flow projections reflect that any payments required by us under these guarantees would not have a material impact on our financial position, results of operations, or liquidity.

Land grants typically include land associated with the retail store and may include other land for sale and further development. Land grants are recognized at the fair value of the land on date of grant. Deferred grant income on land grants is recognized as a reduction to depreciation expense over the estimated life of the related assets of the developments. In 2007, we received land under land grants with a fair value of $19,000.

Certain grants contain covenants we are required to comply with regarding minimum employment levels, maintaining retail stores in certain locations, and maintaining office facilities in certain locations. For these grants we recognize grant revenue as the milestones associated with the grant are met. For 2007 and 2006, we were in compliance with all material requirements under these grants.

Economic Development Bonds – Economic development bonds ("bonds") issued by state and local municipalities that management has the intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Other bonds are classified as available-for-sale and valued at their fair value. Fair values of bonds are estimated using discounted cash flow projections based on available market interest rates and management estimates including the estimated amounts and timing of expected future tax payments to be received by the municipalities under development zones. These fair values do not reflect any premium or discount that could result from offering these bonds for sale or through early redemption, or any related income tax impact. Declines in the fair value of held-to-maturity and available-for-sale economic development bonds below cost that are deemed to be other than temporary are reflected in earnings.

Credit Card and Loyalty Rewards Programs – Cabela's CLUB Visa cardholders receive Cabela's points based on the dollar amounts of transactions through WFB issued credit cards which may be redeemed for Cabela's products and services. Points may also be awarded for special promotions for the acquisition and retention of accounts. The dollar amount of related points are accrued as earned by the cardholder and recorded as a reduction in Financial Services revenue. In addition to the WFB issued credit cards, customers receive points for purchases at Cabela's from various loyalty programs. The dollar amount of unredeemed credit card points and loyalty points was $70,955 and $57,159 at the end of 2007 and 2006, respectively. The total cost incurred of all credit card rewards and loyalty programs was $109,619, $90,096, and $72,992 for 2007, 2006 and 2005, respectively.

Income Taxes – The Company files consolidated federal and state income tax returns with its wholly-owned subsidiaries. The consolidated group follows a policy of requiring each entity to provide for income taxes in an amount equal to the income taxes that would have been incurred if each were filing separately. We recognize deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of our assets and liabilities. We establish valuation allowances if we believe it is more likely than not that some or all of our deferred tax assets will not be realized.

(Dollars in Thousands Except Share and Per Share Amounts)

Stock-Based Compensation – We adopted the provisions of FAS No. 123 (revised 2004), *Share-Based Payment ("FAS 123R")*, on January 1, 2006, using the modified prospective transition method. Prior to January 1, 2006, we accounted for stock-based payments under the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. Effective January 1, 2006, we also adopted FASB Staff Interpretation FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effect of Share-Based Payment Awards*, relating to transitional guidance on determining and reporting excess tax benefits from stock options exercised.

Under FAS 123R, we recognize compensation expense as follows. For equity awards issued after January 1, 2006, compensation expense is estimated based on grant date fair value on a straight-line basis over the requisite service period. For awards granted prior to, but not yet vested as of January 1, 2006, we estimated compensation expense based on the grant date fair value estimated under the provisions of APB Opinion No. 25. Costs associated with all awards are included in compensation expense as a component of selling, distribution, and administrative expenses.

Financial Instruments and Credit Risk Concentrations – Financial instruments which may subject us to concentrations of credit risk are primarily cash, investments, and accounts receivable. We invest primarily in money market accounts, tax-free municipal bonds, or commercial paper, with short-term maturities, limiting the amount of credit exposure to any one entity. Concentrations of credit risk on accounts receivable are limited due to the nature of our receivables.

Fair Value of Financial Instruments – The carrying amount of cash and cash equivalents, receivables, credit card loans held for sale, retained interests in asset securitizations, accounts payable, short-term borrowings, notes payable to banks, and accrued expenses approximate fair value because of the short maturity of these instruments. The fair values of our long-term debt instruments are based on the amount of future cash flows associated with each instrument discounted using current borrowing rates for similar debt instruments of comparable maturity. Time deposits are pooled in homogeneous groups, and the future cash flows of those groups are discounted using current market rates offered for similar products for purposes of estimating fair value.

Derivatives – We use derivatives for the purpose of hedging our exposure to changes in interest rates and foreign currency exchange rates. The fair value of each derivative is recognized in the consolidated balance sheets within current assets or current liabilities. For derivatives designated as a hedge and used to hedge an anticipated transaction, changes in the fair value of the derivatives are deferred in the consolidated balance sheets within accumulated other comprehensive income (loss) to the extent the hedge is effective in mitigating the exposure to the related anticipated transaction. Any ineffectiveness associated with the hedge is recognized immediately in earnings. Amounts deferred within accumulated other comprehensive income (loss) are recognized in the consolidated income statements in the same period during which the hedged transaction affects earnings. For derivatives that do not qualify for hedge accounting, changes in fair values are recognized immediately in earnings.

Comprehensive Income – Comprehensive income consists of net income, derivative adjustments, unrealized gains and losses on available-for-sale economic development bonds, and foreign currency translation adjustments, net of related income taxes.

Currency Translation – Assets and liabilities of our Canadian operations are translated into U. S. dollars at currency exchange rates in effect at the end of a reporting period. Gains and losses from translation into U. S. dollars are included in accumulated other comprehensive income (loss) in our consolidated balance sheets. Revenues and expenses are translated at average monthly currency exchange rates.

Earnings Per Share – Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed by dividing net income by the sum of the weighted average number of shares outstanding plus all additional common shares that would have been outstanding if potentially dilutive common share equivalents had been issued. Options exercised prior to vesting for 2006 and 2005 have not been considered in the basic EPS calculation, but are considered in the computation of diluted EPS.

(Dollars in Thousands Except Share and Per Share Amounts)

2. CHANGE IN ACCOUNTING PRINCIPLES

Inventories:

Effective the beginning of 2007, we changed our method for valuing inventories from the LIFO method to the FIFO method. Due to merchandise unit cost increases for new and higher-priced product lines we offer, and because of the market volatility for certain materials in the manufacture of other product lines (primarily firearms and ammunition), we believe this change was preferable as the FIFO method better reflects our inventory at current costs. Further, our adoption of the FIFO method enhances the comparability of our consolidated financial statements by changing to the predominant method utilized in our industry, and reflects the inventory of all of our operations on the same accounting method. The effect of the change did not have a material impact to our consolidated financial statements for the years ended 2007, 2006 and 2005. Because the effect of the change on all periods is not material, no adjustments have been made to our consolidated financial statements to reflect a retrospective application.

At December 30, 2006, $18,697 was included in the current portion of deferred income taxes payable in our consolidated balance sheet related to the book-tax difference resulting from the LIFO method used for income tax purposes. Although the use of the LIFO method under income tax regulations requires conformity of methods for financial reporting purposes, it does allow selection of alternative methods of calculation. Our LIFO calculation for income tax purposes utilizes a simplified LIFO approach which results in a book-tax difference. The change to the FIFO method in the first quarter of 2007 increased the current portion of income taxes payable by $4,674 and reduced the current deferred income tax liability by $4,674. We will incur a cash outlay totaling $18,697 over the next four years since we elected in our 2007 federal income tax return to change our method of accounting for inventory from LIFO to FIFO for income tax purposes.

Uncertainty in Income Taxes:

On December 31, 2006, we adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The recognition threshold requires that we determine whether it is more likely than not that a tax position will be sustained upon examination, and then the position is measured at the largest amount of the benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed on our tax returns that do not meet these recognition and measurement standards.

As a result of adopting FIN 48 we recognized additional liabilities for unrecognized tax benefits of $8,569. Of this amount, $966 after-tax was recorded as a one-time decrease to our beginning retained earnings. The remaining amount was previously accrued under FAS 5, *Accounting for Contingencies*, or FAS 109, *Accounting for Income Taxes*. In addition, we recorded $1,196 before-tax, or $789 after-tax, of accrued interest on the estimated unrecognized tax benefits as a one-time decrease to our beginning retained earnings. The cumulative effect of adopting FIN 48 totaled $1,755 as a decrease to our beginning retained earnings.

(Dollars in Thousands Except Share and Per Share Amounts)

3. ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued FAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. FAS 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, or beginning in 2008 for us. We have evaluated the impact of this statement to Cabela's, and we do not believe that the adoption of the provisions of this statement will have a material impact on our financial position or results of operations.

In February 2007, the FASB issued FAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We evaluated the provisions of this statement and did not elect to adopt the fair value option on any financial instruments or other items held by the Company on December 29, 2007.

In December 2007, the FASB issued FAS No. 141R, *Business Combinations*, which replaces FAS No. 141. FAS 141R establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired and the liabilities assumed. This statement applies prospectively to all business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. FAS 141R will be applicable to us beginning in 2009.

In December 2007, the FASB issued FAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51*. This statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for fiscal years beginning on or after December 15, 2008, including interim periods. We do not believe that the adoption of this statement will have a material effect on our financial position or results of operations.

4. CREDIT CARD LOANS AND SECURITIZATION

WFB has established a trust for the purpose of routinely securitizing and selling credit card loans. WFB maintains responsibility for servicing the securitized loans and receives a servicing fee based on the average outstanding loans in the trust. Servicing fees are paid monthly and reflected as a component of Financial Services revenue. The trust issues commercial paper, long-term bonds, or long-term notes. Variable bonds and notes are priced at a benchmark rate plus a spread. Fixed rate notes are priced on a five-year swap rate plus a spread. WFB retains rights to future cash flows arising after investors have received the return to which they are entitled and after certain administrative costs of operating the trust. This portion of the retained interests is known as interest-only strips and is subordinate to investor's interests. The value of the interest-only strips is subject to credit, payment rate, and interest rate risks on the loans sold. The investors have no recourse to the assets of WFB for failure of debtors to pay. However, as contractually required, WFB establishes certain cash accounts, known as cash reserve accounts, to be used as collateral for the benefit of investors.

(Dollars in Thousands Except Share and Per Share Amounts)

Credit card loans consisted of the following for the years ended:

	2007	2006
Credit card loans held for sale (including transferor's interest of $166,700 and $122,824)	$ 178,258	$ 136,072
Credit card loans receivable, net of allowances of $1,197 and $699	13,635	16,611
Total	$ 191,893	$ 152,683
Composition of credit card loans at year end:		
Loans serviced	$ 2,058,235	$ 1,674,064
Loans securitized and sold to outside investors	(1,850,000)	(1,514,000)
Securitized loans with securities owned by WFB which are classified as retained interests	(12,650)	(4,922)
	195,585	155,142
Less adjustments to market value and allowance for loan losses	(3,692)	(2,459)
Total (including transferor's interest of $166,700 and $122,824)	$ 191,893	$ 152,683
Transferor's interest restricted for repayment of secured borrowing at year end	$ 133,333	$ —
Delinquent loans in the managed credit card loan portfolio at year end:		
30-89 days	14,319	9,589
90 days or more and still accruing	5,835	3,095
Total net charge-offs on the managed credit card loans portfolio for the year ended	33,898	25,199
Annual average credit card loans:		
Managed credit card loans	1,690,543	1,357,671
Securitized credit card loans including transferor's interest	1,656,078	1,325,149
Total net charge-offs as a percentage of annual average managed credit card loans	2.01%	1.86%

Retained Interests:

Retained interests in securitized loans consisted of the following at the years ended:

	2007	2006
Cash reserve account	$11,965	$ 9,638
Interest-only strips	27,162	24,473
Class B securities	12,650	4,922
	$51,777	$39,033

(Dollars in Thousands Except Share and Per Share Amounts)

Key Assumptions:

The following are the key economic assumptions used to estimate the fair value of the interest-only strips resulting from the securitization of credit card loans for the years ended:

	2007	2006
Weighted average payment rates	29.88 to 33.16%	33.05 to 35.27%
Weighted average life in years	0.542 to 0.708	0.542 to 0.625
Weighted average expected credit losses	2.57 to 3.06%	2.59 to 2.96%
Servicing fee	1.25 to 2.00%	1.25 to 2.00%
Discount rate	10.12 to 16.60%	10.37 to 11.39%
Weighted average interest rate paid to investors	5.47 to 5.64%	5.46 to 5.62%

Sensitivity Analysis:

The key economic assumptions used and the sensitivity of the current fair value of retained interests of $51,777 at December 29, 2007, to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Assumption	Impact on Fair Value of an Adverse Change of	
		10%	20%
Weighted average payment rates	29.88%	$ (1,329)	$ (2,562)
Weighted average expected credit losses	3.06	(1,362)	(2,678)
Discount rate	15.60 and 16.60	(257)	(516)
Weighted average interest paid to investors	5.57	(1,320)	(2,640)

The sensitivity analysis is hypothetical and is as of a specific point in time. As a result, these scenarios should be used with caution. As the table indicates, changes in fair value based on 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair values of the retained interests are calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

(Dollars in Thousands Except Share and Per Share Amounts)

Cash Flows from Securitizations:

The following table summarizes the cash flows received from the securitization trust during the years ended:

	2007	2006	2005
Proceeds from new securitizations, net	$ 336,000	$ 267,000	$ 237,000
Collections used by the trust to purchase new balances in revolving credit card securitizations	8,040,206	6,727,177	5,578,746
Servicing fees received	30,077	24,352	19,468
Other cash flows received by the transferor other than servicing fees	188,633	157,259	124,396

Certain restrictions exist related to securitization transactions that protect certificate and note holders against declining performance of the credit card loans. In the event performance declines outside stated parameters and waivers are not granted by certificate holders, note holders and/or credit enhancement providers, a rapid amortization of the certificates and notes could potentially occur. The credit card loans were performing within established guidelines during 2007, 2006 and 2005.

5. PROPERTY AND EQUIPMENT

Property and equipment included the following at the years ended:

	Depreciable Life in Years	2007	2006
Land and improvements	Up to 20	$ 172,582	$ 91,561
Buildings and improvements	7 to 40	470,067	303,600
Furniture, fixtures and equipment	3 to 15	378,050	281,521
Assets held under capital lease	30	14,562	14,363
Property and equipment		1,035,261	691,045
Less accumulated depreciation and amortization		(246,178)	(190,912)
		789,083	500,133
Construction in progress		114,969	99,932
		$ 904,052	$ 600,065

(Dollars in Thousands Except Share and Per Share Amounts)

6. ECONOMIC DEVELOPMENT BONDS

Economic development bonds consisted of the following at the years ended:

	2007			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classified as:				
Available-for-sale	$91,427	$ 9	$(1,299)	$90,137
Held to maturity	7,898	—	—	7,898
	$99,325	$ 9	$(1,299)	$98,035

	2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Classified as:				
Available-for-sale	$105,431	$467	$—	$105,898
Held to maturity	11,462	—	—	11,462
	$116,893	$467	$—	$117,360

The carrying value and fair value of economic development bonds by contractual maturity at the end of 2007 was as follows:

	Available-for-Sale		Held to Maturity
	Cost	Fair Value	Cost and Fair Value
2008	$ 847	$ 759	$ 702
2009	895	755	703
2010	1,183	917	590
2011	1,897	1,079	637
2012	2,531	2,086	686
Thereafter	84,074	84,541	4,580
	$91,427	$90,137	$7,898

At the end of 2007, the fair value of two economic development bonds were determined to be below carrying value, with the decline in fair value deemed to be other than temporary. These fair value adjustments totaling $6,733 reduced the carrying value of the economic development bond portfolio.

Interest earned on the economic development bonds totaled $5,680, $9,574 and $10,549 for 2007, 2006 and 2005, respectively. There were no realized gains or losses in 2007, 2006 or 2005.

(Dollars in Thousands Except Share and Per Share Amounts)

7. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets (current and long-term) consisted of the following at the years ended:

	2007	2006
Prepaid expenses and other current assets:		
Deferred catalog costs	$ 32,569	$ 34,892
Interest and notes receivable	5,520	10,092
Financial Services - Visa interchange funding	31,067	25,524
Financial Services accrued interest and other receivables	34,575	28,254
Other	12,566	7,647
	$ 116,297	$ 106,409
Other assets:		
Goodwill	$ 4,474	$ 969
Intangible assets, net	3,649	2,203
Financial Services deferred financing and new account costs	6,942	7,537
Long-term notes and other receivables	12,382	8,452
Other (2007 balance includes mortgage-backed securities of $1,630, at cost, which approximates fair value)	2,329	443
	$ 29,776	$ 19,604

8. ACCRUED EXPENSES

Accrued expenses consisted of the following at the years ended:

	2007	2006
Accrued employee compensation and benefits	$ 61,519	$ 61,277
Accrued property, sales, and other taxes	17,926	12,223
Deferred revenue and accrued sales returns	27,710	33,482
Accrued interest	6,305	6,025
Accrued credit card fees	6,306	5,502
Other	19,744	14,890
	$ 139,510	$ 133,399

9. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following at the years ended:

	2007	2006
Deferred lease tenant allowances	$ 17,018	$ —
Deferred grant income	9,685	9,550
Deferred compensation	5,379	5,174
FIN 48 unrecognized tax benefits	2,000	—
	$ 34,082	$ 14,724

(Dollars in Thousands Except Share and Per Share Amounts)

10. TIME DEPOSITS

WFB accepts time deposits only in amounts of at least one hundred thousand dollars. All time deposits are interest bearing. The aggregate amount of time deposits by maturity at the end of 2007 was as follows:

2008	$ 49,219
2009	36,886
2010	37,886
2011	22,200
2012	14,200
Thereafter	200
	160,591
Less current maturities	(49,219)
Deposits classified as non-current liabilities	$111,372

For purposes of estimating fair value, time deposits are pooled in homogeneous groups and the future cash flows of those groups are discounted using current market rates offered for similar products. At the end of 2007 and 2006, the carrying amounts of the bank's time deposits were $160,591 and $102,196, respectively, with estimated fair values of $162,939 and $102,739, respectively.

11. REVOLVING CREDIT FACILITIES

We have a credit agreement that provides for a $325,000 unsecured revolving credit facility. Effective August 15, 2007, we entered into an agreement to amend this credit facility - changing the expiration date of the revolving commitment to June 30, 2012, from June 30, 2010; increasing the limit of letters of credit to $200,000 from $150,000; and amending certain covenants. The credit facility may be increased to $450,000, and permits the issuance of up to $200,000 in letters of credit and standby letters of credit, which are applied against the overall credit limit available under the credit facility.

At December 29, 2007, the principal amount outstanding under this credit agreement totaled $50,576 and the average principal balance outstanding during 2007 was $66,840. Letters of credit and standby letters of credit totaling $59,596 were outstanding at December 29, 2007.

The weighted average interest rate for borrowings on the line of credit was 5.67% during 2007. During the term of the facility, we are required to pay a quarterly facility fee, which ranges from 0.10% to 0.25% of the average daily unused principal balance on the line of credit. Interest on advances on this credit facility is determined at the greater of 1) the lead lender's prime rate, 2) the average rate on the federal funds rate in effect for the day plus one-half of one percent, or 3) the Eurodollar rate of interest plus a margin, as defined.

The credit agreement requires that Cabela's comply with certain financial and other customary covenants, including 1) a fixed charge coverage ratio (as defined) of no less than 1.50 to 1.00 as of the last day of any quarter; 2) a cash flow leverage ratio (as defined) of no more than 3.00 to 1.00 as of the last day of any quarter; and 3) a minimum tangible net worth standard (as defined).

The credit agreement includes a dividend provision limiting the amount that Cabela's could pay to stockholders, which at December 29, 2007, was not in excess of $108,933. The agreement also has a provision permitting acceleration by the lenders in the event there is a change in control, as defined. In addition, the credit agreement contains cross default provisions to other outstanding debt. In the event that we fail to comply with these covenants, a default is triggered. In the event of default, all outstanding letters of credit and all principal and outstanding interest would immediately become due and payable. We were in compliance with all financial debt covenants at December 29, 2007.

(Dollars in Thousands Except Share and Per Share Amounts)

On September 19, 2007, we entered into an unsecured revolving credit agreement for $14,933 ($15,000 Canadian) in conjunction with the acquisition of the net assets of an outdoors specialty retailer located in Winnipeg, Manitoba. Interest is variable, computed at rates as defined in the agreement, plus a margin, and payable monthly. At December 29, 2007, the interest rate was 5.60%.

The $325,000 credit agreement was previously amended eliminating certain limitations regarding pay downs of revolving loans advanced; therefore, advances made pursuant to this credit agreement are classified as long-term debt. The credit agreement for our Canada operations is also classified as long-term debt.

We also have financing agreements that allow certain boat and all-terrain vehicle merchandise vendors to give us extended payment terms. The vendors are responsible for all interest payments, with certain exceptions, for the financing period and the financing company holds a security interest in the specific inventory held Cabela's. We record this merchandise in inventory. Our revolving credit facility limits this security interest to $50,000. The extended payment terms to the vendor do not exceed one year. The outstanding liability, included in accounts payable, was $7,988 and $9,829 at the end of 2007 and 2006, respectively.

12. SHORT-TERM BORROWINGS OF FINANCIAL SERVICES SUBSIDIARY

At December 29, 2007, the principal amount of $100,000 is outstanding under a variable funding facility credit agreement entered into by WFB. This facility is secured by a participation interest in the transferor's interest of the Cabela's Master Credit Card Trust. The facility limit was entered into on June 21, 2007, for $50,000, and was increased to $100,000 on November 29, 2007. The facility carries a liquidity fee of 0.15% on the outstanding commitment and a program fee of 0.10% on the principal amount outstanding. The interest rate on the facility is based upon the interest rate for commercial paper issued by the lender and was 5.11% at the end of 2007. The weighted average interest rate was 5.31% during 2007. The credit agreement expires on June 20, 2008.

WFB has an unsecured federal funds purchase agreement with a financial institution. The maximum amount that can be borrowed is $25,000. All federal funds transactions are on a daily origination and return basis. Daily interest charges are determined upon mutual agreement by the parties. There were no amounts outstanding at the end of 2007 and 2006.

WFB also has an unsecured federal funds purchase agreement with another financial institution. The maximum amount that can be borrowed is $60,000. The interest rate for the purchase agreement is based on the current federal funds rate. There were no amounts outstanding as of December 29, 2007, and at December 30, 2006, there was $6,491 outstanding at 5.75%.

13. LONG-TERM DEBT AND CAPITAL LEASES

Long-term debt and capital leases consisted of the following at the years ended:

	2007	2006
Unsecured revolving credit facility expiring June 30, 2012	$ 50,576	$ —
Unsecured senior notes due 2008-2009 with interest at 4.95%	50,000	75,000
Unsecured notes payable due 2016 with interest at 5.99%	215,000	215,000
Senior unsecured notes payable due 2017 with interest at 6.08%	60,000	—
Unsecured revolving credit facility for Canadian operations expiring June 30, 2010	7,447	—
Capital lease obligations payable through 2036	13,939	13,948
Other long-term debt	6,423	7,434
Total debt	403,385	311,382
Less current portion of debt	(26,785)	(26,803)
Long-term debt, less current maturities	$376,600	$284,579

(Dollars in Thousands Except Share and Per Share Amounts)

On June 15, 2007, we issued $60,000 of 6.08% senior unsecured notes pursuant to a supplement to our February 2006 debt issuance of $215,000. The notes mature on June 15, 2017, with interest on the notes payable semi-annually. These notes contain the same default provisions and covenants as those pertaining to the February 2006 debt issuance, including limitations on indebtedness and financial covenants relating to net worth and fixed charges.

Certain of the long-term debt agreements contain various covenants and restrictions such as the maintenance of minimum debt coverage, net worth, and financial ratios. The significant financial ratios and net worth requirements in the long-term debt agreements are 1) a limitation of funded debt to be less than 60% of consolidated total capitalization; 2) cash flow fixed charge coverage ratio, as defined, of no less than 2.00 to 1.00 as of the last day of the any quarter; and 3) a minimum consolidated adjusted net worth (as defined).

In addition, the debt contains cross default provisions to other outstanding credit facilities. In the event that we failed to comply with these covenants and the failure to comply would go beyond 30 days, a default would trigger and all principal and outstanding interest would immediately be due and payable. At December 29, 2007, we were in compliance with all financial covenants under credit agreements and unsecured notes.

At the end of 2007 and 2006, the total carrying amount of long-term debt was $403,385 and $311,382, respectively, with an estimated fair value of $387,743 and $315,979, respectively.

We have a lease agreement for our distribution facility in Wheeling, West Virginia. The lease term is through June 2036. The monthly installments are $83 with the lease contains a bargain purchase option at the end of the lease term. We are accounting for this lease as a capital lease and have recorded the additional leased asset at the present value of the future minimum lease payments using a 5.9% implicit rate. The additional leased asset was recorded at $5,649 and is being amortized on a straight-line basis over 30 years.

Aggregate expected maturities of long-term debt and scheduled capital lease payments for the years shown are as follows:

	Scheduled Capital Lease Payments	Long-Term Debt Maturities
2008	$ 1,003	$ 26,547
2009	1,092	26,376
2010	1,000	7,990
2011	1,000	494
2012	1,000	51,096
Thereafter	23,500	276,943
	28,595	389,446
Capital lease amount representing interest	(14,656)	
Present value of net scheduled lease payments	$ 13,939	13,939
Total long-term debt and capital leases		$403,385

(Dollars in Thousands Except Share and Per Share Amounts)

14. INTEREST (EXPENSE) INCOME, NET

Interest expense, net of interest income, consisted of the following for years ended:

	2007	2006	2005
Interest expense	$ (24,312)	$(18,302)	$(11,299)
Capitalized interest	4,069	355	371
Interest income	1,465	1,821	672
	$ (18,778)	$(16,126)	$(10,256)

15. INCOME TAXES

The provision for income taxes consisted of the following for the years ended:

	2007	2006	2005
Current:			
Federal	$47,431	$24,601	$28,874
State	4,993	2,840	2,619
	52,424	27,441	31,493
Deferred:			
Federal	(599)	22,225	10,723
State	(477)	1,805	585
	(1,076)	24,030	11,308
	$51,348	$51,471	$42,801

A reconciliation of the statutory federal income tax rate to the effective income tax rate is as follows for the years ended:

	2007	2006	2005
Statutory federal rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	1.8	1.8	1.2
Other nondeductible items	0.1	0.1	(0.1)
Other, net	—	0.6	1.0
	36.9%	37.5%	37.1%

(Dollars in Thousands Except Share and Per Share Amounts)

Deferred tax assets and liabilities consisted of the following for the years ended:

	2007	2006
Deferred tax assets:		
Deferred compensation	$ 5,547	$ 3,907
Deferred revenue	3,744	3,276
Reserve for returns	7,550	8,032
Accrued expenses	5,121	4,360
Gift certificates liability	3,401	—
Allowance for doubtful accounts	2,505	1,822
Other	3,623	2,298
	31,491	23,695
Deferred tax liabilities:		
Prepaid expenses	17,773	14,249
Property and equipment	34,519	28,955
Inventories	14,902	16,999
Retained interests in securitized loans	10,050	9,055
Other	45	2,855
	77,289	72,113
Valuation allowance	(916)	—
Net deferred tax liability	(46,714)	(48,418)
Less current deferred income taxes	15,601	17,978
Long-term deferred income taxes	$(31,113)	$(30,440)

As of December 29, 2007, state net operating losses totaling $15,656 are being carried forward which begin to expire in 2014. These losses will expire completely by 2021. A full valuation allowance has been established against net operating loss carryforwards as it is uncertain if we will generate sufficient taxable income in these jurisdictions to recognize the tax benefit of these losses.

We adopted the provisions of FIN 48 in 2007 as discussed in Note 2. The reconciliation of unrecognized tax benefits, the balance of which is classified as other long-term liabilities in the consolidated balance sheet, is as follows for the year ended 2007:

Unrecognized tax benefits, beginning of year	$ 8,569
Decreases on items related to prior periods	(6,866)
Increases from current period items	297
Unrecognized tax benefits, end of year	$ 2,000

(Dollars in Thousands Except Share and Per Share Amounts)

Our policy is to accrue interest expense, and penalties as appropriate, on estimated unrecognized tax benefits as a charge to interest expense in the consolidated statements of income. We recorded a net credit of $346 against interest expense during 2007 due to the gross decrease of certain unrecognized tax benefits. No penalties were accrued. The liability for estimated interest on unrecognized tax benefits totaling $850 at the end of 2007 is included in other long-term liabilities in the consolidated balance sheet. We do not anticipate a substantial change in the balance of unrecognized tax benefits in the next twelve months.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $1,587. We file income tax returns in the United States, Canada, and various states. The tax years 2003 through 2006 remain open to examination by major taxing jurisdictions to which Cabela's is subject.

16. COMMITMENTS AND CONTINGENCIES

We lease various buildings, computer equipment, signs, and storage space under operating leases, which expire on various dates through April 2033. Rent expense on these leases as well as other month to month rentals was $12,938, $8,896 and $6,793 for 2007, 2006 and 2005, respectively. The following is a schedule of future minimum rental payments under operating leases as of December 29, 2007:

2008	$ 5,126
2009	5,209
2010	4,944
2011	4,586
2012	4,167
Thereafter	78,398
	$102,430

We have entered into certain lease agreements for retail store locations. Certain leases include tenant allowances that will be amortized over the life of the lease. In 2007, we received $17,018 in tenant allowances. Certain leases require us to pay contingent rental amounts based on a percentage of sales, in addition to real estates taxes, insurance, maintenance, and other operating expenses associated with the leased premises. These leases include options to renew with lease periods, including extensions, varying from 10 to 70 years.

We have entered into real estate purchase, construction, and/or economic development agreements for various new retail store site locations. At December 29, 2007, we had total estimated cash commitments of approximately $180,000 for 2008 and 2009 for projected retail store-related expenditures and the purchase of future economic development bonds connected with the development, construction, and completion of new retail stores. This does not include any amounts for contractual obligations associated with retail store locations where we are in the process of certain negotiations.

Under various grant programs, state or local governments provide funding for certain costs associated with developing and opening a new retail store. We generally receive grant funding in exchange for commitments, such as assurance of agreed employment and wage levels at the retail store or that the retail store will remain open, made by us to the state or local government providing the funding. The commitments typically phase out over approximately five to ten years. If we fail to maintain the commitments during the applicable period, the funds received may have to be repaid or other adverse consequences may arise, which could affect our cash flows and profitability. As of December 29, 2007, the total amount of grant funding subject to a specific contractual remedy was $13,049. In addition, at December 29, 2007, we had an obligation under our open account document instructions program to pay $6,399 to participating vendors.

(Dollars in Thousands Except Share and Per Share Amounts)

WFB enters into financial instruments with off balance sheet risk in the normal course of business through the origination of unsecured credit card loans. These financial instruments consist of commitments to extend credit, totaling $11,635,000 and $9,528,000, in addition to any other balances a cardholder might have, at years ended 2007 and 2006, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheet. The principal amounts of these instruments reflect the maximum exposure WFB has in the instruments. WFB has not experienced and does not anticipate that all of the customers will exercise their entire available line of credit at any given point in time. WFB has the right to reduce or cancel these available lines of credit at any time.

Litigation – We are engaged in various legal actions arising in the ordinary course of business. The subject matter of these proceedings primarily includes commercial disputes, employment issues, and product liability lawsuits. After taking into consideration legal counsel's evaluation of such actions, management is of the opinion that the ultimate outcome will not have a material adverse effect on our financial position or results of operations.

Self-Insurance – We are self-insured for health claims up to $300 per individual. We have established a liability for health claims submitted and for those claims incurred prior to year end but not yet reported totaling $3,929 and $3,934 at the end of 2007 and 2006, respectively.

We are also self-insured for workers' compensation claims up to $500 per individual. We have established a liability for workers' compensation claims submitted and for those claims incurred prior to year end but not yet reported totaling $4,326 and $3,843 at the end of 2007 and 2006, respectively.

Our liabilities for health and workers' compensation claims incurred but not reported are based upon internally developed calculations. These estimates are regularly evaluated for adequacy based on the most current information available, including historical claim payments, expected trends, and industry factors.

17. REGULATORY CAPITAL REQUIREMENTS

WFB is subject to various regulatory capital requirements administered by the FDIC and the Nebraska State Department of Banking and Finance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, WFB must meet specific capital guidelines that involve quantitative measures of WFB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. WFB's capital amounts and classification are also subject to qualitative judgment by the regulators with respect to components, risk weightings, and other factors.

The quantitative measures established by regulation to ensure capital adequacy require that WFB maintain minimum amounts and ratios (defined in the regulations) as set forth in the following table. WFB exceeded the minimum requirements for the well-capitalized category under the regulatory framework for prompt corrective action provisions for both periods presented.

At the end of 2007 and 2006, the most recent notification from the FDIC categorized WFB as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized WFB must maintain certain amounts and ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

(Dollars in Thousands Except Share and Per Share Amounts)

	2007					
			Ratio Required to be Considered			
	Actual		"Adequately-Capitalized"		"Well-Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets	$118,030	16.8%	$56,102	8.0%	$70,127	10.0%
Tier I Capital to Risk-Weighted Assets	114,336	16.3	28,051	4.0	42,076	6.0
Tier I Capital to Average Assets	114,336	27.6	16,568	4.0	20,710	5.0

	2006					
			Ratio Required to be Considered			
	Actual		"Adequately-Capitalized"		"Well-Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to Risk-Weighted Assets	$96,629	19.2%	$40,352	8.0%	$50,440	10.0%
Tier I Capital to Risk-Weighted Assets	94,169	18.7	20,176	4.0	30,264	6.0
Tier I Capital to Average Assets	94,169	33.5	11,249	4.0	14,061	5.0

18. STOCK BASED COMPENSATION AND STOCK OPTION PLANS

Effective January 1, 2006, we adopted the provisions of FAS 123R, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock option awards and employee stock purchases made under an employee stock purchase plan. We previously applied the recognition and measurement provisions of APB Opinion No. 25 and related interpretations.

We recorded share-based compensation expense of $4,944 ($3,115 after-tax, or $0.05 per diluted share) and $3,615 ($2,259 after-tax, or $.03 per diluted share) for 2007 and 2006, respectively. Compensation expense related to our share-based payment awards is recorded in selling, distribution, and administrative expenses in the consolidated statements of income. There was no share-based compensation capitalized in assets as of December 29, 2007, or December 30, 2006.

During the year ended December 30, 2006, share-based compensation expense was recorded for awards granted since 2004 but not yet vested as of January 1, 2006. For these awards, we continue to recognize compensation expense using the accelerated or graded method of amortization. Compensation cost for awards granted after the adoption date is recognized using a straight-line amortization method over the vesting period. As of December 29, 2007, the total unrecognized deferred share-based compensation balance for unvested shares issued, net of expected forfeitures, was approximately $7,725, net of tax, which is expected to be amortized over a weighted average period of 3.5 years.

The fair value of options granted on and subsequent to May 1, 2004, is estimated on the date of the grant using the Black-Scholes option pricing model. The expected volatility for 2007 was based on the historical volatility of our common stock. For 2006 and 2005, the expected volatility was derived using a historical volatility model as well as comparisons to peers in our market sector since we have only been a public company since June 2004.

(Dollars in Thousands Except Share and Per Share Amounts)

The fair value of options in the years presented was estimated using the Black-Scholes model with the following weighted average assumptions:

	2007	2006	2005
Risk-free interest rate based on U.S. Treasury yield curve in effect at the grant date	3.31 to 4.63%	5.01%	3.87 to 4.38%
Dividend yield	—	—	—
Expected volatility	30 to 33%	50%	50%
Weighted average expected life based on historical information	5.0 years	6.0 years	4.5 years
Weighted average grant date fair value of options granted	$7.82	$10.45	$9.14

The following table summarizes our option activity during 2007:

		All Options		Non-Vested Options	
	Options Available for Grant	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Grant Date Fair Value
Outstanding, beginning of year	39,434	4,887,409	$14.01	2,833,599	$6.61
Additional options authorized	3,500,000				
Granted	(1,115,000)	1,115,000	22.19	1,115,000	7.82
Vested	—	—	—	(885,777)	5.67
Exercised	—	(524,648)	7.72	—	—
Forfeited (1) (2)	104,762	(165,317)	16.21	(147,507)	6.55
Outstanding, end of year (3)	2,529,196	5,312,444	16.28	2,915,315	7.36

(1) Options forfeited under the 1997 Plan do not become available for grant under the 2004 Plan.

(2) Options forfeited under the 2004 Plan are immediately available for grant.

(3) Options outstanding at the end of 2007 were comprised of 1,089,191 of incentive stock options and 4,223,253 of nonqualified stock options.

The following table provides information relating to our equity share-based payment awards at December 29, 2007:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in Years)
Vested and exercisable	2,397,129	$14.83	$6.49	$ 5,839	4.94
Non-vested	2,915,315	17.47	7.36	4,407	6.72
Total outstanding	5,312,444	16.28	6.97	$10,246	5.91
Expected to vest after December 29, 2007	2,791,051	17.33	7.28	$ 4,406	6.64

The aggregate intrinsic value of awards exercised was $8,188, $3,473 and $1,000 during 2007, 2006 and 2005, respectively. The total fair value of shares vested was $5,025, $3,843 and $6,304 in 2007, 2006 and 2005, respectively. Based on our closing stock price of $14.80 as of December 29, 2007, the total number of in-the-money awards exercisable as of December 29, 2007, was approximately 1,241,694.

(Dollars in Thousands Except Share and Per Share Amounts)

The stock options outstanding and exercisable for equity share-based payment awards as of December 29, 2007, were in the following exercise price ranges:

	Options Outstanding			Options Exercisable	
Exercise Price	Shares	Weighted Average Exercise Price	Average Remaining Contractual Life (in Years)	Shares	Weighted Average Exercise Price
$0.00 to $5.00	176,160	$ 4.17	0.82	133,954	$ 4.12
$5.01 to $10.00	618,075	8.26	3.31	281,352	8.18
$10.01 to $15.00	1,409,228	11.73	3.54	826,388	11.72
$15.01 to $20.00	2,058,981	19.72	7.45	1,149,435	19.89
$20.01 to $25.00	1,046,000	22.38	8.48	2,000	21.77
$25.01 to $30.00	4,000	27.26	6.58	4,000	27.26
	5,312,444	16.28	5.91	2,397,129	14.83

19. STOCK OPTION AND OTHER EMPLOYEE BENEFIT PLANS

Employee Stock Option Plans – The Cabela's Incorporated 2004 Stock Plan (the "2004 Plan") provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock-based awards to employees, directors, and consultants. Options granted under the 2004 Plan will have a term of no greater than ten years from the grant date and will become exercisable in accordance with the vesting schedule determined at the time the awards are granted. As of December 29, 2007, there were 3,608,879 shares subject to options and 2,529,196 shares authorized and available for grant under the 2004 Plan. Our policy has been to issue new shares for the exercise of stock options.

As of December 29, 2007, under our 1997 Stock Option Plan (the "1997 Plan"), there were 1,703,565 shares subject to options with no shares available for grant. Options issued expire on the fifth or the tenth anniversary of the date of the grant under the 1997 Plan.

Employee Stock Purchase Plan – The maximum number of shares of common stock available for issuance under our Employee Stock Purchase Plan (the "ESPP") is 1,835,000. During 2007, there were 133,606 shares issued under the ESPP. As of December 29, 2007, 1,445,276 shares were authorized and available for issuance. We intend to utilize market purchases, rather than new issuances, whenever possible.

401(k) Savings Plan – All employees are eligible to defer up to 80% of their wages to Cabela's 401(k) savings plan, subject to certain limitations. The Company matches 100% of eligible employee deferrals up to 6% of eligible wages. Total expense for employer contributions was $7,007, $6,502 and $10,307 in 2007, 2006 and 2005, respectively.

Deferred Compensation Plan – We have a self-funded, nonqualified deferred compensation plan for certain key employees that was amended on December 31, 2004, to restrict any further contributions. Participants' balances earn interest with the rate adjusting on a semi-annual basis. Upon certain conditions participants can receive their balance in either a lump sum or in equal annual payments over various time periods. The charge to interest expense under this plan was $525, $503 and $633 for 2007, 2006 and 2005, respectively.

(Dollars in Thousands Except Share and Per Share Amounts)

20. STOCKHOLDERS' EQUITY AND DIVIDEND RESTRICTIONS

Preferred Stock – We are authorized to issue 10,000,000 shares of preferred stock having a par value of $0.01 per share. None of the shares of the authorized preferred stock have been issued. The board of directors is authorized to issue these shares of preferred stock without stockholder approval in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference, and other rights, privileges, and restrictions. The issuance of any preferred stock could have the effect of diluting the voting power of the holders of common stock, restricting dividends on the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control without further action by the stockholders.

Class A Voting Common Stock – The holders of our Class A common stock are entitled to receive ratably dividends, if any, the board of directors may declare from time to time from funds legally available therefore, subject to the preferential rights of the holders of any shares of preferred stock that we may issue in the future. The holders of our Class A common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of company affairs, the holders of our Class A common stock are entitled to share ratably with the holders of Class B non-voting common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that the Company may issue in the future. All of the outstanding shares of Class A common stock are fully paid and non-assessable.

Class B Non-voting Common Stock – The holders of our Class B non-voting common stock are not entitled to any voting rights, except that the holders may vote as a class, with each holder receiving one vote per share of Class B non-voting common stock, on any amendment, repeal, or modification of any provision of our Amended and Restated Certificate of Incorporation that adversely affects the powers, preferences, or special rights of holders of Class B non-voting common stock. Shares of the Class B non-voting common stock are convertible into the same number of shares of Class A voting common stock at any time. However, no holder of shares of Class B non-voting common stock is entitled to convert any of its shares into shares of Class A common stock, to the extent that, as a result of such conversion, the holder directly, or indirectly, would own, control, or have the power to vote a greater number of shares of Class A common stock or other securities of any kind issued by us than the holder is legally permitted to own, control, or have the power to vote. Subject to the prior rights of holders of preferred stock, if any, holders of Class B non-voting common stock, which rates equally with the Class A common stock in respect of dividends, are entitled to receive ratably dividends, if any, as may be lawfully declared from time to time by our board of directors.

Upon any voluntary or involuntary liquidation, dissolution, or winding up of company affairs, the holders of Class B non-voting common stock are entitled to share ratably with the holders of Class A common stock in all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future.

Retained Earnings – The most significant restrictions on the payment of dividends are the covenants contained in our revolving credit agreement and unsecured senior notes purchase agreements. Nebraska banking laws also govern the amount of dividends that WFB can pay to Cabela's. We have unrestricted retained earnings of $108,933 available for dividends.

Shelf Registration – On September 2, 2005, we filed with the SEC a Form S-3 Registration Statement (Registration No. 333-128100) to register 6,252,768 shares of our common stock (the "Form S-3 Registration Statement"). On March 8, 2007, we entered into an underwriting agreement providing for the sale by the selling stockholders named in the underwriting agreement (the "Selling Stockholders") of 4,736,868 shares of our common stock. On March 9, 2007, we filed with the SEC a prospectus supplement to the effective Form S-3 Registration Statement relating to the underwritten public offering of the 4,736,868 shares of our common stock by the Selling Stockholders. The sale of the shares of our common stock by the Selling Stockholders closed on March 14, 2007, and the public offering price was $24.05 per share. We did not receive any proceeds from the sale of this common stock by the Selling Stockholders.

(Dollars in Thousands Except Share and Per Share Amounts)

Other Comprehensive Income (Loss) – The components of accumulated other comprehensive income (loss), net of related taxes, are as follows for the years ended:

	2007	2006
Accumulated net unrealized holding gains (losses) on available-for-sale bonds	$(806)	$292
Accumulated net unrealized holding gains on derivatives	76	23
Cumulative foreign currency translation adjustment	7	—
Total accumulated other comprehensive income (loss)	$(723)	$315

21. EARNINGS PER SHARE

The following table reconciles the number of shares utilized in the earnings per share calculations for the years ended:

	2007	2006	2005
Weighted average number of shares:			
Common shares – basic	65,744,077	65,221,339	64,668,973
Effect of incremental dilutive securities:			
Stock options and employee stock purchase plan shares	1,531,454	1,422,517	1,599,401
Common shares – diluted	67,275,531	66,643,856	66,268,374
Options outstanding considered anti-dilutive	1,048,000	6,000	1,444,186

22. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth non-cash financing and investing activities and other cash flow information for the years ended:

	2007	2006	2005
Non-cash financing and investing activities:			
Accrued property and equipment additions (1)	$48,534	$19,852	$ 8,498
Capital lease obligations	201	5,649	—
Contribution of land	19,000	—	—
Other cash flow information:			
Interest paid	$30,273	$ 19,017	$ 14,968
Capitalized interest	(4,069)	(355)	(371)
Interest paid, net of capitalized interest	$26,204	$18,662	$ 14,597
Income taxes, net	$ 33,575	$41,012	$38,354

(1) Accrued property and equipment additions are recognized in the consolidated statements of cash flows in the period they are paid.

23. SEGMENT REPORTING

We have three reportable segments: Retail, Direct, and Financial Services. The Retail segment sells products and services through our retail stores; the Direct segment sells products through direct mail catalogs and e-commerce websites (Cabelas.com and complementary websites); and the Financial Services segment issues co-branded credit cards. For the Retail segment, operating costs primarily consist of labor, advertising, depreciation, and occupancy costs of retail stores. For the Direct segment, operating costs primarily consist of catalog costs, e-commerce advertising costs, and order processing costs. For the Financial Services segment, operating costs primarily consist of advertising and promotion, marketing fees, third party services for processing credit card transactions, salaries, and other general and administrative costs.

(Dollars in Thousands Except Share and Per Share Amounts)

Revenues included in Corporate Overhead and Other are primarily made up of land sales. Corporate Overhead and Other expenses include unallocated shared-service costs, operations of various ancillary subsidiaries such as real estate development and travel, and eliminations. Unallocated shared-service costs include receiving, distribution, and storage costs of inventory, merchandising, and quality assurance costs, as well as corporate headquarters occupancy costs.

Segment assets are those directly used in or clearly allocable to an operating segment's operations. For the Retail segment, assets primarily include inventory in the retail stores, land, buildings, fixtures, and leasehold improvements. For the Direct segment, assets primarily include deferred catalog costs and fixed assets. Included in the assets of the Direct and Retail segments is goodwill of $4,474 that has been allocated $969 to the Direct segment and $3,505 to the Retail segment as of December 29, 2007. For the Financial Services segment, assets primarily include cash, credit card loans, retained interest, buildings, and fixtures. Corporate and other assets include corporate headquarters, merchandise distribution inventory, shared technology infrastructure, as well as corporate cash and cash equivalents, economic development bonds, prepaid expenses, and other assets. Depreciation, amortization, and property and equipment expenditures of each segment are allocated to each respective segment. Unallocated assets include corporate cash and cash equivalents, merchandise distribution inventory for the Retail or Direct segments, the net book value of corporate facilities and related information systems, deferred income taxes, and other corporate long-lived assets. The accounting policies of the segments, where applicable, are the same as those described in the summary of significant accounting policies in our notes to consolidated financial statements. Intercompany revenue between segments has been eliminated in consolidation.

Results by business segment are presented in the following tables for 2007, 2006 and 2005:

Fiscal Year 2007	Retail	Direct	Financial Services	Corporate Overhead and Other	Total
Revenue from external	$1,040,664	$1,127,942	$159,943	$ 21,050	$2,349,599
Revenue (loss) from internal	2,778	2,611	(608)	(4,781)	—
Total revenue	$1,043,442	$1,130,553	$159,335	$ 16,269	$2,349,599
Operating income (loss)	$ 127,744	$ 190,046	$ 37,448	$(204,146)	$ 151,092
As a percentage of revenue	12.2%	16.8%	23.5%	N/A	6.4%
Depreciation and amortization	$ 29,830	$ 4,462	$ 1,129	$ 24,442	$ 59,863
Assets	1,065,234	480,341	450,616	216,639	2,212,830
Property and equipment additions including accrued amounts	324,272	8,466	1,037	30,551	364,326

Fiscal Year 2006	Retail	Direct	Financial Services	Corporate Overhead and Other	Total
Revenue from external	$817,836	$1,086,162	$138,164	$ 21,362	$2,063,524
Revenue (loss) from internal	2,485	2,318	(741)	(4,062)	—
Total revenue	$820,321	$1,088,480	$137,423	$ 17,300	$2,063,524
Operating income (loss)	$124,122	$ 179,182	$ 30,061	$(189,620)	$ 143,745
As a percentage of revenue	15.1%	16.5%	21.9%	N/A	7.0%
Depreciation and amortization	$ 19,050	$ 4,371	$ 941	$ 21,197	$ 45,559
Assets	602,513	496,963	316,417	335,337	1,751,230
Property and equipment additions including accrued amounts	161,585	5,680	1,735	21,592	190,592

(Dollars in Thousands Except Share and Per Share Amounts)

Fiscal Year 2005	Retail	Direct	Financial Services	Corporate Overhead and Other	Total
Revenue from external	$618,044	$1,042,219	$106,439	$ 32,959	$1,799,661
Revenue (loss) from internal	2,061	1,948	(608)	(3,401)	—
Total revenue	$620,105	$1,044,167	$105,831	$ 29,558	$1,799,661
Operating income (loss)	$ 85,895	$ 171,908	$ 23,060	$(165,900)	$ 114,963
As a percentage of revenue	13.9%	16.5%	21.8%	N/A	6.4%
Depreciation and amortization	$ 12,916	$ 5,308	$ 1,089	$ 15,599	$ 34,912
Assets	460,776	405,303	262,799	237,402	1,366,280
Property and equipment additions including accrued amounts	163,123	5,853	603	33,578	203,157

The components and amounts of total revenue for the Financial Services business segment were as follows for the years ended:

	2007	2006	2005
Interest and fee income, net of provision for loan losses	$ 28,974	$ 23,973	$ 17,196
Interest expense	(7,288)	(5,008)	(3,241)
Net interest income, net of provision for loan losses	21,686	18,965	13,955
Non-interest income:			
Securitization income	194,516	169,173	133,032
Other non-interest income	51,670	39,381	31,836
Total non-interest income	246,186	208,554	164,868
Less: Customer rewards costs	(108,537)	(90,096)	(72,992)
Financial Services total revenue	$ 159,335	$137,423	$105,831

Our products are principally marketed to individuals within the United States. Net sales realized from other geographic markets, primarily Canada, have collectively been less than 2% of consolidated net merchandise sales in each reported period. No single customer accounted for 10% or more of consolidated net sales. No single product or service accounts for a significant percentage of our consolidated revenue.

(Dollars in Thousands Except Share and Per Share Amounts)

24. QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following table sets forth unaudited financial and operating data in each quarter for the years ended 2007 and 2006:

	2007				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$462,091	$451,199	$546,809	$889,500	$404,805	$387,263	$490,453	$781,003
Operating income	12,391	20,252	24,346	94,103	14,203	14,545	26,851	88,146
Net income	7,142	11,264	13,232	56,241	9,083	8,356	14,994	53,352
Earnings per share — Basic (1)	0.11	0.17	0.20	0.85	0.14	0.13	0.23	0.82
Earnings per share — Diluted (1)	0.11	0.17	0.20	0.84	0.14	0.13	0.23	0.80

(1) Basic and diluted earnings per share are computed independently for each of the quarters presented.

Revenue is typically higher in our third and fourth quarters than in the first and second quarters due to holiday buying patterns and hunting and fishing season openings across the United States. Our quarterly operating results may fluctuate significantly as a result of these events and a variety of other factors, and operating results for any quarter are not necessarily indicative of results for a full year.

25. SUBSEQUENT EVENTS

On January 18, 2008, the Cabela's Credit Card Master Note Trust completed the sale of $500,000 in asset-backed notes, Series 2008-I. The securitization transaction included the issuance of six classes of notes with an expected life of approximately three years (a legal maturity of approximately six years). This securitization refinanced an existing $300,000 securitization that matured January 2008, with the remaining amount to fund continued growth of the bank's credit card portfolio. These notes are obligations of the aforementioned trust, and are not in the consolidated balance sheet of the Company.

On January 16, 2008, we issued $57,000 of 7.20% unsecured notes to institutional buyers. The notes have a final maturity of 10 years and an average life of seven years. We intend to use the proceeds to pay down existing debt and for general corporate purposes.

CABELA'S INCORPORATED AND SUBSIDIARIES

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
(In Thousands)

	Beginning of Year Balance	Charged to Costs and Expenses	Charged to Other Accounts	Net Charge-Offs	End of Year Balance
YEAR ENDED DECEMBER 29, 2007:					
Allowance for doubtful accounts	$1,932	$ (81)	$ —	$ (81)	$1,851
Allowance for credit card receivable loan losses	699	1,748	(1,250)	498	1,197
YEAR ENDED DECEMBER 30, 2006:					
Allowance for doubtful accounts	1,404	527	1	528	1,932
Allowance for credit card receivable loan losses	536	664	(501)	163	699
YEAR ENDED DECEMBER 31, 2005:					
Allowance for doubtful accounts	1,483	(79)	—	(79)	1,404
Allowance for credit card receivable loan losses	65	720	(249)	471	536

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) designed to ensure that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized, and reported within specified time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

In connection with this annual report on Form 10-K, our Chief Executive Officer and Chief Financial Officer evaluated, with the participation of our management, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that our disclosure controls and procedures were effective as of December 29, 2007.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America.

With the participation of our Chief Executive Officer and our Chief Financial Officer, management evaluated the effectiveness of our internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 29, 2007.

The independent registered public accounting firm of Deloitte & Touche LLP, as auditors of our consolidated financial statements included in this annual report on Form 10-K, has issued an attestation report on the effectiveness of our internal control over financial reporting based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Their report is included in this Item 9A.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 29, 2007, that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Cabela's Incorporated and Subsidiaries
Sidney, Nebraska

We have audited the internal control over financial reporting of Cabela's Incorporated and Subsidiaries (the "Company") as of December 29, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 29, 2007 of the Company and our report dated February 26, 2008 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Omaha, Nebraska
February 26, 2008

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information under the headings "Proposal One – Election of Directors," "Executive Officers of the Company," "Corporate Governance – Committees of the Board of Directors – Audit Committee," and "Section 16 (a) Beneficial Ownership Reporting Compliance," in our Proxy Statement relating to our 2008 Annual Meeting of Shareholders (our "Proxy Statement") is incorporated herein by reference. With the exception of the foregoing information and other information specifically incorporated by reference into this Report on Form 10-K, our Proxy Statement is not being filed as a part hereof.

The policies comprising our code of ethics are set forth in our Business Code of Conduct and Ethics. These policies satisfy the SEC's requirements for a "code of ethics," and apply to all of our directors, officers, and employees. Our Business Code of Conduct and Ethics is posted on our website at *www.cabelas.com*. We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding certain amendments to, or waivers from, the provisions of our Business Code of Conduct and Ethics by posting such information on our website at the address specified above. Information contained on our website, whether currently posted or posted in the future, is not part of this document or the documents incorporated by reference in this document.

On June 12, 2007, we filed with the NYSE the Annual CEO Certification regarding the company's compliance with the NYSE's Corporate Governance listing standards as required by Section 303A.12(a) of the NYSE Listed Company Manual.

ITEM 11. EXECUTIVE COMPENSATION

The information under the headings "Executive Compensation" and "Director Compensation" in our Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information under the headings "Executive Compensation – Equity Compensation Plan Information as of Fiscal Year-End" and "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information under the headings "Transactions with Related Persons" and "Corporate Governance – Board of Directors" in our Proxy Statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information under the heading "Proposal Three – Ratification of Independent Registered Public Accounting Firm" in our Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

1. Financial Statements:

- Report of Independent Registered Public Accounting Firm
- Consolidated Statements of Income –Years ended December 29, 2007, December 30, 2006 and December 31, 2005
- Consolidated Balance Sheets – December 29, 2007 and December 30, 2006
- Consolidated Statements of Cash Flows – Years ended December 29, 2007, December 30, 2006 and December 31, 2005
- Consolidated Statements of Stockholders' Equity – Years ended December 29, 2007, December 30, 2006 and December 31, 2005
- Notes to Consolidated Financial Statements

2. Financial Statement Schedules:

- Schedule II – Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

3. Exhibits: See Item 15(b) below.

(b) Exhibits

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Cabela's Incorporated (incorporated by reference from Exhibit 3.1 of our Quarterly Report on Form 10-Q, filed on August 13, 2004, File No. 001-32227)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Cabela's Incorporated (incorporated by reference from Exhibit 3.1 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)
3.3	Amended and Restated Bylaws of Cabela's Incorporated (incorporated by reference from Exhibit 3 of our Current Report on Form 8-K, filed on August 30, 2007, File No. 001-32227)
4.1	Specimen Stock Certificate (incorporated by reference from Exhibit 4.1 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.2	Registration Rights Agreement dated as of September 23, 2003, among Cabela's Incorporated and the security holders named therein (incorporated by reference from Exhibit 4.2 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.3	Form of 7.2% Senior Note, Series 2008-A, due January 16, 2018 (incorporated by reference from Exhibit 4.1 of our Current Report on Form 8-K, filed on January 22, 2008, File No. 001-32227)
4.4	Form of 6.08% Senior Note, Series 2007-A, due June 15, 2007 (incorporated by reference from Exhibit 4.2 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.5	Form of 5.99% Senior Note, Series 2006-A, due February 27, 2016 (incorporated by reference from Exhibit 4.7 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.6	Form of 4.95% Senior Note due September 2009 (incorporated by reference from Exhibit 4.8 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)

4.7	Form of 9.19% Senior Note, Series C, due January 2010 (incorporated by reference from Exhibit 4.9 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.8	Note Purchase Agreements dated as of February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.2 of our Current Report on Form 8-K, filed on March 3, 2006, File No. 001-32227)
4.9	First Supplement to Note Purchase Agreements dated as of February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.1 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.10	Second Supplement to Note Purchase Agreements dated as February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.2 of our Current Report on Form 8-K, filed on January 22, 2008, File No. 001-32227)
4.11	Amendment No. 1 to Note Purchase Agreements dated as of February 27, 2006, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.4 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.12	Note Purchase Agreements dated as of September 5, 2002, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.7 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.13	First Amendment Agreement to Note Purchase Agreements dated as of September 5, 2002, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 10 of our Quarterly Report of Form 10-Q, filed on November 4, 2005, File No. 001-32227)
4.14	Second Amendment Agreement to Note Purchase Agreements dated as of September 5, 2002, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.3 of our Current Report on Form 8-K, filed on March 3, 2006, File No. 001-32227)
4.15	Third Amendment Agreement to Note Purchase Agreements dated as of September 5, 2002, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.5 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
4.16	Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.8 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.17	Amendment No. 1 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.9 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.18	Amendment No. 2 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.10 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.19	Amendment No. 3 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.11 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.20	Amendment No. 4 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.12 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)
4.21	Amendment No. 5 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.13 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)

4.22	Amendment No. 6 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.4 of our Current Report on Form 8-K, filed on March 3, 2006, File No. 001-32227)
4.23	Amendment No. 7 to Note Agreements dated as of January 1, 1995, among Cabela's Incorporated and various purchasers party thereto (incorporated by reference from Exhibit 4.6 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
10.1	Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and Richard N. Cabela (incorporated by reference from Exhibit 10.1 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.2	Addendum to Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and Richard N. Cabela (incorporated by reference from Exhibit 10.1 of our Quarterly Report of Form 10-Q, filed on May 12, 2005, File No. 001-32227)*
10.3	Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and James W. Cabela (incorporated by reference from Exhibit 10.2 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.4	Addendum to Executive Employment Agreement dated as of January 4, 2004, between Cabela's Incorporated and James W. Cabela (incorporated by reference from Exhibit 10.2 of our Quarterly Report of Form 10-Q, filed on May 12, 2005, File No. 001-32227)*
10.5	Employee Lease Agreement dated as of January 1, 2005, between Cabela's Incorporated and Mudhead Enterprises, LLC (incorporated by reference from Exhibit 10.5 of our Quarterly Report on Form 10-Q, filed on May 12, 2005, File No. 001-32227)
10.6	1997 Stock Option Plan (incorporated by reference from Exhibit 10.6 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.7	First Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.7 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.8	Second Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.8 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.9	Third Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.9 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.10	Fourth Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10.9.1 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.11	Fifth Amendment to 1997 Stock Option Plan (incorporated by reference from Exhibit 10 of our Quarterly Report of Form 10-Q, filed on August 6, 2007, File No. 001-32227)*
10.12	Form of 1997 Employee Stock Option Agreement (incorporated by reference from Exhibit 10.10 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.13	Form of Employee Stock Purchase Agreement (incorporated by reference from Exhibit 10.11 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.14	2004 Stock Plan (as amended and restated effective May 15, 2007) (incorporated by reference from Exhibit 10 of our Current Report on Form 8-K, filed on May 21, 2007, File No. 001-32227)*
10.15	Form of 2004 Stock Plan Employee Stock Option Agreement (incorporated by reference from Exhibit 10.13 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.16	Form of 2004 Stock Plan Employee Stock Option Agreement (2006) (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)*

10.17	Form of 2004 Stock Plan Non-Employee Director Stock Option Agreement (2006) (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)*
10.18	2004 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.14 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.19	Second Amended and Restated Credit Agreement dated as of July 15, 2005, among Cabela's Incorporated, various lenders party thereto, and U.S. Bank National Association, as Administrative Agent (incorporated by reference from Exhibit 10 of our Current Report on Form 8-K, filed on July 15, 2005, File No. 001-32227)
10.20	Joinder Agreement made by Cabela's Retail IL, Inc., to Second Amended and Restated Credit Agreement dated as of July 15, 2005, among Cabela's Incorporated, various lenders party thereto, and U.S. Bank National Association, as Administrative Agent (incorporated by reference from Exhibit 10.2 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
10.21	First Amendment to Second Amended and Restated Credit Agreement dated as of July 15, 2005, among Cabela's Incorporated, various lenders party thereto, and U.S. Bank National Association, as Administrative Agent (incorporated by reference from Exhibit 10 of our Quarterly Report of Form 10-Q, filed on November 5, 2007, File No. 001-32227)
10.22	Fourth Amended and Restated Intercreditor Agreement dated as of June 15, 2007, among Cabela's Incorporated, various noteholders party thereto, various lenders party thereto, and U.S. Bank National Association, as Collateral Agent (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on June 20, 2007, File No. 001-32227)
10.23	Promissory Note dated October 22, 2007, among Cabela's Incorporated and U.S. Bank National Association (incorporated by reference from Exhibit 10 of our Current Report on Form 8-K, filed on October 26, 2007, File No. 001-32227)
10.24	Form of Indemnification Agreement (incorporated by reference from Exhibit 10.18 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.25	Form of Management Change of Control Severance Agreement (incorporated by reference from Exhibit 10.19 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.26	Amended and Restated Management Change of Control Severance Agreement dated May 9, 2006, between Cabela's Incorporated and Joseph M. Friebe (incorporated by reference from Exhibit 10.3 of our Current Report on Form 8-K, filed on May 15, 2006, File No. 001-32227)*
10.27	Restated Bonus Plan (incorporated by reference from Exhibit 10.20 of our Registration Statement on Form S-1, filed on March 23, 2004, Registration No. 333-113835)*
10.28	Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on March 1, 2005, File No. 001-32227)*
10.29	First Amendment of the Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.1 of our Current Report on Form 8-K, filed on March 1, 2005, File No. 001-32227)*
10.30	Second Amendment of the Cabela's Incorporated Third Amended and Restated Deferred Compensation Plan (incorporated by reference from Exhibit 10.28 of our Annual Report on Form 10-K, filed on February 28, 2007, File No. 001-32227)*
10.31	Summary of Non-Employee Director Compensation*
10.32	Summary of Named Executive Officer Compensation*

10.33	Form of Confidentiality and Noncompetition Agreement (executed by Dennis Highby, Patrick A. Snyder, Michael Callahan, Brian J. Linneman, and Charles Baldwin) (incorporated by reference from Exhibit 10.3 of our Quarterly Report of Form 10-Q, filed on May 12, 2005, File No. 001-32227)*
10.34	Form of Confidentiality and Noncompetition Agreement – World's Foremost Bank (executed by David A. Roehr and Ralph Castner effective April 14, 2005) (incorporated by reference from Exhibit 10.4 of our Quarterly Report of Form 10-Q, filed on May 12, 2005, File No. 001-32227)*
10.35	Retirement and General Release Agreement dated January 30, 2006, between Cabela's Incorporated and David A. Roehr (incorporated by reference from Exhibit 10 of our Current Report of Form 8-K/A, filed on February 1, 2006, File No. 001-32227)*
10.36	Amended and Restated Lease Agreement with Option to Purchase dated April 26, 2005, between Ohio County Development Authority and Cabela's Wholesale, Inc. (incorporated by reference from Exhibit 10.29 of our Annual Report of Form 10-K, filed on March 1, 2006, File No. 001-32227)
10.37	Performance Bonus Plan (incorporated by reference from Exhibit 10 of our Current Report on Form 8-K, filed February 19, 2007, File No. 001-32227)*
18	Letter re Change in Accounting Principle (incorporated by reference from Exhibit 18 of our Quarterly Report of Form 10-Q, filed on May 4, 2007, File No. 001-32227)
21.1	Subsidiaries of Cabela's Incorporated
23.1	Consent of Deloitte & Touche LLP
24.1	Powers of Attorney

* Indicates management contract or compensatory plan or arrangement required to be filed as exhibits pursuant to Item 15(b) of this report.

(c) Financial Statement Schedules. See Item 15(a) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CABELA'S INCORPORATED

Dated: February 26, 2008

By: /s/ Dennis Highby
Dennis Highby
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Dennis Highby Dennis Highby	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 26, 2008
/s/ Ralph W. Castner Ralph W. Castner	Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2008
* Richard N. Cabela	Chairman of the Board and Director	February 26, 2008
* James W. Cabela	Vice-Chairman of the Board and Director	February 26, 2008
* Theodore M. Armstrong	Director	February 26, 2008
* John H. Edmondson	Director	February 26, 2008
* John Gottschalk	Director	February 26, 2008
* Reuben Mark	Director	February 26, 2008
* Michael R. McCarthy	Director	February 26, 2008
* Stephen P. Murray	Director	February 26, 2008

* By: /s/ Ralph W. Castner
Ralph W. Castner
Attorney-in-fact
February 26, 2008

Exhibit 31.1

CERTIFICATION

I, Dennis Highby, certify that:

1. I have reviewed this annual report on Form 10-K of Cabela's Incorporated;
2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008

/s/ Dennis Highby
Dennis Highby
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Ralph W. Castner, certify that:

1. I have reviewed this annual report on Form 10-K of Cabela's Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2008

/s/ Ralph W. Castner
Ralph W. Castner
Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATIONS
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of Cabela's Incorporated (the "registrant") on Form 10-K for the year ended December 29, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "report"), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, that to his knowledge:

(1) the report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 as amended; and

(2) the information contained in the report fairly presents, in all material respects, the financial condition and results of operations of the registrant.

Dated: February 26, 2008

/s/ Dennis Highby
Dennis Highby
President and Chief Executive Officer

/s/ Ralph W. Castner
Ralph W. Castner
Vice President and Chief Financial Officer

(This page intentionally left blank.)

March 31, 2008

Dear Fellow Shareholder:

You are cordially invited to attend our Annual Meeting of Shareholders on Tuesday, May 13, 2008, at 10:00 a.m. Mountain Time at the Holiday Inn, 664 Chase Boulevard, Sidney, Nebraska 69162.

Details of the business to be conducted at the Annual Meeting are set forth in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement. At the meeting, we also will discuss our results for the past year and answer your questions.

Beginning this year, we are pleased to take advantage of the new Securities and Exchange Commission rule that allows us to furnish proxy materials to our shareholders over the Internet. On March 31, 2008, we mailed a Notice of Internet Availability of Proxy Materials to our shareholders of record and beneficial owners as of March 17, 2008, which contains instructions for our shareholders' use of this new process, including how to access our Proxy Statement and Annual Report and how to vote on the Internet. On the date of mailing of the notice, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referred to in the notice. These proxy materials will be available free of charge.

The Notice of Internet Availability of Proxy Materials also contains instructions to allow you to request copies of the proxy materials to be sent to you by mail.

Whether or not you plan to attend the Annual Meeting, we encourage you to vote on the matters presented. You may vote your proxy via the Internet. If you request a printed copy of your proxy materials, you may also vote by telephone or by mail by signing, dating, and returning your proxy card in the envelope provided. If you decide to attend the Annual Meeting, you will be able to vote in person, even if you have previously submitted your proxy.

Thank you for your continued support and interest in Cabela's.

Sincerely,

Dennis Highby
President and Chief Executive Officer

CABELA'S INCORPORATED
ONE CABELA DRIVE
SIDNEY, NEBRASKA 69160

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 13, 2008

The 2008 Annual Meeting of Shareholders (the "Annual Meeting") of Cabela's Incorporated (the "Company") will be held at the Holiday Inn, 664 Chase Boulevard, Sidney, Nebraska 69162, on Tuesday, May 13, 2008, beginning at 10:00 a.m. Mountain Time. The purposes of the Annual Meeting are to:

1. Elect nine directors;
2. Approve the Company's Performance Bonus Plan;
3. Ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal 2008; and
4. Transact such other business as may properly come before the meeting or any adjournment thereof.

Each outstanding share of the Company's common stock entitles the holder of record at the close of business on March 17, 2008, to receive notice of, and to vote at, the Annual Meeting. Shares of the Company's common stock can be voted at the Annual Meeting in person or by valid proxy.

A list of all shareholders entitled to vote at the Annual Meeting will be available for examination at the Company's principal offices located at One Cabela Drive, Sidney, Nebraska 69160 for ten days before the Annual Meeting between 9:00 a.m. and 5:00 p.m. Mountain Time, and at the place of the Annual Meeting during the Annual Meeting.

Whether or not you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy. This will ensure the presence of a quorum at the Annual Meeting. A website address with instructions on how to vote your proxy via the Internet is included on your Notice of Internet Availability of Proxy Materials. If you request a printed copy of your proxy materials, you may also vote by telephone or by mail by signing, dating, and returning your proxy card in the envelope provided. Voting now will not limit your right to change your vote or to attend the Annual Meeting.

By order of the Board of Directors,

Brent LaSure
Secretary

March 31, 2008

TABLE OF CONTENTS

	Page
VOTING INFORMATION	1
What is the purpose of the Annual Meeting?	1
Who may vote?	1
Who counts the votes?	1
Who can attend the Annual Meeting?	2
What constitutes a quorum?	2
What vote is required to approve each item?	2
How do I vote?	2
Can I revoke my proxy?	3
Who will bear the cost of this proxy solicitation?	3
PROPOSAL ONE - ELECTION OF DIRECTORS	3
CORPORATE GOVERNANCE	5
Board of Directors	5
Committees of the Board of Directors	6
Report of the Audit Committee	7
Communications with the Board of Directors	8
Procedures Regarding Director Candidates Recommended by Shareholders	8
Business Code of Conduct and Ethics and Code of Ethics	9
EXECUTIVE OFFICERS OF THE COMPANY	9
EXECUTIVE COMPENSATION	10
Compensation Discussion and Analysis	10
Compensation Committee Report	19
Summary Compensation Table	20
Grants of Plan-Based Awards	21
Outstanding Equity Awards at Fiscal Year-End	22
Option Exercises and Stock Vested	23
Nonqualified Deferred Compensation	23
Equity Compensation Plan Information as of Fiscal Year-End	23
Employment Agreements	23
Potential Payments Upon Termination or Change in Control	24
DIRECTOR COMPENSATION	29
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	31
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	34
TRANSACTIONS WITH RELATED PERSONS	34
PROPOSAL TWO - APPROVAL OF PERFORMANCE BONUS PLAN	35
PROPOSAL THREE - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	38
PROPOSALS OF SHAREHOLDERS FOR 2009 ANNUAL MEETING	40
OTHER MATTERS	40
APPENDIX A - INDEPENDENCE GUIDELINES AND CATEGORICAL STANDARDS	A-1
APPENDIX B - QUALIFICATIONS AND SPECIFIC QUALITIES AND SKILLS REQUIRED FOR DIRECTORS	B-1
APPENDIX C - PERFORMANCE BONUS PLAN	C-1

CABELA'S INCORPORATED
ONE CABELA DRIVE
SIDNEY, NEBRASKA 69160

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD MAY 13, 2008

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board") from the holders of shares of common stock of Cabela's Incorporated to be voted at the Annual Meeting of Shareholders to be held on Tuesday, May 13, 2008, at 10:00 a.m. Mountain Time, at the Holiday Inn, 664 Chase Boulevard, Sidney, Nebraska 69162 (the "Annual Meeting").

Under rules and regulations that the Securities and Exchange Commission (the "SEC") recently adopted, instead of mailing a printed copy of our proxy materials to each shareholder of record or beneficial owner of our common stock, we are now furnishing proxy materials, which include our Proxy Statement and Annual Report, to our shareholders over the Internet and providing a Notice of Internet Availability of Proxy Materials ("Notice of Internet Availability") by mail. You will not receive a printed copy of the proxy materials unless you request to receive these materials in hard copy by following the instructions provided in the Notice of Internet Availability. Instead, the Notice of Internet Availability will instruct you how you may access and review all of the important information contained in the proxy materials. The Notice of Internet Availability also instructs you how you may submit your proxy via the Internet. If you received a Notice of Internet Availability by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Notice of Internet Availability.

The Notice of Internet Availability was first mailed to shareholders entitled to vote at the Annual Meeting on or about March 31, 2008.

The terms "we," "our," "us," "Cabela's," or the "Company" refer to Cabela's Incorporated and its subsidiaries.

VOTING INFORMATION

What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will act on the matters outlined in the accompanying Notice of Annual Meeting of Shareholders. In addition, management will report on the performance of Cabela's during fiscal 2007 and respond to questions from shareholders.

Who may vote?

You may vote at the Annual Meeting if you owned shares of our common stock at the close of business on March 17, 2008 (the "Record Date"). You are entitled to one vote on each matter presented at the Annual Meeting for each share of common stock you owned on the Record Date. As of the Record Date, there were 66,011,696 shares of our common stock issued and outstanding.

Who counts the votes?

Votes at the Annual Meeting will be tabulated by a representative of Wells Fargo Shareowner Services, who will serve as the Inspector of Elections, and the results of all items voted upon will be announced at the Annual Meeting.

Who can attend the Annual Meeting?

All shareholders as of the close of business on the Record Date, or their duly appointed proxies, may attend the Annual Meeting, and each may be accompanied by one guest. Registration and seating will begin at 9:30 a.m. Mountain Time. Cameras, recording devices, and other electronic devices will not be permitted at the Annual Meeting.

Please note that if you hold your shares in "street name" (that is, through a broker or other nominee) you will need to bring a copy of a brokerage statement reflecting your stock ownership as of the Record Date and check in at the registration desk at the Annual Meeting.

What constitutes a quorum?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the Record Date will constitute a quorum, permitting Cabela's to conduct its business at the Annual Meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present. A "broker non-vote" occurs if you do not provide the record holder of your shares with voting instructions on a matter and the holder is not permitted to vote on the matter without instructions from you.

What vote is required to approve each item?

The election of directors requires a plurality of the votes cast. The affirmative vote of the holders of a majority of the common stock present in person or represented by proxy at the Annual Meeting is required for approval of the proposals to adopt our Performance Bonus Plan and to ratify the appointment of the independent registered public accounting firm.

Abstentions are not relevant to the election of directors and will have the effect of a vote against any other proposal. A broker non-vote will not be considered entitled to vote on matters as to which the brokers withhold authority; therefore, broker non-votes are not included in the tabulation of voting results. Broker non-votes are not relevant to any of the three proposals contained in this Proxy Statement.

If you participate in the Company's 401(k) Savings Plan (the "401(k) Plan") and have contributions invested in the Company's common stock as of the Record Date, you will receive a Notice of Internet Availability prior to the Annual Meeting. This notice will contain instructions on how, via the Internet, you can direct the trustee of the 401(k) Plan to vote your shares of common stock held in the 401(k) Plan. If you request a printed copy of your proxy materials, you may also vote your shares of common stock held in the 401(k) Plan by telephone or by mail by signing, dating, and returning your proxy card in the envelope provided. If your proxy is not received by our transfer agent by May 8, 2008, your shares of common stock held in the 401(k) Plan will not be voted and will not be counted as present at the meeting.

How do I vote?

You can vote on a matter to come before the Annual Meeting in two ways:

- You can attend the Annual Meeting and cast your vote in person; or
- You can vote by proxy.

Written ballots will be available at the Annual Meeting if you wish to vote at the Annual Meeting. However, if your shares are held in the name of your broker, bank, or other nominee, and you want to vote in person, you will need to obtain a legal proxy from the institution that holds your shares indicating that you were the beneficial owner of the shares on the Record Date.

If you vote by proxy, we will vote your shares according to your instructions, or if you provide no instructions, according to the recommendation of the Board.

If you choose to vote by proxy, you may do so using the Internet, or, if you request a printed copy of your proxy materials, by telephone or by mail. Each of these procedures is more fully explained below. Even if you plan to attend the Annual Meeting, the Board recommends that you vote by proxy.

Via the Internet – Shareholders can simplify their voting by voting their shares via the Internet as instructed in the Notice of Internet Availability. Internet voting facilities for shareholders of record are available 24 hours a day and will close at 12:00 p.m. (CDT) on May 12, 2008. If you vote via the Internet, you may incur costs such as telephone and Internet access fees for which you will be responsible. **If you received a proxy card in the mail but choose to vote via the Internet, you do not need to return your proxy card.**

By Telephone – The Notice of Internet Availability includes a toll-free number you can call to request printed copies of your proxy materials. The printed proxy materials include a different toll-free number you can call for voting. Telephone voting facilities for shareholders of record are available 24 hours a day and will close at 12:00 p.m. (CDT) on May 12, 2008. **If you received a proxy card in the mail but choose to vote by telephone, you do not need to return your proxy card.**

By Mail – Shareholders who receive a proxy card may elect to vote by mail and should complete, sign, and date their proxy card and mail it in the pre-addressed envelope that accompanies the delivery of a proxy card. Proxy cards submitted by mail must be received by the time of the Annual Meeting in order for your shares to be voted.

Can I revoke my proxy?

Yes, you can revoke your proxy if your shares are held in your name by:

- Filing a written notice of revocation with our Secretary before the Annual Meeting;
- Providing subsequent Internet or telephone instructions;
- Delivering a valid proxy card bearing a later date; or
- Voting in person at the Annual Meeting.

Who will bear the cost of this proxy solicitation?

We will bear the cost of solicitation of proxies. This includes the charges and expenses of preparing, assembling, and mailing the Notice of Internet Availability, Proxy Statement, and other soliciting materials and the charges and expenses of brokerage firms and others for forwarding solicitation materials to beneficial owners of our outstanding common stock. Proxies will be solicited by mail, and may be solicited personally by directors, officers, or our employees, who will not receive any additional compensation for any such services.

PROPOSAL ONE –
ELECTION OF DIRECTORS

All of our directors are subject to annual election. All of the nominees currently are directors of the Company. There is no cumulative voting, and the nine nominees receiving the most votes will be elected by a plurality.

Gerald E. Matzke, who served as a director of the Company from 1996 to May 2005, has been re-appointed by the Board as an emeritus director of the Company to serve until the next annual meeting of shareholders. As an emeritus director, the Board has provided Mr. Matzke a standing invitation to all Board and committee meetings. Mr. Matzke does not have any voting rights in his position as an emeritus director.

Unless authority is withheld, proxies will be voted for the nominees listed and, in the event any nominee is unable to serve as a director, will be voted for any substitute nominee proposed by the Board. Information concerning each director nominee is set forth below.

Theodore M. Armstrong, 68, has been a director since December 2004. Mr. Armstrong served as Senior Vice President-Finance and Administration and Chief Financial Officer of Angelica Corporation from 1986 to his retirement in February 2004, and as a consultant to Angelica thereafter. Angelica Corporation is a leading provider of textile rental and linen management services to the U.S. healthcare market. Mr. Armstrong also serves as a member of the board of directors, and as Chairman of the audit committee, of UMB Financial Corporation.

Richard N. Cabela, 71, founded our Company in 1961 and has served on our Board since our incorporation in 1965. Since our founding, Mr. R. Cabela has been employed by us in an executive position and has served as our Chairman since our incorporation.

James W. Cabela, 68, is our co-founder and has served on our Board since our 1965 incorporation. Since our incorporation, Mr. J. Cabela has been employed by us in various capacities, and was our President until July 2003. Mr. J. Cabela has been Vice Chairman since the creation of that executive position in 1996. Mr. J. Cabela is the brother of Mr. R. Cabela.

John H. Edmondson, 64, has been a director since October 2007. Mr. Edmondson served as Chief Executive Officer and a director of West Marine, Inc., the country's largest specialty retailer of boating supplies and accessories, from December 1998 until his retirement in January 2005. Mr. Edmondson also serves on the boards of The Vitamin Shoppe and the U.S. Coast Guard Foundation.

John Gottschalk, 64, has been a director since July 2004. Mr. Gottschalk has served as Chairman of the Omaha World-Herald Company since 1989 and as a member of its board of directors since 1980. Mr. Gottschalk served as Chief Executive Officer of the Omaha World-Herald Company from 1989 to December 2007. The Omaha World-Herald Company publishes the Omaha World-Herald newspaper and, through its subsidiaries, owns and operates other newspapers, engages in direct marketing, and holds interests in other diversified businesses. Mr. Gottschalk also serves as a director of McCarthy Group, Pacific Mutual Holding Company, and Pacific LifeCorp.

Dennis Highby, 59, has been our President and Chief Executive Officer and a director since July 2003. Mr. Highby has been employed by us since 1976 and held various management positions, including Merchandise Manager, Director of Merchandising, and Vice President. He held the position of Vice President from 1996 to July 2003.

Reuben Mark, 69, has been a director since July 2004. Mr. Mark has served as Chairman of the Board of Colgate-Palmolive Company since 1986. Mr. Mark served as Chief Executive Officer of Colgate-Palmolive from 1984 to July 2007. Mr. Mark joined Colgate-Palmolive in 1963 and held a series of senior management positions in the United States and overseas before being appointed Chief Executive Officer. Mr. Mark also serves as a director of Time Warner Inc.

Michael R. McCarthy, 56, has been a director since 1996. Mr. McCarthy has served as a director and Chairman of McCarthy Group since 1986. McCarthy Group is a private equity firm. Mr. McCarthy also serves as a director of several other companies, including Peter Kiewit Sons', Inc., Election Systems and Software, Guild Mortgage Company, HDR, Inc., and Streck, Inc.

Stephen P. Murray, 45, has been a director since December 2005. Mr. Murray is President and Chief Executive Officer of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of JPMorgan Partners. Prior to joining JPMorgan Partners in 1989, Mr. Murray served as a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray also serves as a director of several other companies, including AMC Entertainment Inc., Aramark Corporation, Caremore Medical Enterprises, Generac Power Systems, Jetro Holdings, Quiznos Sub, Strongwood Insurance, Noble Environment Power, and Warner Chilcott Limited.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ALL OF THE NOMINEES.

Emeritus Director

Gerald E. Matzke, 77, has been a non-voting emeritus director since May 2005. Mr. Matzke was a director from 1996 to May 2005. Mr. Matzke was our Secretary from July 2003 to February 2005 and was our Assistant Secretary prior to that time. Mr. Matzke has been a partner with the law firm of Matzke, Mattoon & Miller since 1956. He served as a state senator in the Nebraska legislature from 1993 to 2000.

CORPORATE GOVERNANCE

The Board has developed corporate governance practices to help it fulfill its responsibility to shareholders to oversee the work of management in the conduct of the Company's business and to seek to serve the long-term interests of shareholders. The Company's corporate governance practices are memorialized in our Corporate Governance Guidelines (our "Governance Guidelines") and the charters of the three committees of the Board. The Governance Guidelines and committee charters are reviewed periodically and updated as necessary to reflect changes in regulatory requirements and evolving oversight practices. These documents are available on our website at www.cabelas.com and upon request by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

Board of Directors

Our Board currently consists of nine members. Six of our directors are independent under the requirements set forth in the New York Stock Exchange ("NYSE") listing standards and our Governance Guidelines. For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with Cabela's. The Board has established guidelines to assist it in determining director independence, which conform to or exceed the independence requirements of the NYSE listing standards. The Board also has determined that certain relationships between Cabela's and its directors are categorically immaterial and shall not disqualify a director or nominee from being considered independent. These independence guidelines and categorical standards are attached as Appendix A to this Proxy Statement.

In addition to applying the independence guidelines, the Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. The Board has determined that Messrs. Armstrong, Edmondson, Gottschalk, Mark, McCarthy, and Murray satisfy the NYSE independence requirements and Cabela's independence guidelines. The Board also has determined that (i) Messrs. Armstrong, Edmondson, Mark, and Murray have no relationships with Cabela's (other than being a director and shareholder), (ii) Mr. McCarthy has only an immaterial relationship with Cabela's that falls within category iii. of the categorical standards adopted by the Board, and (iii) Mr. Gottschalk has only immaterial relationships with Cabela's that fall within categories i. and ii. of the categorical standards adopted by the Board.

During fiscal 2007, our Board held five meetings and acted by written consent five times. During fiscal 2007, all of our directors attended 80% or more of the aggregate number of Board meetings and committee meetings on which they served (during the periods for which they served as such). It is the Board's policy to encourage directors nominated for election and remaining in office to be present at annual meetings of shareholders, unless attendance would be impracticable or constitute an undue burden on such nominee or director. All directors, except Messrs. R. Cabela and Murray, attended our 2007 annual meeting of shareholders.

Our Governance Guidelines provide for the role of lead independent director ("Lead Director"). The Lead Director is selected by the independent directors on the Board to serve a one-year term as Lead Director. The Lead Director's roles and responsibilities include: developing, with input from the other independent directors, the agenda for executive sessions involving only the independent directors; presiding over executive sessions involving only the independent directors and, at the request of the Chairman, other meetings of the

Board; facilitating communication between the independent directors and the Company's management; and approving, in consultation with the Chairman and CEO, the agenda and materials for each Board meeting. The Lead Director may, in appropriate circumstances, call meetings of the independent directors and communicate with various constituencies that are involved with the Company. Mr. McCarthy currently serves as Lead Director.

Time is allotted at the beginning of each Board meeting for an executive session involving only our independent directors. All of our non-management directors are independent. The Lead Director or, in his absence, the independent director with the most seniority on the Board who is present serves as the presiding director at each executive session.

Committees of the Board of Directors

The Board has three standing committees, the Audit Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. All committee members meet the independence requirements of the SEC and NYSE. The charters of these committees are available on our website at www.cabelas.com and upon request by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. The current Chairman and members of these committees are set forth below.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Theodore M. Armstrong	X		X
John H. Edmondson	X		X
John Gottschalk	Chairman		X
Reuben Mark		X	Chairman
Michael R. McCarthy		Chairman	X
Stephen P. Murray		X	X

Audit Committee

The Audit Committee is responsible for the oversight of our accounting, reporting, and financial control practices. The Audit Committee also reviews the qualifications of the independent registered public accounting firm, selects and engages the independent registered public accounting firm, informs our Board as to their selection and engagement, reviews the plans, fees, and results of their audits, reviews reports of management and the independent registered public accounting firm concerning our system of internal control, and considers and approves any non-audit services proposed to be performed by the independent registered public accounting firm. The Audit Committee held nine meetings during 2007.

The Board has determined, in its business judgment, that Messrs. Armstrong, Edmondson, and Gottschalk are independent as required by the Securities and Exchange Act of 1934, as amended, the applicable listing standards of the NYSE, and our Governance Guidelines. The Board has determined that it would be desirable for all members of the Audit Committee to be "audit committee financial experts," as that term is defined by SEC rules, to the extent they qualify for such status. The Board has conducted an inquiry into the qualifications and experience of each member of the Audit Committee. Based on this inquiry, the Board has determined that Messrs. Armstrong, Edmondson, and Gottschalk meet the SEC's criteria for audit committee financial experts and that each has accounting and related financial management expertise within the meaning of the listing standards of the NYSE.

Compensation Committee

The Compensation Committee is responsible for the oversight of our compensation and benefit policies and programs, including administration of our annual bonus awards and long-term incentive plans, and the evaluation of our Chief Executive Officer ("CEO") and other executive officers. The Compensation Committee held six meetings during 2007 and acted by written consent one time.

The Compensation Committee's specific responsibilities and duties are set forth in its charter and include:

- evaluating the performance of the CEO and other executive officers relative to performance goals and objectives approved by the Compensation Committee;
- setting the compensation of the CEO and other executive officers based upon the evaluation of performance;
- evaluating compensation plans, policies, and programs with respect to directors, executive officers, and certain key personnel; and
- granting awards of shares or options to purchase shares pursuant to the Company's equity-based plans.

The Compensation Committee's charter provides that the Compensation Committee may form and delegate authority to subcommittees or delegate authority to individual Compensation Committee members in its discretion and shall review the actions of such subcommittees or individual Compensation Committee members as appropriate. The Compensation Committee also may delegate authority to fulfill certain administrative duties regarding the Company's compensation programs to members of management, the Company's Human Resources Department, or to third party administrators.

Regarding most compensation matters, including executive and director compensation, our CEO provides recommendations to the Compensation Committee. During 2007, our CEO provided the Compensation Committee recommendations regarding annual base pay increases, bonus amounts, and stock option grants for our executive officers. Also during 2007, our Vice President and Chief Human Resources Officer supplied the Compensation Committee with a recommendation in connection with the Compensation Committee's review of the compensation packages for Patrick A. Snyder, our Senior Vice President of Merchandising, Marketing, and Retail Operations, and Brian J. Linneman, our Senior Vice President of Global Supply Chain and Operations. The Compensation Committee determines the actual compensation to be received by our executive officers.

During 2007, an executive compensation advisory firm, Denver Management Advisors, Inc., was engaged by the Compensation Committee to make recommendations regarding executive officer equity, incentive bonus, and base pay compensation for 2007.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for the oversight of, and assisting our Board in, developing and recommending corporate governance practices and selecting the director nominees to stand for election at annual meetings of our shareholders. The Nominating and Corporate Governance Committee held five meetings during 2007.

Report of the Audit Committee

The Audit Committee assists the Board in its oversight of the Company's financial statements and reporting practices. The Audit Committee operates under a written charter adopted by the Board, which describes this and the other responsibilities of the Audit Committee.

The Audit Committee has reviewed and discussed the Company's audited financial statements with management, which has primary responsibility for the financial statements. Deloitte & Touche LLP ("Deloitte"), the Company's independent registered public accounting firm for 2007, is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles. The Audit Committee has discussed with Deloitte the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Audit Committee has received and reviewed the written disclosures and the letter provided by Deloitte that are required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with Deloitte that firm's independence from the Company.

Based on the review and discussions referred to above, the Audit Committee (i) recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for fiscal 2007 for filing with the SEC, and (ii) appointed Deloitte as the Company's independent registered public accounting firm for fiscal 2008. This report is provided by the following directors, who constitute the Audit Committee:

John Gottschalk (Chairman)
Theodore M. Armstrong
John H. Edmondson

Communications with the Board of Directors

Interested parties may contact an individual director, the Board as a group, or a specific Board committee or group, including the non-employee directors as a group, by writing to Board of Directors, c/o Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. Each interested party communication should specify the applicable addressee or addressees to be contacted, a statement of the type and amount of the securities of the Company that the person holds, if any, and the address, telephone number, and e-mail address, if any, of the person submitting the communication. The Board has instructed the Company's Secretary to review all communications to the Board and to only distribute communications if appropriate to the duties and responsibilities of the Board. The Board has instructed the Company's Secretary to not forward to the directors any interested party communications that he determines to be primarily commercial in nature, that relate to an improper or irrelevant topic, or that request general information about the Company.

Concerns about our financial statements, accounting practices, or internal controls, or possible violations of Cabela's Business Code of Conduct and Ethics, should be reported pursuant to the procedures outlined in Cabela's Business Code of Conduct and Ethics, which is available on our website at www.cabelas.com, or by writing to Chairman of the Audit Committee, c/o Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

Procedures Regarding Director Candidates Recommended by Shareholders

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders, evaluating them using criteria similar to that used to evaluate candidates recommended by others. The Nominating and Corporate Governance Committee has not established a minimum number of shares that a shareholder must own in order to present a candidate for consideration, or a minimum length of time during which the shareholder must own its shares. Such recommendations should be made in writing to the Nominating and Corporate Governance Committee, c/o Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160, and should include a description of the qualifications of the proposed candidate. The Nominating and Corporate Governance Committee's qualifications and specific qualities and skills required for directors are attached as Appendix B to this Proxy Statement. In addition to considering candidates suggested by shareholders, the Nominating and Corporate Governance Committee considers potential candidates recommended by current directors, officers, employees, and others. The Nominating and Corporate Governance Committee screens all potential candidates in a similar manner regardless of the source of the recommendation. The Nominating and Corporate Governance Committee's review is typically based on any written materials provided with respect to the potential candidate as well as the Committee's own investigation. The Nominating and Corporate Governance Committee determines whether the candidate meets the Company's qualifications and specific qualities and skills for directors and whether requesting additional information or an interview is appropriate. It is the Committee's policy to re-nominate incumbent directors who continue to satisfy the Committee's criteria for membership on the Board, whom the Committee believes continue to make important contributions to the Board, and who consent to continue their service on the Board.

The Nominating and Corporate Governance Committee also will consider whether to nominate any person nominated by a shareholder in accordance with the information and timely notice requirements set forth in Article II, Section 11 of our Amended and Restated Bylaws. You may request a copy of our Amended and Restated Bylaws by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

Business Code of Conduct and Ethics and Code of Ethics

The Board has adopted a Business Code of Conduct and Ethics applicable to all directors, officers, and employees of the Company, which constitutes a "code of ethics" within the meaning of SEC rules. A copy of our Business Code of Conduct and Ethics is available on our website at www.cabelas.com. You also may request a copy of this document by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. We expect to disclose to shareholders any waiver of the Business Code of Conduct and Ethics for directors or executive officers by posting such information on our website at the address specified above.

EXECUTIVE OFFICERS OF THE COMPANY

The table below sets forth certain information regarding our executive officers.

Name	Age	Position
Richard N. Cabela	71	Chairman
James W. Cabela	68	Vice Chairman
Dennis Highby	59	President and Chief Executive Officer
Patrick A. Snyder	53	Senior Vice President of Merchandising, Marketing, and Retail Operations
Michael Callahan	58	Senior Vice President of Business Development and International Operations
Brian J. Linneman	41	Senior Vice President of Global Supply Chain and Operations
Ralph W. Castner	44	Vice President and Chief Financial Officer, and Chairman of the Board of World's Foremost Bank
Joseph M. Friebe	53	Vice President, and President and Chief Executive Officer of World's Foremost Bank
Charles Baldwin	40	Vice President and Chief Human Resources Officer

Patrick A. Snyder has been our Senior Vice President of Merchandising, Marketing, and Retail Operations since October 2007. From March 2007 to October 2007, Mr. Snyder was our Senior Vice President of Merchandising and Marketing. From July 2003 to March 2007, Mr. Snyder was our Senior Vice President of Merchandising. From 1996 to July 2003, he was Director of Merchandise for Clothing. Mr. Snyder joined us in 1981 as a Product Manager.

Michael Callahan has been our Senior Vice President of Business Development and International Operations since October 2007. From March 2007 to October 2007, Mr. Callahan was our Senior Vice President of Retail Operations. From July 2003 to March 2007, Mr. Callahan was our Senior Vice President, Retail Operations and Marketing. From January 1995 to July 2003, he was Director of Merchandise for Hard Goods. He joined us as a Product Manager in 1990. Prior to joining us, Mr. Callahan was employed by Gart Brothers Sporting Goods, most recently as a Merchandise Manager.

Brian J. Linneman has been our Senior Vice President of Global Supply Chain and Operations since October 2007. From April 2004 to October 2007, Mr. Linneman was our Vice President and Chief Operating Officer. From July 2003 to April 2004, Mr. Linneman was our Vice President of Strategic Projects & MIS. From 2002 to July 2003, he was our Director of Strategic Projects. From 1999 to 2002, he was our Corporate Logistics Manager. Prior to joining us, Mr. Linneman was employed by United Parcel Service from 1987 to 1999, most recently as a Logistics Manager in the west region.

Ralph W. Castner has been our Vice President and Chief Financial Officer since July 2003 and Chairman of the Board of World's Foremost Bank, our wholly-owned bank subsidiary, since March 2006. From 2000 to July 2003, Mr. Castner was our Director of Accounting and Finance and Treasurer of World's Foremost Bank. Prior to joining us, he was employed by First Data Corporation from 1990 to 2000, most recently as a Vice President. Prior to joining First Data Corporation, Mr. Castner was a certified public accountant with the public accounting firm of Touche Ross and Company.

Joseph M. Friebe has been a Vice President since July 2003, Chief Executive Officer of World's Foremost Bank since June 2006, and President of World's Foremost Bank since May 2007. From July 2003 to June 2006, Mr. Friebe was our Vice President of Direct Marketing. From March 1996 to July 2003, he was our Director of Marketing. Prior to joining us, he worked for 13 years in the direct marketing business, most recently serving as a Vice President of The Sportman's Guide. Mr. Friebe began his career at Grant Thornton as a certified public accountant.

Charles Baldwin has been our Vice President and Chief Human Resources Officer since October 2007. Mr. Baldwin joined us after a 20 year career with Wal-Mart Stores, Inc., with more than 10 years of experience in the human resources division. Mr. Baldwin served as Wal-Mart's Vice President of Global Talent Management from 2005 to October 2007 and Vice President of Corporate People Development from 2001 to 2005.

See "Proposal One - Election of Directors" for information concerning the business experience of Mr. R. Cabela, Mr. J. Cabela, and Mr. Highby.

EXECUTIVE COMPENSATION

Throughout this Proxy Statement, our CEO and CFO, as well as the other individuals included in the Summary Compensation Table on page 20, are referred to as the "named executive officers." In the Compensation Discussion and Analysis below, the individuals listed on page 10 as executive officers of the Company, other than Richard N. Cabela and James W. Cabela, are referred to as the "executive officers." Information concerning our employment agreements with Richard N. Cabela and James W. Cabela can be found on page 23 under the heading "Employment Agreements."

Compensation Discussion and Analysis

Objectives of Our Compensation Programs

Our compensation programs are intended to provide a link between the creation of shareholder value and the compensation earned by our executive officers and certain key personnel. The objectives of our compensation programs are to:

- attract, motivate, and retain superior talent;
- ensure that compensation is commensurate with our performance and shareholder returns;

- provide performance awards for the achievement of strategic objectives that are critical to our long-term growth; and
- ensure that our executive officers and certain key personnel have financial incentives to achieve sustainable growth in shareholder value.

Business Strategy

Our business strategy for building sustainable growth in shareholder value emphasizes the following key components:

- improve our operating efficiencies;
- emphasize sustainable increases in same store sales;
- improve our inventory management;
- improve our merchandise gross margins;
- continue to open new retail stores;
- expand our direct business; and
- expand our customer loyalty programs.

Elements of Our Executive Compensation Structure

Our compensation structure is simple and consists of two tiers of remuneration. The first tier consists of base pay and a suite of retirement, health, and welfare benefits. The second tier consists of both short- and long-term incentive compensation.

Base pay and benefits are designed to be sufficiently competitive to attract and retain world-class executives. Executive officers enjoy the same retirement, health, and welfare benefits as our other exempt employees and are not entitled to additional benefits.

Our short-term incentive plan provides for cash bonuses to be paid to our executive officers based on individual and corporate performance. Objectives are set on an annual basis, and they consist of milestones which will contribute to growth in shareholder value. To the extent objectives are achieved, the short-term incentive plan pays on an annual basis. Our long-term incentive plan (our 2004 Stock Plan) provides for awards of stock options, restricted stock, and other equity-based incentives. These are designed to reward executive officers for the achievement of longer-term objectives which result in an increase in shareholder value.

Reasons for the Current Incentive Plan Structure

In 2008, we will continue to grow by adding retail stores and taking steps to increase our direct business. In addition, we will place emphasis on increasing earnings per share and same store sales. We believe this strategy will result in the creation of additional and sustainable shareholder value.

Our short-term incentive plan for 2007 was designed to rewarded executives for achieving predetermined benchmarks in earnings per share, same store sales growth, and return on invested capital. The plan also was designed to reward executives for the achievement of various individual goals, many of which were tied to increases in operating efficiencies. The short-term incentive plan for 2007 was designed to help ensure that our executive officers pay close attention to operating efficiencies in the near term, even in the face of growth initiatives. See "Fiscal 2007 Cash Bonus Opportunities" for a discussion on actual achievement of short-term incentive goals for 2007.

In February 2008, the Board adopted the Cabela's Incorporated Performance Bonus Plan (the "Performance Bonus Plan"), which is being presented to our shareholders for approval at the Annual Meeting. If approved by shareholders, we expect cash bonuses for 2008 and future years to be paid to our executive officers under the Performance Bonus Plan based on the achievement of annually established individual and/ or corporate performance criteria. In 2008, the Performance Bonus Plan will reward executive officers for achieving predetermined benchmarks in earnings per share and same store sales. The short-term incentive targets will once again work to ensure attention to operating efficiencies and increases in same store sales, even as we undertake growth initiatives. See "Fiscal 2008 Cash Bonus Opportunities" below for additional information.

Awards outstanding under our long-term incentive plan currently consist of stock options. In future years, we may also make grants of restricted stock or other equity-based awards. The long-term incentive plan is designed to reward executives for increasing long-term shareholder value. This will be accomplished by the successful execution of the Company's growth initiatives, coupled with the consistent achievement of profitability goals. The long-term incentive plan will keep executive officers focused on both revenue and profit growth, and it can potentially be a very significant source of compensation for executive officers in the long term.

How We Determine to Pay What We Pay

Our cash compensation policy is based on:

- our long-standing philosophy of providing significant pay at risk;
- internal equity; and
- individual and corporate performance.

In setting base pay for our executive officers, we follow a practice which dates to the Company's inception. The Compensation Committee sets a level of base pay which is adequate to attract and retain the level of talent the Company needs, but not more. Exceptional individual and corporate performance is rewarded through the annual bonus program and is not reflected in base pay. The Compensation Committee pays close attention to internal equity when it sets pay. In particular, it takes into account the relative value of its individual executive officer positions, as well as the value of the jobs immediately below the executive officer level. Periodically, the Compensation Committee references base pay practices at public companies of a similar size to help ensure base pay remains broadly within a competitive range.

In setting annual cash bonus opportunity, the Compensation Committee abides by the philosophy the Company has maintained since its founding. That is, cash bonuses might be equal to or in excess of base pay if individual and corporate performance reaches predetermined levels.

Overall, our cash compensation practices reflect our long-held philosophy that annual cash compensation shall be substantially performance based.

Our Compensation Committee takes into account several factors in determining the level of long-term incentive opportunity to grant to our executive officers. In 2007, the Compensation Committee took the following factors into account:

- individual executive officer performance;
- the effect of equity compensation grants on earnings per share;
- each executive officer's portion of the total number of options being granted to employees in fiscal 2007; and
- the level of grants necessary to keep our executive officers focused and motivated in the coming year.

In considering the level of option grants required to keep our executive officers focused and motivated, the Compensation Committee periodically makes reference to equity compensation practices at similar-sized public companies. However, we do not determine grants by setting them at a particular percentile of the market range.

Policy for Allocating Between Long-Term and Current Compensation

Our policy for allocating between long-term and current compensation for our executive officers is as follows:

- We expect that in the long run the bulk of total compensation paid to executive officers will come from stock options and other equity based long-term incentives. Executive officers will only enjoy rewards to the extent they create commensurate value for shareholders. This is consistent with our philosophy of utilizing executive compensation to create sustainable growth in shareholder value.
- We recognize that to create sustainable growth in shareholder value, increases in revenue and profitability are necessary in the near term. Accordingly, it is our intention to pay very competitive annual cash bonuses, which have the potential to be equal to or greater than base pay. However, bonuses will only be paid to the extent short-term objectives are achieved or exceeded.
- Finally, we recognize that in order to attract and retain the kind of talent necessary to build shareholder value, we must pay competitive base salaries and benefits.

Benchmarking of Compensation

Our compensation philosophy does not include an effort to pay executive officers at a particular percentile of the market range. Accordingly, we did not select a group of peer companies with an eye toward using their executive officer pay as a benchmark against which to set our compensation. As stated above, we take several factors into account in determining base pay, short-term incentive opportunity, and long-term incentive opportunity, including individual and corporate performance and internal equity.

Nevertheless, we understand that there are competitors for executive officer talent, and we find it useful to examine their pay practices from time to time. In the course of determining cash compensation for our executive officers in 2007, we looked at publicly traded retail and catalog businesses. None of the companies in this group was a specialty provider of outdoor recreational equipment and clothing with our mix of direct and retail business. For purposes of determining long-term incentive grants, we looked at practices in a wide variety of companies, both in and outside of our industry. Data was supplied to the Compensation Committee in February 2007 by Denver Management Advisors, Inc., an executive compensation advisory firm. For the limited purpose of the analysis set forth below, the compensation paid to the executive officers of these companies is referred to as "market."

Our observations were as follows:

- Base pay for Messrs. Highby, Snyder, and Callahan was at or somewhat below the midpoint of the market range.
- Base pay for Messrs. Castner and Linneman was substantially below the midpoint of the market range. We also looked at companies of similar size and complexity outside of the retail and catalog industry, and determined that their base pay was below the market midpoint for all industries.
- Short-term incentive opportunity for our executive officers was above the midpoint of the market range.
- Long-term incentive opportunity for our executive officers was below the midpoint of the market range.

After reviewing this data and taking the factors described above into account, the Compensation Committee determined to raise the base pay of Mr. Castner to $375,000 and to raise the base pay of Mr. Linneman to $325,000 effective April 1, 2007. The base pay adjustments to these two positions placed the base pay associated with these positions closer to, but not above, the midpoint of the market range.

In February 2008, the Compensation Committee reviewed the compensation packages for Mr. Snyder and Mr. Linneman. Each of these individuals was assigned substantial new responsibilities effective as of November 2007. As a result of the assignment of these new responsibilities, the Compensation Committee determined to raise Mr. Snyder's base compensation to $475,000 and his target bonus opportunity to $665,000. The Compensation Committee determined to raise Mr. Linneman's base pay to $400,000 and his target bonus opportunity to $560,000.

Long-Term Incentive Opportunity – Basis for Reward and Downside Risk

To date, the Compensation Committee has only awarded stock options under our long-term incentive plan. The Compensation Committee may consider using other equity-based incentives in the future. Options bear a relationship to the achievement of our long-term goals in that they increase in value as our stock increases in value. Our executive officers are exposed to considerable downside risk through the shares of the Company they own outright.

The Compensation Committee carefully evaluates the cost of options it grants to its executive officers in terms of their impact on earnings per share. The Compensation Committee will continue to evaluate the cost of options and other forms of equity compensation against the benefit those vehicles are likely to yield in building sustainable growth in shareholder value.

Equity Grants and Market Timing

We have never granted options in coordination with the release of material, non-public information, and we currently do not intend to adopt such a practice in the future. During fiscal 2007 and 2006, annual awards of stock options to our executive officers and key employees were made at the Compensation Committee's regularly scheduled meeting in May, and we expect that future equity awards will be made at this same meeting each year. Exceptions would include grants made to key lateral hires, grants made as a result of promotions, and other extraordinary circumstances.

We have properly accounted for all of our option grants. As a public company, we have never awarded options and set the exercise price based on any price other than the fair market value of our stock on the grant date.

Specific Forms of Compensation and the Role of Compensation Committee Discretion

In the past, the Compensation Committee has retained the discretion to review executive officer base pay and make increases based on general performance and market norms. In addition, the Compensation Committee has retained the discretion to make long-term incentive grants based on several factors detailed in this Compensation Discussion and Analysis. The Compensation Committee intends to retain the discretion to make decisions about executive officer base compensation and certain levels of stock option grants without predetermined performance goals or metrics.

The Compensation Committee retains its right to make future grants of options, restricted stock, or other equity compensation subject to performance goals. At this time, it has not been determined whether it would exercise discretion to increase or reduce the size of an award or payout if the performance goals are met, or pay all or any portion of an award or payout despite the performance goals not being met.

Commencing in 2007, the Compensation Committee established predetermined targets and criteria for the payment of the annual short-term incentive to our executive officers. The Performance Bonus Plan specifically provides that the Compensation Committee may set performance objectives, performance criteria, and levels of bonus opportunity each year. The targets and criteria for 2007 and 2008 are spelled out more particularly below. The predetermined targets and criteria for fiscal 2007 consisted of both corporate financial objectives and individual performance goals for each executive officer. The relative weight of the corporate financial objectives as a whole and the individual performance goals as a whole was set at the beginning of the annual performance period.

For 2007, there were three metrics which made up the corporate financial objectives. The Compensation Committee specifically reserved the right to determine the relative weight of each of these corporate financial objectives at the end of the one year performance period. The Compensation Committee intends to preserve the right to determine the relative weights of each of the metrics which make up the corporate financial objectives.

Fiscal 2007 Cash Bonus Opportunities

In February 2007, the Compensation Committee set the targets and criteria for the fiscal 2007 cash bonus opportunities for our named executive officers pursuant to our short-term incentive plan. The following table sets forth the fiscal 2007 threshold, target, and maximum cash bonus opportunity for each of our named executive officers.

	Threshold Bonus	Target Bonus	Maximum Bonus
Dennis Highby	$1,500,000	$2,000,000	$3,000,000
Ralph W. Castner	$ 375,000	$ 500,000	$ 750,000
Patrick A. Snyder	$ 450,000	$ 600,000	$ 900,000
Michael Callahan	$ 450,000	$ 600,000	$ 900,000
Brian J. Linneman	$ 375,000	$ 500,000	$ 750,000

For fiscal 2007, 50% of each named executive officer's target cash bonus opportunity was based upon the achievement of corporate financial objectives relating to earnings per share, same store sales, and return on invested capital. For fiscal 2007, 30% of each named executive officer's target cash bonus opportunity was based on earnings per share, 10% was based on same store sales, and 10% was based on return on invested capital. The corporate financial objectives for fiscal 2007 are set forth below.

Corporate Financial Objectives	Threshold	Target	Maximum
Earnings Per Share	$1.30	$1.46	$1.60
Same Store Sales	0%	2%	4%
Return on Invested Capital	11%	12%	13%

For fiscal 2007, the Company earned $1.31 per diluted share, which exceeded the threshold level for that corporate financial objective. In fiscal 2007, the threshold levels for the corporate financial objectives of same store sales and return on invested capital were not met. Therefore, no amounts were paid to the named executive officers for those two corporate financial objectives.

For fiscal 2007, the remaining 50% of each of our named executive officer's target cash bonus opportunity was based upon the achievement of pre-established individual performance goals. For Mr. Highby, these goals related primarily to organizational goals, strategic initiatives, culture, and communications. For Mr. Castner, these goals related primarily to human resources, legal, investor relations, and tax goals. For Mr. Snyder, these goals related primarily to organizational goals, direct business operational goals, increasing the market share of certain products, and growing merchandise categories. For Mr. Callahan, these goals related primarily to creating a plan to increase retail segment operating margins, retail marketing goals, enhancing retail employee training, and brand marketing goals. For Mr. Linneman, these goals related primarily to strategic planning, distribution and fulfillment, and management information systems. A portion of each named executive officer's individual goals were achieved.

Accordingly, annual cash bonuses for the named executive officers for 2007 were paid as follows.

	Corporate Financial Objectives Bonus	Individual Performance Goals Bonus	Total 2007 Annual Cash Bonus
Dennis Highby	$318,750	$680,000	$998,750
Ralph W. Castner	$ 79,688	$170,000	$249,688
Patrick A. Snyder	$ 95,625	$204,000	$299,625
Michael Callahan	$ 95,625	$204,000	$299,625
Brian J. Linneman	$ 79,688	$170,000	$249,688

Fiscal 2008 Cash Bonus Opportunities

In February 2008, the Compensation Committee set the targets and criteria for the fiscal 2008 cash bonus opportunities for our named executive officers under the Performance Bonus Plan. The following table sets forth the fiscal 2008 floor, threshold, target, and maximum cash bonus opportunity for each of our named executive officers.

	Floor Bonus	Threshold Bonus	Target Bonus	Maximum Bonus
Dennis Highby	$500,000	$1,000,000	$2,000,000	$3,000,000
Ralph W. Castner	$125,000	$ 250,000	$ 500,000	$ 750,000
Patrick A. Snyder	$166,250	$ 332,500	$ 665,000	$ 997,500
Brian J. Linneman	$140,000	$ 280,000	$ 560,000	$ 840,000

As discussed under the heading "Retirement of Michael Callahan" below, Mr. Callahan has announced that he will retire as Senior Vice President of Business Development and International Operations as of May 17, 2008. Because of his retirement, Mr. Callahan will not be eligible for a fiscal 2008 bonus.

In February 2008, the Compensation Committee determined that each named executive officer's target cash bonus opportunity for fiscal 2008 will be based upon the achievement of corporate financial objectives relating to earnings per share and same store sales. The Compensation Committee also determined the relative weights of each of the metrics which make up the corporate financial objectives. The Compensation Committee determined that 75% of each named executive officer's target cash bonus opportunity will be based on earnings per share and 25% will be based on same store sales. The named executive officers will receive no payment for a metric unless the Company achieves the floor corporate financial objective for that metric. In addition, the named executive officers will receive no payment for either of the corporate financial objectives unless the floor corporate financial objective for earnings per share is achieved.

The Company's strategic plan calls for the addition of retail stores and an increase in revenue from our direct business. We view this growth as key to the creation of sustainable long-term shareholder value. Nevertheless, we believe that growth must be profitable. Accordingly, the metrics under the 2008 Performance Bonus Plan are designed to keep our executive officers focused on short-term profitability, even as we undertake our revenue growth initiatives.

Earnings per share has been chosen as a metric to help assure that compensation is proportional to the return on investment earned by shareholders. For purposes of the fiscal 2008 cash bonus opportunities, earnings per share will be measured on a diluted basis by dividing our net income by the sum of the weighted average number of shares outstanding during the period.

Same store sales measure how the retail stores in our same store sales base are contributing to our total revenue. For purposes of the fiscal 2008 cash bonus opportunities, a store will be included in our same store sales base on the first day of the month following the fifteen month anniversary of its opening or expansion by more than 25%.

Following the completion of fiscal 2008, the Compensation Committee will assess the performance of the Company for each metric to determine the fiscal 2008 cash bonuses payable to our named executive officers.

The actual bonuses payable for fiscal 2008, if any, will vary depending on the extent to which actual Company performance meets, exceeds, or falls short of the corporate financial objectives approved by the Compensation Committee. The Compensation Committee retains discretion to make downward adjustments to the bonuses yielded by the corporate financial objectives, but cannot make upward adjustments.

How Individual Forms of Compensation are Structured and Implemented to Reflect the Named Executive Officers' Individual Performance and Contribution

We are engaged in a concerted strategic effort to increase revenue, profit, and operating efficiency. Our executive officers work as a team to accomplish these goals. Their base pay, annual bonus opportunity, and respective long-term incentive opportunity reflect their individual contribution to the Company and market practices. For 2007, the extent to which individual short-term incentive bonuses were paid depended on the extent to which corporate financial objectives and individual performance goals were met.

The executive officers received option grants in May 2007 that vest over a three-year period. The amount of each individual grant reflects the Compensation Committee's assessment of each individual's contribution. As of the end of fiscal 2007, none of the May 2007 option grants were in the money.

Policies and Decisions Regarding Adjustment or Recovery of Awards or Payments if Relevant Performance Measures are Restated or Adjusted

This has not occurred since we became a public company or before that time. We expect that we would take steps legally permissible to adjust or recover awards or payments in the event relevant performance measures upon which they were based were restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Impact that Amounts Received or Realizable From Previously Earned Compensation Have on Other Compensation

We maintain no compensation plans or programs where gains from prior compensation would directly influence amounts currently earned. The only factor where gains from prior awards are considered is where the Compensation Committee determines the appropriate size of long-term incentive grants.

The Basis for a Change of Control Triggering Payment

We have entered into agreements containing change in control severance provisions with our executive officers and certain members of senior management. Payments to our named executive officers under these agreements are strictly tied to both a change in control and termination of employment. Under these agreements, if any of our named executive officers are terminated without cause or resign for good reason within twenty-four months of certain transactions resulting in a change in control, then the employee will be entitled to receive certain severance benefits. The reasons for the change in control provisions are the same for us as in most companies in most industries. Executive officers should be free to act in the best interests of shareholders when considering a sale without undue focus on their own job security. Additional information concerning these agreements and the potential payments due under these agreements can be found below in the section titled "Management Change of Control Severance Agreements."

Impact of Accounting and Tax Treatment on Various Forms of Compensation

We take the impact of accounting and tax treatment on each particular form of compensation into account. Our incentive payments are designed so that they are deductible under Section 162(m) of the Internal Revenue Code, and our Management Change of Control Severance Agreements allow for a tax "gross-up" in the event there is a change in control, termination of employment, and excise taxes pursuant to 280G and related sections of the Code. The Performance Bonus Plan specifically provides that the Compensation

Committee can take action which it deems necessary or appropriate to avoid or limit the imposition of an additional tax which could be imposed under Section 409A of the Internal Revenue Code. We closely monitor the accounting treatment of our equity compensation plans, and in making future grants, we expect to take the accounting treatment into account.

Ownership Requirements and Policies Regarding Hedging Risk in Company's Equity Securities

Since a significant ownership stake in the Company by its directors and executive officers leads to a stronger alignment of interests with shareholders, the Board has established minimum stock ownership and retention guidelines that apply to non-employee directors and executive officers.

- Non-employee directors are required to own Company stock equal in value to three times their annual cash retainer for Board service (any annual cash retainers for service as a Board Committee Chairman or member, or for service as Lead Director, are not factored into this calculation).
- The Chief Executive Officer is required to own stock equal in value to five times his base pay.
- Senior Vice Presidents and the Chief Financial Officer are required to own stock equal in value to three times their annual base pay.
- All other executive officers are required to own stock equal in value to two times their annual base salary.

Non-employee directors have until five years after election or appointment as a non-employee director to attain these ownership levels.

Executive officers have until five years after appointment as an executive officer to obtain 50 percent of these stock ownership levels, and until ten years after appointment as an executive officer to obtain 100 percent of these stock ownership levels.

Until such time as a non-employee director or executive officer satisfies the stock ownership guidelines, the non-employee director or executive officer is required to hold 100 percent of the shares received upon the exercise of stock options and upon the vesting of any restricted stock, in each case net of the shares sold to pay the exercise price and any taxes due upon exercise or vesting.

An exception may be made in the case of a non-employee director. Upon the request of a non-employee director, the Board will consider if modification of the stock ownership and retention guidelines for the non-employee director is appropriate in view of the non-employee director's personal circumstances.

Our executive officers are not allowed to make a short sale of stock, which we define as any transaction whereby one may benefit from a decline in our stock price.

The Role of Executive Officers in Determining Compensation

In February 2007, our CEO (i) provided the Compensation Committee his assessment of the performance of our executive officers in fiscal 2006, (ii) made a recommendation to the Compensation Committee regarding executive officer base pay increases for fiscal 2007, and (iii) made a recommendation to the Compensation Committee regarding corporate financial objectives and individual performance goals for executive officers under the 2007 short-term incentive plan.

In May 2007, our CEO made a recommendation to the Compensation Committee regarding executive officer stock option grants for fiscal 2007.

In July 2007 and October 2007, our CEO made recommendations to the Compensation Committee regarding compensation packages for new executive officers.

In December 2007, our Vice President and Chief Human Resources Officer provided the Compensation Committee with a recommendation in connection with the Compensation Committee's review of the compensation packages for Messrs. Snyder and Linneman.

In February 2008, our CEO (i) provided the Compensation Committee his assessment of the performance of our executive officers in fiscal 2007, (ii) made a recommendation to the Compensation Committee regarding executive officer base pay increases for fiscal 2008, and (iii) made a recommendation to the Compensation Committee regarding performance criteria for executive officers under the Performance Bonus Plan for 2008.

The Compensation Committee considered the above information, among other things, when making executive officer compensation decisions in fiscal 2007 and the beginning of fiscal 2008. Although the Compensation Committee considers information and recommendations presented by executive officers, it makes executive officer compensation decisions independent of the Company's management. Other than the information supplied above, no other executive officers played a role in determining executive officer compensation in fiscal 2007 and the beginning of fiscal 2008.

Retirement of Michael Callahan

As previously announced, Michael Callahan will retire as Senior Vice President of Business Development and International Operations as of May 17, 2008. At our request, Mr. Callahan has agreed to be a consultant for no less than 24 months and up to 30 months following his retirement. Under the terms of a Retirement Transition and Consulting Agreement, upon his retirement, we have agreed to pay Mr. Callahan a monthly consulting fee of $60,798 and various other one-time fees totaling $99,074. In addition, 3,670 unvested options that Mr. Callahan has been granted pursuant to our 2004 Stock Plan will become vested upon Mr. Callahan's retirement. We entered into the Retirement Transition and Consulting Agreement to facilitate a smooth and orderly transition of Mr. Callahan's duties and responsibilities upon his retirement, and to assure access to Mr. Callahan's unique and valuable services following his retirement. Mr. Callahan has agreed to not compete with us during the time he is serving as a consultant.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing Compensation Committee Report for 2007 is provided by the undersigned members of the Compensation Committee.

Michael R. McCarthy (Chairman)
Reuben Mark
Stephen P. Murray

Summary Compensation Table

The following table summarizes the total compensation earned by each of our named executive officers for the fiscal year ended December 29, 2007.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Dennis Highby,	2007	$691,320	$ 999,550	—	$253,586	—	—	$13,000	$1,957,456
President and Chief Executive Officer	2006	$665,450	$1,825,500	—	$373,932	—	$ 2,157	$13,000	$2,880,039
Ralph W. Castner,	2007	$362,796	$ 255,488	—	$110,801	—	—	$ 8,000	$ 737,085
Vice President and Chief Financial Officer, and Chairman of the Board of World's Foremost Bank	2006	$319,630	$ 463,000	—	$110,019	—	$18,918	$ 8,000	$ 919,567
Patrick A. Snyder,	2007	$426,139	$ 300,425	—	$108,489	—	—	$13,000	$ 848,053
Senior Vice President of Merchandising, Marketing, and Retail Operations	2006	$410,192	$ 550,500	—	$ 68,027	—	$ 615	$13,000	$1,042,334
Michael Callahan,	2007	$436,061	$ 300,425	—	$108,489	—	—	$13,000	$ 857,975
Senior Vice President of Business Development and International Operations	2006	$418,540	$ 550,500	—	$ 68,027	—	$ 580	$13,000	$1,050,647
Brian J. Linneman,	2007	$311,951	$ 255,488	—	$110,141	—	—	$ 8,000	$ 685,580
Senior Vice President of Global Supply Chain and Operations	2006	$266,358	$ 463,000	—	$100,121	—	$ 410	$ 8,000	$ 837,889

(1) For Mr. Callahan only, for 2007 and 2006 includes $9,922 and $8,348, respectively, of vacation sold back to the Company at 75% of value in accordance with the Company's standard vacation policy.

(2) For 2007 and 2006, for each of the named executive officers, includes bonuses paid under our short-term cash incentive plan and a $300 Christmas bonus. For 2007, includes the following 401(k) Plan matching contributions paid outside the plan due to plan contribution limits: Mr. Highby, $500; Mr. Castner, $5,500; Mr. Snyder, $500; Mr. Callahan, $500; and Mr. Linneman, $5,500. For 2006, includes the following 401(k) Plan matching contributions paid outside the plan due to plan contribution limits: Mr. Highby, $200; Mr. Castner, $5,200; Mr. Snyder, $200; Mr. Callahan, $200; and Mr. Linneman, $5,200.

(3) Reflects the dollar amount recognized for financial statement reporting purposes in accordance with FAS No. 123 (revised 2004), *Share-Based Payment* ("FAS 123R"), and thus includes amounts from awards granted in the current year and prior years. Refer to Note 18 "Stock Based Compensation and Stock Option Plans" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 27, 2008, for the relevant assumptions used to determine the valuation of our option awards.

(4) Consists of above-market interest on deferred compensation. Effective January 1, 2007, the Company's deferred compensation plan was amended to provide that the Company shall not pay any above-market interest on deferred compensation amounts to any of the Company's named executive officers.

(5) Consists of 401(k) Plan matching contributions for each of the named executive officers.

Grants of Plan-Based Awards

The following table sets forth, as to our named executive officers, information concerning stock options granted during the fiscal year ended December 29, 2007.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options		Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	Exercise or Base Price of Option Awards ($/Sh)	($)
Dennis Highby	05/15/07	—	—	—	—	—	—	—	100,000	$22.37	$787,790
Ralph W. Castner	05/15/07	—	—	—	—	—	—	—	35,000	$22.37	$275,727
Patrick A. Snyder	05/15/07	—	—	—	—	—	—	—	35,000	$22.37	$275,727
Michael Callahan	05/15/07	—	—	—	—	—	—	—	35,000	$22.37	$275,727
Brian J. Linneman	05/15/07	—	—	—	—	—	—	—	35,000	$22.37	$275,727

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth outstanding stock option awards classified as exercisable or unexercisable for each of our named executive officers as of December 29, 2007.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Dennis Highby	143,130	95,420 (4)	—	$20.00	05/01/2014				
	40,000	—	—	$20.00	04/14/2015				
	8,000	32,000	—	$19.35	05/09/2016	—	—	—	—
		100,000 (5)	—	$22.37	05/15/2015				
Ralph W. Castner	14,680	14,680 (2)	—	$ 5.76	07/13/2010				
	18,960	23,596 (2)	—	$ 9.13	07/27/2011				
	14,070	9,434 (2)	—	$ 9.13	07/27/2011				
	22,020	7,340 (3)	—	$11.20	07/24/2008				
	22,020	14,680 (4)	—	$13.34	05/01/2014	—	—	—	—
	4,404	2,936 (4)	—	$20.00	05/01/2014				
	20,000	—	—	$20.00	04/14/2015				
	5,500	22,000	—	$19.35	05/09/2016				
		35,000 (5)	—	$22.37	05/15/2015				
Patrick A. Snyder	14,680	14,680 (3)	—	$11.20	07/24/2008				
	11,010	7,340 (4)	—	$13.34	05/01/2014				
	20,000	—	—	$20.00	04/14/2015	—	—	—	—
	5,500	22,000	—	$19.35	05/09/2016				
		35,000 (5)	—	$22.37	05/15/2015				
Michael Callahan	58,720	14,680 (3)	—	$11.20	07/24/2008				
	11,010	7,340 (4)	—	$13.34	05/01/2014				
	20,000	—	—	$20.00	04/14/2015	—	—	—	—
	5,500	22,000	—	$19.35	05/09/2016				
		35,000 (5)	—	$22.37	05/15/2015				
Brian J. Linneman	5,505	3,670 (2)	—	$ 5.76	07/13/2010				
	5,505	5,505 (2)	—	$ 9.13	07/27/2011				
	16,515	22,020 (2)	—	$10.11	07/02/2012				
	22,020	7,340 (3)	—	$11.20	07/24/2008				
	22,020	14,680 (4)	—	$13.34	05/01/2014	—	—	—	—
	20,000	—	—	$20.00	04/14/2015				
	5,500	22,000	—	$19.35	05/09/2016				
		35,000 (5)	—	$22.37	05/15/2015				

(1) Unless otherwise indicated by footnote, all options listed above vest at a rate of 20% per year on the anniversary date of grant and have a ten-year term.

(2) Options vest at a rate of 10% per year beginning on the date of grant and an additional 10% each January 1st thereafter.

(3) Options vest at a rate of 20% per year beginning on January 1, 2004, and have a five-year term.

(4) Options vest at a rate of 20% per year beginning on January 1, 2005, and have a ten-year term.

(5) Options vest in three equal annual installments beginning on May 15, 2008, and have an eight-year term.

Option Exercises and Stock Vested

None of our named executive officers exercised any stock options during the fiscal year ended December 29, 2007.

Nonqualified Deferred Compensation

The following table sets forth earnings, distributions, and balances for each of our named executive officers under our nonqualified deferred compensation plan for the fiscal year ended December 29, 2007. Our nonqualified deferred compensation plan was frozen as of December 31, 2004, and no new money is allowed to be contributed to the plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Dennis Highby	—	—	—	—	—
Ralph W. Castner	—	—	$28,906	$34,453	$507,477
Patrick A. Snyder	—	—	$ 36	—	$ 650
Michael Callahan	—	—	—	—	—
Brian J. Linneman	—	—	$ 121	—	$ 2,183

Equity Compensation Plan Information as of Fiscal Year-End

The following table summarizes, as of fiscal year-end 2007, information about our compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	5,312,444	$16.28	3,974,472 (1)
Equity compensation plans not approved by security holders	—	—	—
Total	5,312,444	$16.28	3,974,472 (1)

(1) Of these shares, 1,445,276 remain available for future issuance under our Employee Stock Purchase Plan and 2,529,196 remain available for future issuance under our 2004 Stock Plan.

Employment Agreements

In January 2004, we entered into an employment agreement with Mr. R. Cabela. Mr. R. Cabela agreed to serve in the executive position of Chairman of our Company. Under the employment agreement, Mr. R. Cabela currently receives an annual base salary of $283,184 and is precluded from participating in any of our incentive compensation programs. We may terminate Mr. R. Cabela's employment agreement without cause upon 180 days written notice. We may terminate Mr. R. Cabela's employment agreement at any time for cause. Mr. R. Cabela may terminate his employment agreement upon 90 days written notice. We are required to pay Mr. R. Cabela his base salary through the effective date of any termination of his employment agreement. The employment agreement prohibits Mr. R. Cabela from competing with us for a period of twelve months following the termination of the employment agreement for any reason. Mr. R. Cabela has assigned to us exclusive rights in and to any intellectual property developed by him during his employment with us in the scope of our actual or anticipated business operations or that relates to any of our actual or anticipated products or services. We are required to provide Mr. R. Cabela with statutory indemnification to the fullest extent provided by law for any claims asserted against him relating to his service as an officer or director of the Company.

In January 2004, we entered into an employment agreement with Mr. J. Cabela. Mr. J. Cabela agreed to serve in the executive position of Vice Chairman of our Company. Under the employment agreement, Mr. J. Cabela currently receives an annual base salary of $288,963 and is precluded from participating in any of our incentive compensation programs. We may terminate Mr. J. Cabela's employment agreement without cause upon 180 days written notice. We may terminate Mr. J. Cabela's employment agreement at any time for cause. Mr. J. Cabela may terminate his employment agreement upon 90 days written notice. We are required to pay Mr. J. Cabela his base salary through the effective date of any termination of his employment agreement. The employment agreement prohibits Mr. J. Cabela from competing with us for a period of twelve months following the termination of the employment agreement for any reason. Mr. J. Cabela has assigned to us exclusive rights in and to any intellectual property developed by him during his employment with us in the scope of our actual or anticipated business operations or that relates to any of our actual or anticipated products or services. We are required to provide Mr. J. Cabela with statutory indemnification to the fullest extent provided by law for any claims asserted against him relating to his service as an officer or director of the Company.

Potential Payments Upon Termination or Change in Control

Management Change of Control Severance Agreements

We have entered into agreements containing change in control severance provisions with our named executive officers. The terms of these agreements are the same for each of our named executive officers. A copy of the form used for these agreements is filed as Exhibit 10.19 to our Registration Statement on Form S-1 filed on March 23, 2004. Under these agreements, if any of our named executive officers are terminated without cause or resign for good reason within twenty-four months of certain transactions resulting in a change in control, then they would be entitled to receive severance benefits equal to two years' base salary and bonus, payable in a lump sum, and insurance benefits. The bonus element would be equal to the average of the last two incentive bonuses paid. The insurance benefits for each executive and his dependents would be equal to eighteen months coverage for health and dental insurance and twenty-four months coverage for life and disability insurance. Severance benefits are not payable if employment is terminated due to disability, retirement, or death.

Each of these agreements also provides that to the extent any of the payments under the agreements would exceed the limitation of Section 280G of the Internal Revenue Code, or the Code, such that an excise tax would be imposed under Section 4999 of the Code, the executive would receive an additional "gross-up" payment to indemnify him for the effect of such excise tax. In addition, any unvested stock options owned by such an executive, that did not vest upon the change in control pursuant to the terms of the applicable plan, would become fully vested and any non-competition and non-solicitation agreements we have with such an executive would automatically terminate. All confidentiality provisions, however, would remain in place.

Generally, pursuant to these agreements, a "change in control" is deemed to occur upon:

- any acquisition (other than directly from the Company) of more than 50% of the combined voting power of the Company's then outstanding voting securities by any "person" as defined in the Securities Exchange Act of 1934;
- the consummation of a sale or other disposition of all or substantially all of the assets of the Company, except for a sale after which the Board does not change;
- any merger, consolidation, or reorganization of the Company, unless the prior shareholders continue to own at least 51% of the outstanding equity interests of the Company;

- a complete liquidation or dissolution of the Company; or
- election of a Board at least a majority of which is not made up of directors as of the date of the change of control agreements or individuals approved by such directors.

Generally, pursuant to these agreements, "good reason" is deemed to exist when there is a:

- material modification of the executive's responsibilities, title, authority, or reporting responsibilities;
- material reduction in the executive's base salary or the potential benefits available to the executive under the Company's incentive compensation agreements;
- failure by the Company to continue to provide benefits substantially similar to those enjoyed by the executive prior to the change in control under the Company's employee benefit, life insurance, medical, health and accident, or disability plans; or
- change in the executive's principal place of employment by a distance in excess of 100 miles.

Generally, pursuant to these agreements, "cause" includes:

- the executive being charged with a felony;
- fraud, embezzlement, or theft by the executive relating to the Company;
- gross negligence (i.e., actions in bad faith, not merely an error in judgment) of the executive which is materially detrimental to the Company's business; or
- failure by the executive to fulfill his duties as an employee of the Company that have not been remedied within 30 days after written notice of such failure or repeated failure to fulfill the same duties after having received two notifications regarding such failure from the Company.

If a change in control were to take place as of December 28, 2007, and these executives are terminated without cause or resign for good reason as of such date, the estimated severance payments and benefits that would be provided are as follows.

Name	Lump Sum Cash Payment ($)	Value of 18 Months Coverage for Health and Dental Insurance ($)(1)	Value of 24 Months Coverage for Life and Disability Insurance ($)(1)	Maximum Value of Accelerated Vesting of Stock Options ($)(2)	Gross-up Payment ($)	Total ($)
Dennis Highby	$4,857,640	$17,822	$1,174	—	—	$4,876,636
Ralph W. Castner	$1,598,092	$17,822	$1,174	$367,844	—	$1,984,932
Patrick A. Snyder	$1,902,278	$17,822	$1,174	$ 63,564	—	$1,984,838
Michael Callahan	$1,902,278	$17,822	$1,174	$ 63,564	—	$1,984,838
Brian J. Linneman	$1,496,402	$17,822	$1,174	$215,521	—	$1,730,919

(1) The health, dental, life, and disability insurance payments are calculated based on the current per employee pro rata costs accrued each month and any premiums payable to third party carriers.

(2) The maximum value of accelerated vesting of stock options was calculated by multiplying the number of shares underlying unvested options by the closing price of our common stock as of December 28, 2007, and then deducting the aggregate exercise price.

1997 Stock Option Plan and 2004 Stock Plan

In addition to our management change of control severance agreements, we have granted stock options to our named executive officers under our 1997 Stock Option Plan (the "1997 Plan") and our 2004 Stock Plan. The 1997 Plan and 2004 Stock Plan both contain certain change in control provisions. In the event of a change in control, the change in control provisions contained in these plans would operate independently of those contained in our management change of control severance agreements described above. If cash payments were made or option vesting was accelerated under these plans as described below, our named executive officers would not receive the value of accelerated vesting of stock options listed in the table above under their management change of control severance agreements. In other words, the cash payments or accelerated vesting of stock options described below would be in lieu of the value of accelerated vesting of stock options listed in the table above.

1997 Stock Option Plan. In the event of a change in control (as defined in the 1997 Plan), each outstanding option under the 1997 Plan would be canceled in return for a cash payment per share of common stock subject to that option (whether or not the option is otherwise at that time vested and exercisable for all the option shares) equal to the highest price per share paid for our common stock in effecting that change in control less the option exercise price payable per share under the canceled option. If a change in control were to take place as of December 28, 2007, the cash payment to each named executive officer for each outstanding option granted under the 1997 Plan would be as follows using the closing price of our common stock on such date.

	1997 Stock Option Plan				
Name	Number of Securities Underlying Outstanding Options (#)(1)	Closing Price of Common Stock on Dec. 28, 2007 ($)(2)	Option Exercise Price ($)(3)	Cash Payment ($)(2) minus (3) times (1)	Option Expiration Date
Dennis Highby	—	—	—	—	—
Ralph W. Castner	29,360	$14.80	$ 5.76	$265,414	07/13/2010
	42,556	$14.80	$ 9.13	$241,293	07/27/2011
	23,504	$14.80	$ 9.13	$133,268	07/27/2011
	29,360	$14.80	$11.20	$105,696	07/24/2008
Patrick A. Snyder	29,360	$14.80	$11.20	$105,696	07/24/2008
Michael Callahan	73,400	$14.80	$11.20	$264,240	07/24/2008
Brian J. Linneman	9,175	$14.80	$ 5.76	$ 82,942	07/13/2010
	11,010	$14.80	$ 9.13	$ 62,427	07/27/2011
	38,535	$14.80	$10.11	$180,729	07/02/2012
	29,360	$14.80	$11.20	$105,696	07/24/2008

However, such cash payments would not occur if in the good faith discretion of the Compensation Committee those options are to be honored or assumed by the acquiring company or new rights substituted therefore to acquire fully-vested, publicly-traded securities of the acquiring company or its corporate parent at an exercise price per share which preserves the economic value of each such option immediately prior to the change in control.

2004 Stock Plan. In the event of a change in control (as defined in the 2004 Stock Plan), each outstanding option under the 2004 Stock Plan would become fully vested and exercisable or, at the discretion of the Compensation Committee, each outstanding option (whether or not the option is otherwise at that time vested and exercisable for all the option shares) would be canceled in exchange for a payment in cash equal to the product of (i) the excess of the change in control price over the exercise price, and (ii) the number of shares of common stock covered by such option. If a change in control were to take place as of December 28, 2007, the maximum value of accelerated vesting of stock options granted under the 2004 Stock Plan would be as follows using the closing price of our common stock on such date.

	2004 Stock Plan				
Name	Number of Securities Underlying Unexercisable Options (#)(1)	Closing Price of Common Stock on Dec. 28, 2007 ($)(2)	Option Exercise Price ($)(3)	Maximum Value of Accelerated Vesting of Stock Options ($)(2) minus (3) times (1)	Option Expiration Date
Dennis Highby	95,420	$14.80	$20.00	—	05/01/2014
	32,000	$14.80	$19.35	—	05/09/2016
	100,000	$14.80	$22.37	—	05/15/2015
Ralph W. Castner	14,680	$14.80	$13.34	$21,433	05/01/2014
	2,936	$14.80	$20.00	—	05/01/2014
	22,000	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015
Patrick A. Snyder	7,340	$14.80	$13.34	$10,716	05/01/2014
	22,000	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015
Michael Callahan	7,340	$14.80	$13.34	$10,716	05/01/2014
	22,000	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015
Brian J. Linneman	14,680	$14.80	$13.34	$21,433	05/01/2014
	22,000	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015

In the event the Compensation Committee selected the cash payment option, the cash payment to each named executive officer for each outstanding option granted under the 2004 Stock Plan would be as follows using the closing price of our common stock on December 28, 2007.

	2004 Stock Plan				
Name	Number of Securities Underlying Outstanding Options (#)(1)	Closing Price of Common Stock on Dec. 28, 2007 ($)(2)	Option Exercise Price ($)(3)	Cash Payment ($)(2) minus (3) times (1)	Option Expiration Date
Dennis Highby	238,550	$14.80	$20.00	—	05/01/2014
	40,000	$14.80	$20.00	—	04/14/2015
	40,000	$14.80	$19.35	—	05/09/2016
	100,000	$14.80	$22.37	—	05/15/2015
Ralph W. Castner	36,700	$14.80	$13.34	$53,582	05/01/2014
	7,340	$14.80	$20.00	—	05/01/2014
	20,000	$14.80	$20.00	—	04/14/2015
	27,500	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015
Patrick A. Snyder	18,350	$14.80	$13.34	$26,791	05/01/2014
	20,000	$14.80	$20.00	—	04/14/2015
	27,500	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015
Michael Callahan	18,350	$14.80	$13.34	$26,791	05/01/2014
	20,000	$14.80	$20.00	—	04/14/2015
	27,500	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015
Brian J. Linneman	36,700	$14.80	$13.34	$53,582	05/01/2014
	20,000	$14.80	$20.00	—	04/14/2015
	27,500	$14.80	$19.35	—	05/09/2016
	35,000	$14.80	$22.37	—	05/15/2015

Notwithstanding the foregoing, if the Compensation Committee determined before the change in control that all outstanding awards of options would be honored or assumed by the acquirer, or alternative awards with equal or better terms would be made available, such outstanding awards of options would not be canceled, their vesting and exercisability would not be accelerated, and there would be no payment in exchange for such awards.

DIRECTOR COMPENSATION

During 2007, we paid our non-employee directors an annual retainer of $35,000 and a fee of $2,500 for each Board meeting attended ($1,000 for meetings attended by telephone). We also paid the Lead Director an annual retainer of $10,000, the Chairman of the Audit Committee an annual retainer of $15,000, the Chairman of the Compensation Committee an annual retainer of $10,000, and the Chairman of the Nominating and Corporate Governance Committee an annual retainer of $10,000. In addition, each member of the Audit Committee (including the Chairman) was paid an annual retainer of $15,000, each member of the Compensation Committee (including the Chairman) was paid an annual retainer of $10,000, and each member of the Nominating and Corporate Governance Committee (including the Chairman) was paid an annual retainer of $10,000. Directors who are employees of the Company receive no compensation for their service as directors.

We promptly reimburse all non-employee directors for reasonable expenses incurred to attend Board meetings. In addition, non-employee directors are eligible to receive option grants under our 2004 Stock Plan. Under this plan, each of our non-employee directors is automatically granted an initial option to purchase 2,000 shares of our common stock upon the date the non-employee director first joins our Board. In addition, subject to certain restrictions in the plan, each non-employee director also will be automatically granted an annual option to purchase 2,000 shares of our common stock on the date immediately following our annual meeting of shareholders. The exercise price for each of these options will be the fair market value of the stock underlying the option on the date of the grant. The initial and annual option grants to non-employee directors vest on the first anniversary of the grant date.

As an emeritus director, Mr. Matzke receives an annual retainer of $35,000. Mr. Matzke is reimbursed for his travel expenses to attend Board and committee meetings, and is entitled to indemnification in his role as an emeritus director.

The table below summarizes the compensation paid to our non-employee directors for the fiscal year ended December 29, 2007.

Name (1)	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Theodore M. Armstrong	$ 98,940	—	$17,219	—	—	—	$116,159
John H. Edmondson	$ 18,008	—	$ 3,731				$ 21,739
John Gottschalk	$ 87,500	—	$17,219	—	—	—	$104,719
Reuben Mark	$ 79,969	—	$17,219	—	—	—	$ 97,188
Gerald E. Matzke (emeritus director)	$ 35,000	—	—	—	—	—	$ 35,000
Michael R. McCarthy	$107,500	—	$17,219	—	—	—	$124,719
Stephen P. Murray	$ 66,000	—	$ 9,873	—	—	—	$ 75,873

(1) Richard N. Cabela, the Company's executive Chairman, James W. Cabela, the Company's executive Vice Chairman, and Dennis Highby, the Company's President and Chief Executive Officer, are not included in this table as they are employees of the Company and thus receive no compensation for their service as directors. The compensation received by Mr. Highby as an employee of the Company is shown in the Summary Compensation Table on page 20. Compensation received by Messrs. R. Cabela and J. Cabela is not required to be presented in the Summary Compensation Table pursuant to the rules of the SEC

because neither served as the Company's principal executive officer or principal financial officer, or was one of the Company's other three most highly compensated executive officers, at any time during fiscal 2007.

(2) The amount shown is the amount earned during fiscal 2007 by our non-employee directors. Our non-employee directors are paid annual retainer amounts in four quarterly installments. These installments are paid at the beginning of each quarter. Fees earned for meeting attendance during a quarter are paid at the beginning of the following quarter. The amount shown includes $20,000 for each of Messrs. Armstrong and McCarthy for fees earned as a director of World's Foremost Bank, our wholly-owned bank subsidiary.

(3) Reflects the dollar amount recognized for financial statement reporting purposes for fiscal 2007 in accordance with FAS 123R, and thus includes amounts from awards granted in and prior to fiscal 2007. Refer to Note 18 "Stock Based Compensation and Stock Option Plans" in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K filed on February 27, 2008, for the relevant assumptions used to determine the valuation of our option awards. The grant date fair value of each stock option award granted to Messrs. Armstrong, Gottschalk, Mark, McCarthy, and Murray in fiscal 2007 was $15,712. The grant date fair value of the stock option award granted to Mr. Edmondson in fiscal 2007 was $16,454. As of December 29, 2007, each director had the following number of stock options outstanding: Mr. Armstrong, 6,000; Mr. Edmondson, 2,000; Mr. Gottschalk, 8,000; Mr. Mark, 8,000; Mr. Matzke (emeritus director), 9,340; Mr. McCarthy, 13,340; and Mr. Murray, 4,000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 17, 2008 (except as noted below), the number and percentage of outstanding shares of our common stock beneficially owned by each person known by us to beneficially own more than 5% of such stock, by each director and named executive officer, and by all directors and executive officers as a group.

Except as otherwise noted below, the address for those individuals for which an address is not otherwise indicated is c/o Cabela's, One Cabela Drive, Sidney, Nebraska 69160.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated in the footnotes to the table below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 66,011,696 shares of common stock outstanding as of March 17, 2008.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock as to which the person has the right to acquire beneficial ownership within 60 days of March 17, 2008, through the exercise of any option, conversion rights, or other rights. We did not deem these shares outstanding for purposes of computing the percentage ownership of any other person.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock Beneficially Owned
5% Shareholders		
Richard N. Cabela (1)	9,640,780	14.60%
Mary A. Cabela (2)	9,628,200	14.59%
James W. Cabela (3)	11,726,260	17.76%
HBK Investments L.P. (4)	6,200,000	9.39%
Wallace R. Weitz & Company (5)	3,912,865	5.93%
McCarthy Group, LLC (6)	3,589,471	5.44%
Directors and Named Executive Officers		
Dennis Highby (7)	978,258	1.48%
Patrick A. Snyder (8)	337,598	*
Michael Callahan (9)	422,429	*
Brian J. Linneman (10)	174,919	*
Ralph W. Castner (11)	274,798	*
Theodore M. Armstrong (12)	13,000	*
John. H. Edmondson (13)	4,500	*
John Gottschalk (14)	215,711	*
Reuben Mark (15)	28,000	*
Gerald E. Matzke (emeritus director) (16)	33,195	*
Michael R. McCarthy (17)	3,693,826	5.59%
Stephen P. Murray (18)	39,600	*
All Directors and Executive Officers (15 persons) (19)	27,653,077	41.33%

*Less than 1% of total.

(1) Includes (a) 8,576,358 shares of common stock held by Cabela's Family, LLC with respect to which Mr. R. Cabela has shared investment power and sole voting power, (b) 87,606 shares of common stock held by Cabela's Family, LLC with respect to which Mr. R. Cabela has shared investment power, but not voting power, (c) 879,236 shares of common stock held by the M.A. Cabela 2006 Irrevocable Annuity Trust dated August 23, 2006, (d) 40,000 shares of common stock held by Mudhead Investments, LLC with respect to which Mr. R. Cabela has shared investment power and shared voting power, (e) 45,000 shares of common stock held by the Cabela Family Foundation with respect to which Mr. R. Cabela has shared investment power and shared voting power, and (f) 12,580 shares of common stock held in our 401(k) Plan.

(2) Includes (a) 87,606 shares of common stock held by Cabela's Family, LLC, with respect to which Mrs. Cabela has shared investment power and sole voting power, (b) 8,576,358 shares of common stock held by Cabela's Family, LLC with respect to which Mrs. Cabela has shared investment power, but not voting power, (c) 879,236 shares of common stock held by the M.A. Cabela 2006 Irrevocable Annuity Trust dated August 23, 2006, (d) 40,000 shares of common stock held by Mudhead Investments, LLC with respect to which Mrs. Cabela has shared investment power and shared voting power, and (e) 45,000 shares of common stock held by the Cabela Family Foundation with respect to which Mrs. Cabela has shared investment power and shared voting power. Mrs. Cabela disclaims beneficial ownership of the shares of common stock held by the M.A. Cabela 2006 Irrevocable Annuity Trust dated August 23, 2006, except to the extent of her pecuniary interest therein.

(3) Includes 10,402 shares of common stock held in our 401(k) Plan.

(4) This is based on an Amendment to Schedule 13G filed with the SEC on February 1, 2008, by HBK Investments, L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. According to the Schedule 13G/A, HBK Investments, L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. had shared voting power and shared dispositive power with regard to 6,200,000 shares of common stock as of December 31, 2007. Also according to the Schedule 13G/A, HBK Investments L.P. has delegated discretion to vote and dispose of the securities to HBK Services LLC ("Services"). Services may, from time to time, delegate discretion to vote and dispose of certain of the securities to HBK New York LLC, HBK Virginia LLC, HBK Europe Management LLP, and/or HBK Hong Kong Ltd. (collectively, the "Subadvisors"). Each of Services and the Subadvisors is under common control with HBK Investments L.P. The Subadvisors expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the securities. Also according to the Schedule 13G/A, Jamiel A. Akhtar, Richard L. Booth, David C. Haley, Lawrence H. Lebowitz, and William E. Rose are each managing members (collectively, the "Members") of HBK Management LLC. The Members expressly declare that the filing of the statement on Schedule 13G shall not be construed as an admission that they are, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, beneficial owners of the securities. The address for HBK Investments, L.P., HBK Services LLC, HBK Partners II L.P., HBK Management LLC, and HBK Master Fund L.P. is 300 Crescent Court, Suite 700, Dallas, Texas 75201.

(5) This is based on a Schedule 13G filed with the SEC on January 11, 2008, by Wallace R. Weitz & Company and Wallace R. Weitz. According to the Schedule 13G, Wallace R. Weitz & Company had sole voting power with regard to 3,829,865 shares of common stock and sole dispositive power with regard to 3,912,865 shares of common stock as of December 31, 2007. Also according to the Schedule 13G, Mr. Weitz, as the President and primary owner of Wallace R. Weitz & Company, may be deemed to be an indirect beneficial owner of the securities reported on the statement. Also according to the Schedule

13G, Mr. Weitz does not directly or indirectly own any of the securities reported on the statement for his own account. The address for Wallace R. Weitz & Company and Wallace R. Weitz is 1125 South 103rd Street, Suite 600, Omaha, Nebraska 68124.

(6) Includes (a) 3,032,016 shares of common stock held by MGL Holdings, LLC, or Holdings, and (b) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C., or Micro-Cap. Michael R. McCarthy, one of our directors, is the Chairman of McCarthy Group, LLC, or MGL. Holdings is a wholly-owned subsidiary of MGL. McCarthy Capital Corporation is an indirectly wholly-owned subsidiary of MGL and also the manager of Holdings and Micro-Cap. The address for McCarthy Group, LLC is First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

(7) Includes (a) 85,792 shares of common stock held by a Grantor Retained Annuity Trust, (b) 14,595 shares of common stock held in our 401(k) Plan, and (c) 280,173 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. Mr. Highby disclaims beneficial ownership of the shares of common stock held by the Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(8) Includes (a) 22,020 shares of common stock held by a Grantor Retained Annuity Trust, (b) 12,351 shares of common stock held in our 401(k) Plan, and (c) 86,707 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. Mr. Snyder disclaims beneficial ownership of the shares of common stock held by the Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(9) Includes (a) 35,699 shares of common stock held by a Grantor Retained Annuity Trust, (b) 13,308 shares of common stock held in our 401(k) Plan, and (c) 130,747 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. Mr. Callahan disclaims beneficial ownership of the shares of common stock held by the Grantor Retained Annuity Trust except to the extent of his pecuniary interest therein.

(10) Includes (a) 314 shares of common stock held in our 401(k) Plan and (b) 138,087 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008.

(11) Includes (a) 119 shares of common stock held in our 401(k) Plan and (b) 173,319 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008.

(12) Includes 6,000 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. The address for Mr. Armstrong is 7730 Carondelet, Suite 103, St. Louis, Missouri 63105.

(13) The address for Mr. Edmondson is 12112 Rancho Vistoso Boulevard, Suite A-150, Oro Valley, Arizona 85755.

(14) Includes 8,000 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. The address for Mr. Gottschalk is 1314 Douglas Street, Suite 1500, Omaha, Nebraska 68102.

(15) Includes 8,000 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008, and 20,000 shares pledged as security. The address for Mr. Mark is c/o Colgate-Palmolive Company, 300 Park Avenue, New York, New York 10022.

(16) Includes 9,340 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. The address for Mr. Matzke is 907 Jackson Street, P.O. Box 316, Sidney, Nebraska 69162.

(17) Mr. McCarthy's beneficial ownership includes (a) 13,340 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008, (b) 3,032,016 shares of common stock held by MGL Holdings, LLC, or Holdings, and (c) 557,455 shares of Common Stock held by Fulcrum Micro-Cap, L.L.C., or Micro-Cap. Holdings is a wholly-owned subsidiary of McCarthy Group, LLC, or MGL. McCarthy Capital Corporation is an indirectly wholly-owned subsidiary of MGL and also the manager of Holdings

and Micro-Cap. Mr. McCarthy is the Chairman of MGL. Although Mr. McCarthy may be deemed the beneficial owner of the shares held by Holdings and Micro-Cap, he disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. McCarthy is c/o McCarthy Group, LLC, First National Tower, 1601 Dodge Street, Suite 3800, Omaha, Nebraska 68102.

(18) Includes 4,000 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008. The address of Mr. Murray is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167.

(19) Includes (a) 895,473 shares of common stock issuable upon exercise of stock options within 60 days of March 17, 2008, (b) 8,576,358 shares of common stock with respect to which our directors and officers have shared investment power and sole voting power, (c) 87,606 shares of common stock with respect to which our directors and officers have shared investment power, but not voting power, and (d) 85,000 shares of common stock with respect to which our directors and officers have shared investment power and shared voting power.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC and NYSE reports of ownership of our securities and changes in reported ownership. Based solely on a review of the reports furnished to us, or written representations from reporting persons that all reportable transactions were reported, we believe that during the fiscal year ended December 29, 2007, our officers, directors, and greater than ten percent owners timely filed all reports they were required to file under Section 16(a).

TRANSACTIONS WITH RELATED PERSONS

The Audit Committee has adopted a policy and procedures for review, approval, and monitoring of transactions involving the Company and "related persons" (directors, executive officers, shareholders owning more than five percent of any class of the Company's voting securities, and any immediate family member of any of the foregoing). The policy covers any transaction, arrangement, or relationship in which the Company was, is, or will be a participant and the amount involved exceeds $120,000, and in which any related person had, has, or will have a direct or indirect interest.

Related person transactions must be approved or ratified by the Audit Committee. The Audit Committee will approve or ratify only those related person transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith. In considering the transaction, the Audit Committee will consider all of the relevant facts and circumstances available to the Committee, including (if applicable), but not limited to: the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediately family member of a director, or an entity in which a director is a partner, shareholder, or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. No member of the Audit Committee will participate in any review, consideration, or approval of any related person transaction with respect to which such member or any of his or her immediate family members is the related person.

The Audit Committee will annually review any previously approved or ratified related person transactions that remain ongoing. Based on all relevant facts and circumstances, taking into consideration the Company's contractual obligations, the Audit Committee will determine if it is in the best interests of the Company and its shareholders to continue, modify, or terminate the related person transactions.

PROPOSAL TWO –
APPROVAL OF PERFORMANCE BONUS PLAN

The Company is proposing for shareholder approval the Cabela's Incorporated Performance Bonus Plan (the "Performance Bonus Plan"). The Company is seeking shareholder approval of the Performance Bonus Plan at the Annual Meeting in order to meet requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended, and preserve the tax deductibility of certain performance-based awards that are intended by the Company to be deductible. Section 162(m) generally provides that we may not take a federal income tax deduction for compensation in excess of $1,000,000 paid to the Chief Executive Officer and the three other most highly compensated executive officers (except for the Chief Financial Officer) in any one year. However, Section 162(m) does not preclude us from taking a federal income tax deduction for certain qualifying performance-based compensation paid to an executive officer in a year even if that compensation exceeds $1,000,000. The Performance Bonus Plan is structured to satisfy the requirements for performance-based compensation within the meaning of Section 162(m) and related regulations. Section 162(m) requires that certain material terms of the Performance Bonus Plan be approved by our shareholders. Shareholder approval of the Performance Bonus Plan will also constitute approval of (i) the performance criteria upon which performance-based awards that are intended to be deductible by the Company under Section 162(m) may be based under the Performance Bonus Plan; (ii) the annual per-participant limit of $5 million for any bonus award; and (iii) the classes of employees eligible to receive awards under the Performance Bonus Plan.

Description of the Performance Bonus Plan

The description of the Performance Bonus Plan set forth below is a summary, does not purport to be complete, and is qualified in its entirety by the provisions of the Performance Bonus Plan itself. The complete text of the Performance Bonus Plan is attached as Appendix C to this Proxy Statement. Our Board has approved the Performance Bonus Plan, effective February 12, 2008.

Purpose. The purpose of the Performance Bonus Plan is to establish a program of incentive compensation for designated officers and/or key executive employees of the Company and its subsidiaries and divisions that is directly related to the performance results of the Company and such employees. The Performance Bonus Plan provides performance incentives, contingent upon continued employment and meeting certain corporate goals, to certain key executives who make substantial contributions to the Company.

Administration. The Performance Bonus Plan will be administered by either (i) the Compensation Committee of the Board or (ii) a committee selected by the Board to administer the Performance Bonus Plan and composed of not less than two directors, each of whom is an "outside director," within the meaning of Section 162(m).

The Compensation Committee, in its sole discretion, will determine eligibility for participation, establish the maximum award which may be earned by each participant (which may be expressed in terms of dollar amount, percentage of salary, or any other measurement), establish goals for each participant (which may be objective or subjective, and based on individual, Company, subsidiary and/or division performance), calculate and determine each participant's level of attainment of such goals, and calculate the bonus award for each participant based upon such level of attainment. Except as otherwise expressly provided in the Performance Bonus Plan, the Compensation Committee has the full power and authority to construe, interpret, and administer the Performance Bonus Plan, including the power to amend or terminate the Performance Bonus Plan as further described below. The Compensation Committee may at any time adopt such rules, regulations, policies, or practices as, in its sole discretion, it determines to be necessary or appropriate for the administration of, or the performance of its respective responsibilities under, the Performance Bonus Plan. The Compensation Committee may at any time amend, modify, suspend, or terminate such rules, regulations, policies, or practices.

Eligibility. Participants in the Performance Bonus Plan will be selected by the Compensation Committee for each performance period from those officers and key executives of the Company and its subsidiaries whose efforts contribute materially to the success of the Company. No employee will be a participant unless he or she is selected by the Compensation Committee, in its sole discretion. No employee will at any time have the right to be selected as a participant nor, having been selected as a participant for one performance period, to be selected as a participant in any other performance period.

Bonus Awards and Performance Goals. The Compensation Committee, based upon information to be supplied by management of the Company and, where determined as necessary by the Board, the ratification of the Board, will establish for each performance period a maximum award (and, if the Compensation Committee deems appropriate, a floor, threshold, and/or target award) and goals relating to Company, subsidiary, divisional, departmental, and/or functional performance for each participant and communicate such award levels and goals to each participant prior to or during the performance period for which such award may be made. For purposes of the Performance Bonus Plan, the performance period is the fiscal year of the Company during which performance is measured to determine the level of attainment of a bonus award. Bonus awards will be earned by each participant based upon the level of attainment of his or her goals during the applicable performance period; provided that the Compensation Committee may reduce the amount of any bonus award in its sole and absolute discretion. As soon as practicable after the end of the applicable performance period, the Compensation Committee will determine the level of attainment of the goals for each participant and the bonus award to be made to each participant.

162(m) Performance Criteria. The performance goals applicable for bonus awards intended to qualify as performance-based compensation under Section 162(m) ("162(m) Bonus Awards") will be based on objective performance criteria established by the Compensation Committee ("162(m) Performance Criteria") and measured in terms of one or more of the following objectives: (i) earnings before or after taxes, interest, depreciation, and/or amortization; (ii) net earnings (before or after taxes); (iii) net income (before or after taxes); (iv) operating income before or after depreciation and amortization (and including or excluding capital expenditures); (v) operating income (before or after taxes); (vi) operating profit (before or after taxes); (vii) book value; (viii) earnings per share (before or after taxes); (ix) market share; (x) return measures (including, but not limited to, return on capital, invested capital, assets, equity); (xi) margins; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) comparable or same store sales; (xiv) sales or product volume growth; (xv) productivity improvement or operating efficiency; (xvi) costs or expenses; (xvii) shareholders' equity; (xviii) revenues or sales; (xix) cash flow (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (xx) revenue-generating unit-based metrics; (xxi) expense targets; (xxii) individual performance objectives; (xxiii) working capital targets; (xxiv) measures of economic value added; (xxv) inventory control; or (xxvi) enterprise value.

The foregoing 162(m) Performance Criteria may relate to the Company, one or more of its affiliates, or one or more of its or their divisions or units, or departments or functions, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Compensation Committee will determine. In addition, to the degree consistent with Section 162(m) (or any successor section thereto), the 162(m) Performance Criteria may be calculated without regard to extraordinary items.

Each grant of a 162(m) Bonus Award will specify the 162(m) Performance Criteria to be achieved, a minimum acceptable level of achievement below which no payment or award will be made, and a formula for determining the amount of any payment or award to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified 162(m) Performance Criteria.

If the Compensation Committee determines that a change in the business, operations, corporate structure, or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the 162(m) Performance Criteria to be unsuitable, the Compensation Committee may modify such 162(m) Performance Criteria or the related minimum acceptable level of achievement, in whole or in part, as the Compensation Committee deems appropriate and equitable; provided, however, that no such modification will be made if the effect would be to cause a 162(m) Bonus Award to fail to qualify for the performance-based compensation exception to Section 162(m). In addition, at the time performance goals are established as to a 162(m) Bonus Award, the Compensation Committee is authorized to determine the manner in which the related 162(m) Performance Criteria will be calculated or measured to take into account certain factors over which the participant has no control or limited control including changes in industry margins, general economic conditions, interest rate movements, and changes in accounting principles.

162(m) Bonus Awards. Unless determined otherwise by the Compensation Committee, each bonus award awarded under the Performance Bonus Plan will be a 162(m) Bonus Award and will be subject to the following requirements, notwithstanding any other provision of the Performance Bonus Plan to the contrary:

- No 162(m) Bonus Award may be paid unless and until the shareholders of the Company have approved the Performance Bonus Plan in a manner which complies with the shareholder approval requirements of Section 162(m).
- A 162(m) Bonus Award may be made only by a committee which is comprised solely of not less than two directors, each of whom is an "outside director" (within the meaning of Section 162(m)).
- The performance goals to which a 162(m) Bonus Award is subject must be based solely on 162(m) Performance Criteria. Such performance goals, and the maximum, target, and/or threshold (as applicable) bonus amount payable upon attainment thereof, must be established by the Compensation Committee within the time limits required in order for the 162(m) Bonus Award to qualify for the performance-based compensation exception to Section 162(m).
- No 162(m) Bonus Award may be paid until the Compensation Committee has certified the level of attainment of the applicable performance criteria.
- The maximum amount of a 162(m) Bonus Award is $5 million to a single participant.

Payment of Bonus Awards. Bonus awards earned during any performance period will be paid as soon as practicable following the end of such performance period and the determination of the amount thereof will be made by the Compensation Committee. Payment of bonus awards will be made in the form of cash. Bonus award amounts earned but not yet paid will not accrue interest.

Termination of Employment. A participant will be eligible to receive payment of his or her bonus award earned during a performance period, so long as the participant is employed on the last day of such performance period, notwithstanding any subsequent termination of employment prior to the actual payment of the bonus award.

Transferability. A participant may not assign, sell, encumber, transfer, or otherwise dispose of any rights or interests under the Performance Bonus Plan except by will or the laws of descent and distribution. Any attempted disposition in contravention of the preceding sentence will be null and void.

Reorganization or Discontinuance. The obligations of the Company under the Performance Bonus Plan will be binding upon any successor corporation or organization resulting from merger, consolidation, or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. The Company will make appropriate provision for the preservation of participants' rights under the Performance Bonus Plan in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization, or transfer of assets. If the business conducted by the Company will be discontinued, any previously earned and unpaid bonus awards under the Performance Bonus Plan will become immediately payable to the participants then entitled thereto.

Section 409A. To the extent applicable, notwithstanding anything in the Performance Bonus Plan to the contrary, the Performance Bonus Plan and all bonus awards (including 162(m) Bonus Awards) will be interpreted in accordance with Section 409A and Department of Treasury regulations and other interpretative guidance issued thereunder, including, without limitation, any such regulations or other guidance that may be issued after the effective date of the Performance Bonus Plan. Notwithstanding any provision of the Performance Bonus Plan to the contrary, in the event that the Compensation Committee determines that any amounts payable under the Performance Bonus Plan will be taxable to a participant under Section 409A and related Department of Treasury guidance, prior to payment to such participant of such amount, the Company may (i) adopt such amendments to the Performance Bonus Plan and bonus awards (including 162(m) Bonus Awards) and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Compensation Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Performance Bonus Plan and the bonus awards (including 162(m) Bonus Awards) and/or (b) take such other actions as the Compensation Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

Termination or Amendment of Performance Bonus Plan. The Compensation Committee may amend, suspend, or terminate the Performance Bonus Plan at any time; provided that no amendment may be made without the approval of the Company's shareholders if the effect of such amendment would be to cause outstanding or pending 162(m) Bonus Awards to cease to qualify for the performance-based compensation exception to Section 162(m).

Awards Under the Performance Bonus Plan

No payments have yet been made in respect of awards granted under the Performance Bonus Plan. The amount of the actual bonus payments that may be made under the Performance Bonus Plan will be determined by the Compensation Committee in its discretion. It is, therefore, not possible to predict the actual amounts that will be paid to particular individuals in the future under the Performance Bonus Plan.

Conclusion

The Company believes that its best interests will be served by the approval of the Performance Bonus Plan. The Performance Bonus Plan will enable the Company to be in a position to continue to grant performance cash incentive awards while preserving, where appropriate, the tax deductibility of these awards.

Vote Required for Approval

The affirmative vote of the holders of a majority of the common stock present in person or represented by proxy at the Annual Meeting is required to approve the Performance Bonus Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL.

PROPOSAL THREE – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Deloitte & Touche LLP, or Deloitte, as the Company's independent registered public accounting firm for fiscal 2008, and the Board is asking shareholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Company's independent registered public accounting firm to be engaged, retained, and supervised by the Audit Committee, the Board considers the selection of the independent registered public accounting firm to be an important matter of shareholder concern and is submitting the selection of Deloitte for ratification by shareholders as a matter of good corporate practice.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL.

Representatives of Deloitte are expected to be present at the Annual Meeting. They will have the opportunity to make a statement and will be available to respond to appropriate questions. If the shareholders should fail to ratify the selection of Deloitte as the Company's independent registered public accounting firm for fiscal 2008, the Audit Committee will designate the Company's independent registered public accounting firm for fiscal 2008.

The following table shows the aggregate fees billed to us for professional services by Deloitte for fiscal years 2007 and 2006:

	Fiscal 2007	Fiscal 2006
Audit Fees	$ 1,022,099	$ 1,029,458
Audit-Related Fees	83,901	65,708
Tax Fees	3,900	5,580
All Other Fees	—	—
Total Fees	$ 1,109,900	$ 1,100,746

A description of the types of services provided in each category is as follows:

Audit Fees — For fiscal 2007 and 2006, includes fees for professional services and expenses relating to the audit of our annual financial statements, review of our quarterly financial information, and the audit of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

Audit-Related Fees — For fiscal 2007 and 2006, includes fees for professional services and expenses relating to work for our wholly-owned bank subsidiary, World's Foremost Bank, as it relates to the bank's securitization transactions. Fiscal 2007 also includes fees for professional services and expenses related to the filing of a Registration Statement of Form S-8.

Tax Fees — For fiscal 2007 and 2006, consists of work for tax compliance and consulting related to the Company's operations in Hong Kong.

None of the services described above were approved pursuant to the de minimis exception provided in Rule 2-01(c)(7)(i)(C) of Regulation S-X promulgated by the SEC. The Audit Committee also concluded that Deloitte's provision of audit and non-audit services to the Company and its affiliates is compatible with Deloitte's independence.

The Audit Committee has adopted a policy for the pre-approval of audit and permitted non-audit services that may be performed by the Company's independent registered public accounting firm. Under this policy, each year, at the time it engages the independent registered public accounting firm, the Audit Committee pre-approves the audit engagement terms and fees and also may pre-approve detailed types of audit-related and permitted tax and other services, subject to certain dollar limits, to be performed during the next twelve months. All other non-audit services are required to be pre-approved by the Audit Committee on an engagement-by-engagement basis, subject to those exceptions that may be permitted by applicable law. The Audit Committee may delegate its authority to pre-approve services to one or more of its members, whose activities shall be reported to the Audit Committee at each regularly scheduled meeting.

PROPOSALS OF SHAREHOLDERS FOR 2009 ANNUAL MEETING

If you would like to present a proposal for possible inclusion in our 2009 Proxy Statement pursuant to the SEC's rules, send the proposal to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. Proposals must be received by December 1, 2008.

Shareholders who want to bring business before the annual meeting of shareholders in 2009 other than through a shareholder proposal pursuant to the SEC's rules must notify our Secretary in writing and provide the information required by the provision of our Amended and Restated Bylaws dealing with shareholder proposals. The notice must be received at our principal executive offices not less than 120 days prior to the date of the annual meeting of shareholders in 2008. The requirements for such notice are set forth in our Amended and Restated Bylaws. You may request a copy of our Amended and Restated Bylaws by writing to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

OTHER MATTERS

The Board does not intend to bring any other business before the Annual Meeting, and so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the meeting. In addition to the scheduled items of business, shareholder proposals (including proposals omitted from the Proxy Statement and proxy card pursuant to the proxy rules of the SEC) and matters relating to the conduct of the Annual Meeting may be considered at the Annual Meeting. As to any other business that may properly come before the Annual Meeting, it is intended that proxies will be voted in respect thereof in accordance with the judgment of the persons voting such proxies.

Our Annual Report on Form 10-K, as filed by us with the SEC (excluding exhibits), is a portion of the Annual Report that is being furnished to our shareholders as set forth in the Notice of Internet Availability. Our Annual Report will be mailed to those shareholders who request to receive written proxy materials. However, such Annual Report, including the Annual Report on Form 10-K, is not to be considered part of this proxy solicitation material. A copy of exhibits to our Annual Report on Form 10-K will be provided upon request to our Secretary, Cabela's, One Cabela Drive, Sidney, Nebraska 69160 upon the payment of a reasonable fee to furnish such exhibits.

DATED: Sidney, Nebraska, March 31, 2008.

APPENDIX A

CABELA'S INCORPORATED
INDEPENDENCE GUIDELINES AND CATEGORICAL STANDARDS

The Board intends that, except during periods of temporary vacancies, a majority of the directors will be independent directors, as independence is determined by the Board, based on the guidelines set forth below. Directors who do not satisfy these independence guidelines also make valuable contributions to the Board and to the Company by reason of their experience and wisdom.

The Board has established the following guidelines to assist it in determining director independence, which conform to or exceed the independence requirements in the New York Stock Exchange listing requirements. In addition to applying these guidelines, the Board will consider all relevant facts and circumstances in making an independence determination, and not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation.

For a director to be considered independent, the Board must determine that the director does not have any direct or indirect material relationship with the Company. In addition:

i. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship.

ii. A director who receives any direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), or whose immediate family member receives more than $100,000 per year in direct compensation, is not independent until three years after such compensation has been received.

iii. A director who is affiliated with or employed by, or whose immediate family member is employed in a professional capacity by, a present or former internal or external auditor of the Company is not independent until three years after the end of the affiliation or the employment or auditing relationship.

iv. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not independent until three years after the end of such service or the employment relationship.

v. A director who is employed by, or whose immediate family member is an executive officer of, a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, is not independent until three years after falling below such threshold.

vi. A director who has a direct or indirect material interest (as determined by the Board), or whose immediate family member has a direct or indirect material interest (as determined by the Board), in any transaction since the beginning of the Company's last fiscal year, or any proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000 is not independent until one year after completion of the transaction.

The Board has determined that the following relationships are categorically immaterial and shall not disqualify a director or nominee from being considered independent.

i. A director, or an immediate family member of a director, is affiliated with, or is a partner, employee, officer, director, or less than 25% owner of, a company that makes or has made payments to, or receives or has received payments (other than contributions, if the entity is a tax–exempt organization) from, the Company for property or services, and the amount of such payments has not within any of such other company's three most recently completed fiscal years exceeded the greater of $1 million or 1% of such other company's consolidated gross revenues for such year.

ii. A director, or an immediate family member of a director, is affiliated with, or is a partner, employee, officer, director, or less than 25% owner of, a bank, savings and loan association, insurance company, or other institutional lender that makes or has made loans to the Company (which shall include the purchase of notes or other debt instruments), and the amount of such loans has not within any of such lender's three most recently completed fiscal years exceeded 1% of such lender's, or 10% of the Company's, consolidated gross assets.

iii. A director, or an immediate family member of a director, is affiliated with, or is a partner, employee, officer, director, or less than 25% owner of, a paid advisor, paid consultant, or paid provider of professional services to any member of the Company's senior management or Board, or any immediate family member of a member of the Company's senior management or Board, and the amount of such payments has not within any of such firm's three most recently completed fiscal years exceeded the greater of $250,000 or 1% of such other firm's consolidated gross revenues for such year.

iv. A director, or an immediate family member of a director, is a trustee, fiduciary, director, or officer of a tax-exempt organization to which the Company contributes, and the contributions to such organization by the Company have not within any of such organization's three most recently completed fiscal years exceeded the greater of $250,000 or 1% of such organization's consolidated gross revenues for such year.

APPENDIX B

CABELA'S INCORPORATED
QUALIFICATIONS AND SPECIFIC QUALITIES AND SKILLS REQUIRED FOR DIRECTORS

Board Membership Criteria

The Nominating and Corporate Governance Committee works with the Board on a regular basis to determine the appropriate characteristics, skills and experience for the Board as a whole and its individual members with the objective of having a Board with diverse backgrounds and appropriate experience. In evaluating the suitability of individual Board members, the Board takes into account many factors, including general understanding of marketing, finance and other disciplines relevant to the success of a growing publicly traded company in today's business environment, understanding of the Company's business, educational and professional background, and personal accomplishment. The Board evaluates each individual in the context of the Board as a whole, with the objective of recommending a group that can best perpetuate the success of the Company's business and represent stockholder interests through the exercise of sound judgment, using its diversity of experience. In determining whether to recommend a director for re-election, the Nominating and Corporate Governance Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the Board.

Personal Characteristics and Core Competencies of Directors

Individual directors should possess all of the following personal characteristics:

- *Integrity and Accountability* - Character is the primary consideration in evaluating any Board member. Directors should demonstrate high ethical standards and integrity in their personal and professional dealings and be willing to act on and remain accountable for their boardroom decisions.
- *Informed Judgment* - Board members should have the ability to provide wise, thoughtful counsel on a broad range of issues. Directors should possess high intelligence and wisdom and apply it in decision making.
- *Financial Literacy* - One of the important roles of the Board is to monitor the Company's financial performance. Board members should be financially literate. Directors should know how to read a balance sheet, income statement and cash flow statement, and understand the use of financial ratios and other indices for evaluating Company performance.
- *Mature Confidence* - The Board functions best when directors value Board and team performance over individual performance. Openness to other opinions and the willingness to listen should rank as highly as the ability to communicate persuasively. Board members should approach others assertively, responsibly and supportively and raise tough questions in a manner that encourages open discussion.
- *High Performance Standards* - In today's highly competitive world, only companies capable of performing at the highest levels are likely to prosper. Board members should have a history of achievements that reflect high standards for themselves and others.
- *Passion* - Directors should be passionate about the performance of the Company, both in absolute terms and relative to its peers. That passion should manifest itself in engaged debate about the future of the Company and a camaraderie among the Board that both challenges and inspires the Company's employees.

- *Creativity* - Success in the retail business will ultimately go to the participants who adapt quickly to changing environments and implement creative solutions to the significant challenges faced by industry participants. Board members should possess the creative talents needed to augment those of management.

Core Competencies of the Board as a Whole

To adequately fulfill the Board's complex roles, from overseeing the audit and monitoring managerial performance to responding to crises and approving the Company's strategic plan, a host of core competencies need to be represented on the Board. The Board as a whole should possess the following core competencies, with each member contributing knowledge, experience and skills in one or more domains.

- *Accounting and Finance* - Among the most important missions of the Board is ensuring that stockholder value is both enhanced through corporate performance and protected through adequate internal financial controls. The Board should have one or more directors with specific expertise in financial accounting and corporate finance, especially with respect to trends in debt and equity markets.
- *Business Judgment* - Stockholders rely on directors to make sensible choices on their behalf. Directors should have a record of making good business decisions in the corporate sector.
- *Management* - To monitor corporate management, the Board needs to understand management trends in general and industry trends in particular. The Board should have one or more directors who understand and stay current on general management "best practices" and their application in complex, rapidly evolving business environments.
- *Crisis Response* - Organizations inevitably experience both short and long-term crises. The ability to deal with crises can minimize ramifications and limit negative impact on Company performance. Boards should have one or more directors who have the ability and time to perform during periods of both short-term and prolonged crises.
- *Industry Knowledge* - Companies continually face new opportunities and threats that are unique to their industries. The Board should have one or more members with appropriate and relevant industry-specific knowledge.
- *Leadership* - Ultimately, a company's performance will be determined by the directors' and CEO's ability to attract, motivate and energize a high-performance leadership team. The Board should have one or more directors who understand and possess empowerment skills and have a history of motivating high-performing talent.
- *Strategy and Vision* - A key Board role is to approve and monitor Company strategy to ensure the Company's continued high performance. The Board should have one or more directors with the skills and capacity to provide strategic insight and direction by encouraging innovation, conceptualizing key trends, evaluating strategic decisions and continuously challenging the organization to sharpen its vision.

APPENDIX C

CABELA'S INCORPORATED
PERFORMANCE BONUS PLAN

ARTICLE 1
PURPOSE

The Plan is intended to increase stockholder value and the success of the Company by motivating key executives (1) to perform to the best of their abilities, and (2) to achieve the Company's objectives. The Plan's goals are to be achieved by providing such executives with incentive awards based on the achievement of goals relating to the performance of the Company or upon the achievement of individual performance goals. The Plan is intended to permit the payment of bonuses that may qualify as performance-based compensation under Section 162(m) of the Code.

ARTICLE 2
DEFINITIONS

"*Board*" means the Board of Directors of the Company.

"*Bonus Award*" means the award, as determined by the Committee, to be granted to a Participant based on that Participant's level of attainment of his or her goals established in accordance with Articles 4 and 5.

"*Code*" means the Internal Revenue Code of 1986, as amended.

"*Committee*" means either (i) the Compensation Committee of Board or (ii) a committee selected by the Board to administer the Plan and composed of not less than two directors, each of whom is an "outside director" (within the meaning of Section 162(m) of the Code).

"*Company*" means Cabela's Incorporated together with each of its subsidiaries (as such term is defined in Section 424(f) of the Code).

"*Individual Performance Objective*" means any individual Company business-related objective that is objectively determinable within the meaning of Code Section 162(m) and the Treasury Regulations promulgated thereunder. Individual Performance Objectives shall include, but not be limited to, improvement in customer satisfaction, opening of additional retail stores, and similar objectively determinable performance objectives related to the Participant's job responsibilities with the Company.

"*162(m) Bonus Award*" means a Bonus Award which is intended to qualify for the performance-based compensation exception to Section 162(m) of the Code, as further described in Article 7.

"*Participant*" means any officer or key executive designated by the Committee to participate in the Plan.

"*Performance Criteria*" means objective performance criteria established by the Committee with respect to 162(m) Bonus Awards. Performance Criteria shall be measured in terms of one or more of the following objectives:

(i) earnings before or after taxes, interest, depreciation and/or amortization;

(ii) net earnings (before or after taxes);

(iii) net income (before or after taxes);

(iv) operating income before or after depreciation and amortization (and including or excluding capital expenditures);

(v) operating income (before or after taxes);

(vi) operating profit (before or after taxes);

(vii) book value;

(viii) earnings per share (before or after taxes);

(ix) market share;

(x) return measures (including, but not limited to, return on capital, invested capital, assets, equity);

(xi) margins;

(xii) share price (including, but not limited to, growth measures and total stockholder return);

(xiii) comparable or same store sales;

(xiv) sales or product volume growth;

(xv) productivity improvement or operating efficiency;

(xvi) costs or expenses;

(xvii) stockholders' equity;

(xviii) revenues or sales;

(xix) cash flow (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);

(xx) revenue-generating unit-based metrics;

(xxi) expense targets;

(xxii) Individual Performance Objectives;

(xxiii) working capital targets;

(xxiv) measures of economic value added;

(xxv) inventory control; or

(xxvi) enterprise value.

The foregoing criteria may relate to the Company, one or more of its or its divisions or units, or departments or functions, or any combination of the foregoing, and may be applied on an absolute basis and/or be relative to one or more peer group companies or indices, or any combination thereof, all as the Committee shall determine. In addition, to the degree consistent with Section 162(m) of the Code (or any successor section thereto), the Committee shall appropriately adjust any evaluation of performance under a Performance Criteria to exclude (i) any extraordinary non-recurring items as described in Accounting Principles Board Opinion No. 30 and/ or in management's discussion and analysis of financial conditions and results of operations appearing in the Company's annual report to stockholders for the applicable year, or (ii) the effect of any changes in accounting principles affecting the Company's or a business units' reported results.

Each grant of a 162(m) Bonus Award shall specify the Performance Criteria to be achieved, a minimum acceptable level of achievement below which no payment or award will be made, and a formula for determining the amount of any payment or award to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified Performance Criteria.

"*Performance Period*" means the period during which performance is measured to determine the level of attainment of a Bonus Award, which shall be the fiscal year of the Company.

"*Plan*" means the Performance Bonus Plan.

ARTICLE 3
ELIGIBILITY

Participants in the Plan shall be selected by the Committee for each Performance Period from those officers and key executives of the Company and its subsidiaries whose efforts contribute materially to the success of the Company. No employee shall be a Participant unless he or she is selected by the Committee, in its sole discretion. No employee shall at any time have the right to be selected as a Participant nor, having been selected as a Participant for one Performance Period, to be selected as a Participant in any other Performance Period.

ARTICLE 4
ADMINISTRATION

The Committee, in its sole discretion, will determine eligibility for participation, establish the maximum award which may be earned by each Participant (which may be expressed in terms of dollar amount, percentage of salary or any other measurement), establish goals for each Participant (which may be objective or subjective, and based on individual, Company, subsidiary and/or division performance), calculate and determine each Participant's level of attainment of such goals, and calculate the Bonus Award for each Participant based upon such level of attainment.

Except as otherwise herein expressly provided, full power and authority to construe, interpret, and administer the Plan shall be vested in the Committee, including the power to amend or terminate the Plan as further described in Article 13. The Committee may at any time adopt such rules, regulations, policies, or practices as, in its sole discretion, it shall determine to be necessary or appropriate for the administration of, or the performance of its respective responsibilities under, the Plan. The Committee may at any time amend, modify, suspend, or terminate such rules, regulations, policies, or practices.

ARTICLE 5
BONUS AWARDS

The Committee, based upon information to be supplied by management of the Company, will establish for each Performance Period a maximum award (and, if the Committee deems appropriate, a floor, threshold and/or target award) and goals relating to Company, subsidiary, divisional, departmental and/or functional performance for each Participant and communicate such award levels and goals to each Participant prior to or during the Performance Period for which such award may be made. Bonus Awards will be earned by each Participant based upon the level of attainment of his or her goals during the applicable Performance Period; provided that the Committee may reduce the amount of any Bonus Award in its sole and absolute discretion. As soon as practicable after the end of the applicable Performance Period, the Committee shall determine the level of attainment of the goals for each Participant and the Bonus Award to be made to each Participant.

ARTICLE 6
PAYMENT OF BONUS AWARDS

Subject to Article 15 below, Bonus Awards earned during any Performance Period shall be paid as soon as practicable following the end of such Performance Period and the determination of the amount thereof shall be made by the Committee, but in no event later than 90 days after the end of the applicable Performance Period. Payment of Bonus Awards shall be made in the form of cash. Bonus Award amounts earned but not yet paid will not accrue interest.

ARTICLE 7
162(M) BONUS AWARDS

Unless determined otherwise by the Committee, each Bonus Award awarded under the Plan shall be a 162(m) Bonus Award and will be subject to the following requirements, notwithstanding any other provision of the Plan to the contrary:

7.1 No 162(m) Bonus Award may be paid unless and until the stockholders of the Company have approved the Plan in a manner which complies with the stockholder approval requirements of Section 162(m) of the Code.

7.2 A 162(m) Bonus Award may be made only by a Committee which is comprised solely of not less than two directors, each of whom is an "outside director" (within the meaning of Section 162(m) of the Code).

7.3 The performance goals to which a 162(m) Bonus Award is subject must be based solely on Performance Criteria. Such performance goals, and the maximum, target, threshold and/or floor (as applicable) Bonus Award payable upon attainment thereof, must be established by the Committee within the time limits required in order for the 162(m) Bonus Award to qualify for the performance-based compensation exception to Section 162(m) of the Code.

7.4 No 162(m) Bonus Award may be paid until the Committee has certified the level of attainment of the applicable Performance Criteria.

7.5 The maximum amount of a 162(m) Bonus Award is $5 million to a single Participant.

ARTICLE 8
REORGANIZATION OR DISCONTINUANCE

The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company. The Company will make appropriate provision for the preservation of Participants' rights under the Plan in any agreement or plan which it may enter into or adopt to effect any such merger, consolidation, reorganization or transfer of assets.

If the business conducted by the Company shall be discontinued, any previously earned and unpaid Bonus Awards under the Plan shall become immediately payable to the Participants then entitled thereto.

ARTICLE 9
NON-ALIENATION OF BENEFITS

A Participant may not assign, sell, encumber, transfer or otherwise dispose of any rights or interests under the Plan except by will or the laws of descent and distribution. Any attempted disposition in contravention of the preceding sentence shall be null and void.

ARTICLE 10
NO CLAIM OR RIGHT TO PLAN PARTICIPATION

No employee or other person shall have any claim or right to be selected as a Participant under the Plan. Neither the Plan nor any action taken pursuant to the Plan shall be construed as giving any employee any right to be retained in the employ of the Company.

ARTICLE 11
TAXES

The Company shall deduct from all amounts paid under the Plan all federal, state, local and other taxes required by law to be withheld with respect to such payments.

ARTICLE 12
NO LIABILITY OF COMMITTEE MEMBERS; INDEMNIFICATION

No member of the Committee shall be personally liable by reason of any contract or other instrument related to the Plan executed by such member or on his or her behalf in his or her capacity as a member of the Committee, nor for any mistake of judgment made in good faith.

Each person who is or has been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

ARTICLE 13
TERMINATION OR AMENDMENT OF THE PLAN

The Committee may amend, suspend or terminate the Plan at any time; provided that no amendment may be made without the approval of the Company's stockholders if the effect of such amendment would be to cause outstanding or pending 162(m) Bonus Awards to cease to qualify for the performance-based compensation exception to Section 162(m) of the Code.

ARTICLE 14
UNFUNDED PLAN

Participants shall have no right, title, or interest whatsoever in or to any investments which the Company may make to aid it in meeting its obligations under the Plan. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship between the Company and any Participant, beneficiary, legal representative or any other person. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan.

The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

ARTICLE 15
DEFERRALS

The Committee may defer payment of 162(m) Bonus Awards, or any portion thereof, as the Committee, in its discretion, determines to be necessary or desirable to preserve the deductibility of such amounts under Section 162(m) of the Code. In addition, the Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion.

ARTICLE 16
SECTION 409A OF THE CODE

To the extent applicable, notwithstanding anything herein to the contrary, the Plan and Bonus Awards issued hereunder (including 162(m) Bonus Awards) shall be interpreted in accordance with Section 409A of the Code and Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the effective date of the Plan. Notwithstanding any provision of the Plan to the contrary, in the event that the Committee determines that any amounts payable hereunder will be taxable to a Participant under Section 409A of the Code and related Department of Treasury guidance, prior to payment to such Participant of such amount, the Company may (a) adopt such amendments to the Plan and Bonus Awards (including 162(m) Bonus Awards) and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Bonus Awards (including 162(m) Bonus Awards) hereunder and/or (b) take such other actions as the Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A of the Code.

ARTICLE 17
GOVERNING LAW

The terms of the Plan and all rights thereunder shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to principles of conflict of laws.

ARTICLE 18
EFFECTIVE DATE

The effective date of the Plan is February 12, 2008.

Directors & Executive Officers

Board of Directors

Richard N. Cabela
Chairman
Cabela's Incorporated

James W. Cabela
Vice Chairman
Cabela's Incorporated

Dennis Highby
President and Chief Executive Officer
Cabela's Incorporated

Theodore M. Armstrong
Retired Chief Financial Officer
Angelica Corporation

John H. Edmondson
Retired Chief Executive Officer
West Marine, Inc.

John Gottschalk
Chairman
Omaha World-Herald Company

Reuben Mark
Chairman
Colgate-Palmolive Company

Michael R. McCarthy
Chairman
McCarthy Group, LLC

Stephen P. Murray
President and Chief Executive Officer
CCMP Capital Advisors, LLC

Gerald E. Matzke
Emeritus Director
Partner
Matzke, Mattoon & Miller



Executive Officers

Richard N. Cabela
Chairman

James W. Cabela
Vice Chairman

Dennis Highby
President and Chief Executive Officer

Patrick A. Snyder
Senior Vice President of Merchandising, Marketing and Retail Operations

Michael Callahan
Senior Vice President of Business Development and International Operations

Brian J. Linneman
Senior Vice President of Global Supply Chain and Operations

Ralph W. Castner
Vice President and Chief Financial Officer, and Chairman of the Board of World's Foremost Bank

Joseph M. Friebe
Vice President, and President and Chief Executive Officer of World's Foremost Bank

Charles Baldwin
Vice President and
Chief Human Resources Officer

Corporate Information

Corporate Headquarters
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160
Telephone: (308)254-5505

Legal Counsel
Koley Jessen P.C., L.L.O.
One Pacific Place
1125 South 103 Street, Suite 800
Omaha, Nebraska 68124

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Suite 3100
Omaha, Nebraska 68102

Transfer Agent & Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164
Telephone: (800)401-1957

Notice of Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. MT on Tuesday, May 13, 2008, at the Holiday Inn, 664 Chase Blvd., Sidney, Nebraska 69162
Telephone: (308)254-2000

Investor Relations Inquiries
Questions and requests for information should be directed to Christopher Gay, Treasurer and Manager of Investor Relations, at (308)255-2905 or via e-mail at christopher.gay@cabelas.com or by visiting the Company's Web site at www.cabelas.com.

Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160
Telephone: (308)254-5505
www.cabelas.com
NYSE:CAB

END